HYPOTHEKENBANK IN ESSEN AG

05006198

Hypothekenbank in Essen AG ♦ Postfach 101861 ♦ 45018 Essen ♦ Germany

Gildehofstrasse 1
45127 Essen
Germany
www.essenhyp.com
info@essenhyp.com
Tel.: +49 201 8135-0
Fax: +49 201 8135-200

Bank Details:
Deutsche Bundesbank
Filiale Essen
Account No.: 360 096 10
BIC Code: HYES DE 3E

Commerzbank AG
Bank Code 360 400 39
Account No.: 177 64 75

Registered Letter / Advice of Delivery

Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
450 Fifth Street, NW
Washington D.C. 20549
United States

SUPPL

Your ref.	Your message	Our ref.	Extension	Essen
		UM	-486	22.02.05

SEC MAIL PROCESSING
RECEIVED
MAR - 2 2005
WASH, D.C. 213 SECTION

File No. 824883 – Frequent Issuer Status of Hypothekenbank in Essen AG

Dear Sir or Madam,

Please find enclosed Essen Hyp's website as of January 31, 2005 (English version), the Press Release as of January 27, 2005 (German and English version), the Press Release as of February 9, 2005 (German and English version), the Press Release as of February 16, 2005 (German and English version) and the Press Release as of February 17, 2005 (German and English version).
We send you this information in order to fulfill our obligations for the frequent issuer status of Hypothekenbank in Essen AG / Germany.

PROCESSED
MAR 07 2005
THOMSON
FINANCIAL

We would be obliged if you could confirm that you have received this information by returning the enclosed answer form to us.

Thank you very much for your assistance.

Yours faithfully,

Hypothekenbank in Essen
Aktiengesellschaft

U. Meierkamp

3/7

HYPOTHEKENBANK IN ESSEN AG

Press Release for the Hypothekenbank in Essen AG – 27.1.2005

Hypothekenbank in Essen AG continues to grow

- **Essen Hyp exceeds expectations in 2004**
- **Total assets approaching Euro 80 billion**

Today, the Hypothekenbank in Essen AG (Essen Hyp) published its unaudited key financial figures for 2004: The bank further increased its operating result, net income and total assets.

With total assets of about Euro 80 billion (+6.9%), Essen Hyp is a leading financial services provider. The increases in the operating result from Euro 118.6 million to Euro 128.6 million (+8.4%) and in the net income from Euro 81.2 million to Euro 91.0 million (+12.1%) are outstanding results. Generating a return on equity after tax of 14.3% and a cost income ratio of 11.6%, Essen Hyp further strengthened its leading position for profitability and productivity in 2004.

Hubert Schulte-Kemper, Chairman of the Board of Managing Directors of the Hypothekenbank in Essen AG commented that, "The unaudited key figures for 2004 plainly exceed our targets and underline the success of our business strategy. In the face of difficult market conditions, we managed again to beat all key financial benchmarks."

in Euro	2004	2003	2002
Total Assets	**79.5 bn**	74.2 bn	71.0 bn
Operating Result	**128.6 m**	118.6 m	112.3 m
Net Income	**91.0 m**	81.2 m	76.2 m
New Lending Commitments	**17.1 bn**	17.6 bn	18.3 bn
Total Funding	**28.3 bn**	33.0 bn	21.2 bn
Return on Equity after tax	**14.3%**	14.1%	13.8%
Cost Income Ratio	**11.6%***	12.0%	12.4%

*) This figure does not include the current-value depreciation of tangible fixed assets in the amount of Euro 10.4 m.

Successful start in 2005

Since the beginning of the new fiscal year on January 1, the Hypothekenbank in Essen AG has already achieved new lending commitments of Euro 1.6 billion. Current funding levels amount to Euro 4.5 billion. This includes the successful issuance of a Euro 2 billion Public-Sector Global Pfandbrief featuring a AAA rating, four-year maturity (27.02.2009), and a coupon of 2.75%.

Hubert Schulte-Kemper, who was very pleased with the successful closure of the transaction on 19 January 2005 remarked that, "We were already able to close the books at midday, when the order volume was approaching Euro 3 billon."

He particularly emphasizes that the continuing high international demand (58.4%), as well as the significant portion subscribed to by central banks (24.2%), both demonstrate the success of Essen Hyp's international marketing efforts.

Positive Outlook

The successes of 2004 support Essen Hyp's decision to further expand its international investor base in 2005 by enticing international investors with Essen Hyp's high performing and quality product offering. Accompanied by the former German Chancellor, Dr Helmut Kohl, Essen Hyp is to continue its international road shows in Stockholm and Moscow in the first quarter 2005.

To market upcoming issuances, the bank is again active internationally and is targeting investors in Austria, Switzerland, the United Kingdom as well as in southern and eastern European countries. Further events in Asia, the USA and Canada are planned. At the same time, Essen Hyp continues to nurture its excellent contacts with new investors in the Middle East.

The upcoming introduction of new German Pfandbrief Regulations (Pfandbriefgesetz) will open new business opportunities to German mortgage banks and allow other banks to issue Pfandbriefe. By ending the 'special banks' provisions of the German Mortgage Bank Regulations (Hypothekenbankgesetz, HBG), the new regulations will ease the issuance of Pfandbriefe without diluting product quality.

Hubert Schulte-Kemper comments that, "We expect the new regulations to enhance our room for maneuver and accordingly we are already screening the market for new business opportunities that are in line with our current strategic focus. Our further development will be supported by the expected abolition of the limitations of foreign funding activities within all EU member states, as well as of the current circulation limit that restricts balance sheet growth to about 60 times liable equity."

With regard to interest rate development, Essen Hyp's Chairman expects the European Central Bank (ECB) to keep its prime rates unchanged in 2005. Conversely, if the Euro appreciates further against the US dollar because of the huge US Balance of Trade deficit, a further reduction of key interest rates by the ECB is possible. Given this environment, no significant interest rate increases are expected by Essen Hyp, even in the long run.

Calendar & Contacts

17 March 2005	Annual Reception
18 March 2005	Annual Press Conference
15/16 June 2005	4th International Capital Market Conference

Dr Kerstin Büteführ
Corporate Communications
Phone: +49 201 8135 626
Fax: +49 201 8135 135
kerstin.buetefuehr@essenhyp.com

Hypothekenbank in Essen AG
Gildehofstr. 1
DE-45127 Essen

www.essenhyp.com

Pressemitteilung der Hypothekenbank in Essen AG; 27.1.2005

Hypothekenbank in Essen AG weiterhin auf Wachstumskurs

- **Essen Hyp übertrifft 2004 eigene Erwartungen**
- **Bilanzsumme erreicht rund Euro 80 Milliarden**

Die Hypothekenbank in Essen AG (Essen Hyp) hat heute die vorläufigen Finanzeckdaten des Jahres 2004 bekannt gegeben. Die Bank steigert erneut Ergebnis, Gewinn und Bilanzsumme.

Mit einer Bilanzsumme von rund Euro 80 Milliarden (+6,9%) reiht sich die Essen Hyp weltweit unter die größten Finanzinstitute ein. Noch besser entwickelten sich das Betriebsergebnis von Euro 118,6 Millionen auf Euro 128,6 Millionen (+8,4%) und der Nettogewinn von Euro 81,2 Millionen auf Euro 91,0 Millionen (+12,1%). Damit erwirtschaftete die Essen Hyp im Jahr 2004 eine Eigenkapitalrendite nach Steuern von 14,3% und ein Verhältnis von Kosten zu Erträgen (Cost Income Ratio) von 11,6%. In punkto Rentabilität und Produktivität baut sie ihre weltweite Spitzenstellung weiter aus.

Hubert Schulte-Kemper, Vorstandsvorsitzender der Hypothekenbank in Essen AG erklärt: „Die vorläufigen Kennzahlen für 2004 liegen deutlich über Plan und bestätigen den Erfolg unserer Geschäftsstrategie. Bei schwierigen Marktverhältnissen konnten wir alle Schlüsselzahlen weiter verbessern."

in Euro	**2004**	**2003**	**2002**
Bilanzsumme	**79,5 Mrd.**	74,2 Mrd.	71,0 Mrd.
Betriebsergebnis	**128,6 Mio.**	118,6 Mio.	112,3 Mio.
Jahresüberschuss	**91,0 Mio.**	81,2 Mio.	76,2 Mio.
Neugeschäft	**17,1 Mrd.**	17,6 Mrd.	18,3 Mrd.
Refinanzierung	**28,3 Mrd.**	33,0 Mrd.	21,2 Mrd.
Eigenkapitalrendite	**14,3%**	14,1%	13,8%
Cost Income Ratio	**11,6%***	12,0%	12,4%

*) Ohne Berücksichtigung des Sondereffekts aus Teilwertabschreibung im Sachanlagevermögen in Höhe von € 10,4 Mio.

Erfolgreicher Start in das Geschäftsjahr 2005

Seit Beginn des neuen Geschäftsjahres hat die Hypothekenbank in Essen AG bereits Neugeschäft in Höhe von Euro 1,6 Mrd. abgeschlossen. Das Passivgeschäft beläuft sich derzeit schon auf Euro 4,5 Mrd. Darin enthalten ist ein am 19. Januar 2005 erfolgreich emittierter Öffentlicher Pfandbrief im Globalformat mit vierjähriger Laufzeit (27.02.2009). Das Volumen des AAA-gerateten Pfandbriefs beträgt Euro 2 Mrd. und ist mit einem Coupon von 2,75% ausgestattet.

Hubert Schulte-Kemper zeigt sich sehr erfreut über die sehr gut gelaufenen Transaktion. „Wir konnten das Buch am 19.01. frühzeitig schließen, da sich das Ordervolumen bereits um 12.00 Uhr auf Euro 3 Mrd. belief."

Besonders zufrieden war Schulte-Kemper über den wieder sehr hohen Auslandsanteil von 58,4% sowie den Zentralbank-Anteil von 24,2%. Die zeigt, dass die Roadshows, die die Essen Hyp durchgeführt hat, Früchte tragen.

Positiver Blick in die Zukunft

Der Erfolg des Jahres 2004 bestätigt die Essen Hyp in Ihrer Entscheidung auch in 2005 neben inländischen Unternehmenspräsentationen auch im Ausland weitere Investorenkreise von der Leistungsfähigkeit der Essen Hyp und der Qualität ihrer Produkte zu überzeugen. Bereits zu Beginn des neuen Jahres setzt die Essen Hyp deshalb ihre internationale Roadshow in Begleitung von Bundeskanzler a. D. Dr. Helmut Kohl mit Stationen in Stockholm und Moskau fort.
Für Präsentationen und Investorengespräche im Zusammenhang mit bevorstehenden Emissionen wird die Bank ebenfalls jenseits der Grenzen unterwegs sein. Ziele sind Österreich, die Schweiz, Großbritannien sowie die Länder in Süd- und Osteuropa. Weiterhin sind Termine in Asien, in den USA und in Kanada in der Planung. Darüber hinaus wird die Essen Hyp die guten Beziehungen zu den neu gewonnenen Investoren im Mittleren Osten pflegen.

Mit der Einführung des Pfandbriefgesetzes werden einerseits Hypothekenbanken neue Geschäftsfelder für sich erschließen können, andererseits erhalten alle anderen Banken die Option, selbst Pfandbriefe zu emittieren. Die Qualität des Produkts wird darunter aufgrund der Regelungen nicht leiden. Durch das neue Gesetz entfällt das bis dato im Hypothekenbankgesetz (HBG) geregelte Spezialbankprinzip, gleichzeitig steht es für die kontinuierliche Modernisierung des Pfandbriefrechts. Herr Schulte-Kemper erklärt: „Wir erwarten, dass uns das Pfandbriefgesetz neue Aktionsräume eröffnen wird. Entsprechend werden wir den Markt auf neue, der bisherigen Ausrichtung der Essen Hyp entsprechende Geschäftsfelder hin überprüfen. Dies sehen wir unterstützt durch den erwarteten Wegfall der Begrenzung des ausländischen Deckungsgeschäfts für alle EU-Staaten sowie der noch geltenden Umlaufgrenze, die das bilanzielle Wachstum in etwa auf das 60-fache des haftenden Eigenkapitals begrenzt.

Hinsichtlich der Entwicklung der Zinslandschaft geht der Vorstandsvorsitzende davon aus, dass die EZB in diesem Jahr ihre Leitzinsen nicht erhöhen wird. Im Gegenteil: Sollte der Euro gegenüber dem US-Dollar aufgrund des riesigen US-Leistungsbilanzdefizits weiter aufwerten, ist sogar eine nochmalige Leitzinssenkung durch die europäischen Währungshüter vorstellbar.
In diesem Umfeld sei selbst am langen Ende nicht mit merklichen Zinssteigerungen zu rechnen.

Termine & Kontakt

17. März 2005	Jahresempfang
18. März 2005	Jahrespressekonferenz
15./16. Juni 2005	4. Internationale Kapitalmarktkonferenz

Dr. Kerstin Büteführ
Corporate Communications
Telefon: +49 201 8135 626
Fax: +49 201 8135 135
kerstin.buetefuehr@essenhyp.com

Hypothekenbank in Essen AG
Gildehofstr. 1
DE-45127 Essen

www.essenhyp.com

HYPOTHEKENBANK IN ESSEN AG

Press Release of Hypothekenbank in Essen AG as of February 9, 2005

Interest rates at an all-time low

Anybody thinking about buying a new home should definitely make their dream come true right now. Interest rates for home loans have reached a record low – an excellent opportunity for homebuyers.
At year-end 2004 Essen Hyp launched a special loan program for homebuyers at a nominal interest rate of 4.39%. We were pleased to see that the total volume of €110m was placed within a short period of time.

Capital market yields, too, have dropped to record lows. In January 2005 the current yield stood at 3.3% (monthly average). This is the lowest level since the times of the gold standard in the German Empire (3.3% in 1896).
At 3.6%, Pfandbrief yields have also reached an all-time low.

This development can be put down to various reasons. First of all, capital market players have doubts about the sustainablility of the global economic upturn.
Due to lower growth expectations and the absence of inflationary pressures in the euro area, the European Central Bank is expected to keep its minimum bid rate at this historically low level for the foreseeable future. Triggered by this interest rate development, the risk appetite of capital market players has been increasing. In addition to this, companies have cut costs and reduced their debt burden, resulting in a clear narrowing of yield spreads between corporate and government bonds.

In an interview with the German daily Westdeutsche Allgemeine Zeitung (WAZ) as long ago as September 23, 2004 Mr. Hubert Schulte-Kemper, Chairman of the Board of Managing Directors of Essen Hyp, pointed out that interest rates would continue to move sideways for a long period of time, if not even decline further.

Your contact for additional information:

Hypothekenbank in Essen AG
Dr. Kerstin Büteführ
Corporate Communications
Tel: +49 201 8135-626
Fax: +49 201 8135-135
E-mail: kerstin.buetefuehr@essenhyp.com

HYPOTHEKENBANK IN ESSEN AG

Pressemitteilung der Hypothekenbank in Essen AG; 9.2.2005

Zinsen auf historisch niedrigem Niveau

Wer schon länger darüber nachdenkt den Traum von den eigenen vier Wänden zu realisieren, sollte jetzt konkrete Pläne machen. Die Zinsen für Baudarlehen sind auf niedrigem Niveau - rosige Zeiten für den Häuslebauer. Die Essen Hyp hatte zum Jahresende für Bauherren ein Darlehensangebot mit 4,39% Nominalzins herausgegeben, welches erfreulicherweise innerhalb kurzer Zeit mit rund Euro 110 Mio. belegt werden konnte.

Die Kapitalmarktzinsen sind ebenfalls auf ein historisches Tief gefallen. Die Umlaufrendite ist im Januar 2005 auf 3,3% (Monatsdurchschnitt) gefallen. Ein niedrigeres Renditeniveau wurde selbst zur Zeit des Goldstandards im Deutschen Kaiserreich (3,3% im Jahr 1896) nicht erreicht.
Die Pfandbriefrenditen sind mit 3,6% ebenfalls auf ein „Allzeit-Tief" gefallen.

Maßgeblich hierfür ist eine Vielzahl von Gründen. In erster Linie sind hier die erheblichen Zweifel der Kapitalmarktteilnehmer an der Nachhaltigkeit der weltweiten Konjunkturerholung zu nennen.
Im Euro-Raum ist angesichts der getrübten Wachstumserwartungen und nicht vorhandener Inflationsgefahren damit zu rechnen, dass die Europäischen Währungshüter ihren Leitzins noch für lange Zeit auf ihrem historischen Tiefstand belassen werden.
Vor dem Hintergrund dieser Zinslandschaft ist die Risikobereitschaft an den Kapitalmärkten gestiegen. Da die Unternehmen zudem ihre Kosten gesenkt und die Verschuldung zurückgeführt haben, hat sich die Renditedifferenz zwischen Unternehmensanleihen und Staatsanleihen deutlich eingeengt.

In einem Interview mit der WAZ, welches am 23.9.2004 veröffentlicht wurde, wies der Vorstandsvorsitzende der Hypothekenbank in Essen AG, Hubert Schulte-Kemper bereits darauf hin, dass die Zinsen noch für lange Zeit niedrig bleiben, wenn nicht sogar fallen werden.

Ansprechpartnerin für weitere Informationen:
Hypothekenbank in Essen AG
Dr. Kerstin Büteführ
Corporate Communications
Tel: 0201/8135 626
Fax: 0201/8135 135
E-Mail: kerstin.buetefuehr@essenhyp.com

Press Release of Hypothekenbank in Essen AG as of February 16, 2005

Essen Hyp and Dr. Helmut Kohl: Taking the *Pfandbrief* around the world

Hypothekebank in Essen AG (Essen Hyp) paid a visit to Stockholm last week. On February 10, Hubert Schulte-Kemper, Chairman of the Board of Managing Directors, gave a presentation on the bank to more than 300 invited business representatives and prominent guests in the Stockholm Town Hall. Since 2003 Dr. Helmut Kohl, the former Chancellor of the Federal Republic of Germany, has accompanied Essen Hyp for these roadshows. In his very emotional speech, which was entitled "The future lies in cosmopolitanism and Europe", Dr. Kohl addressed several phenomena of our times, such as the lack in respect shown by the large EU member states towards the smaller ones. Dr. Kohl emphasized that, in Europe, quality should take precedence over quantity.

Turning to the euro, Dr. Kohl stressed that the common currency is more than just a means of payment – it really is a symbol of European identification.

Dr. Kohl's speech was received with prolonged applause.

The introduction by Mr. Hubert Schulte-Kemper who stressed that his bank kept its dynamic growth despite the rather difficult market environment was also received with great applause. "We believe that Scandinavia is an important market and this is why we are committed to increasing our investor base here," Mr. Schulte-Kemper emphasized. As much as 22.3% of Essen Hyp's most recent *Pfandbrief* issue in January was placed with Scandinavian investors.

Essen Hyp plans to issue another large-volume *Pfandbrief* in March. Prior to this issue, Essen Hyp will give a presentation to investors in Moscow. As before, this roadshow will be accompanied by Dr. Helmut Kohl.

Forthcoming Events & Contact

March 17, 2005	Annual Reception
March, 18, 2005	Annual Press Conference
June 15 and 16, 2005	4th International Capital Market Conference

Dr. Kerstin Büteführ
Corporate Communications
Telefon: +49 201 8135 626
Fax: +49 201 8135 135
kerstin.buetefuehr@essenhyp.com

Hypothekenbank in Essen AG
Gildehofstr. 1
DE-45127 Essen

www.essenhyp.com

Pressemitteilung der Hypothekenbank in Essen AG; 16.2.2005

Essen Hyp: Mit Helmut Kohl und dem Pfandbrief um die Welt

Die Hypothekenbank in Essen AG (Essen Hyp) hat in der vergangenen Woche in Stockholm ihre Visitenkarte abgegeben. Am 10. Februar hat der Vorstandsvorsitzende der Bank, Hubert Schulte-Kemper, die Bank vor ca. 300 geladenen Gästen aus Wirtschaft und Politik in der Stockholmer Stadthalle präsentiert. Altkanzler Helmut Kohl, der die Roadshows der Essen Hyp bereits seit 2003 begleitet, hielt einen Vortrag mit dem Titel „Die Zukunft liegt in der Weltoffenheit und Europa".
In seiner sehr emotionalen Ansprache griff er verschiedene Erscheinungen der Gegenwart an. Er kritisierte unter anderem den fehlenden Respekt der großen vor den kleinen EU-Mitgliedern. In Europa sei nicht die Quantität sondern die Qualität wichtig.
Zum Thema Euro sagte er, dass es sich dabei nicht nur um ein Zahlungsmittel handele, die gemeinsame Währung sei ein Mittel der europäischen Identifikation.
Seine Rede wurde mit minutenlangem Applaus gewürdigt.

Die Ansprache von Hubert Schulte-Kemper, der seine Bank als Finanzinstitut, dass selbst in den momentan schweren Zeiten dynamisch wachse, vorstellte, endete ebenfalls mit heftigem Applaus. „Wir halten Skandinavien für einen wichtigen Markt", so Schulte-Kemper während seiner Rede, „und wollen die Investorenbasis in Skandinavien ausweiten". Bereits die letzte Emission, die die Essen Hyp im Januar begeben hatte, konnte mit 22,3% in Skandinavien platziert werden.
Die nächste großvolumige Emission ist für März geplant. Vorher wird sich die Essen Hyp am 3. März Investoren in Moskau präsentieren. Dr. Helmut Kohl wird auch diese Roadshow begleiten.

Termine & Kontakt

17. März 2005	Jahresempfang
18. März 2005	Jahrespressekonferenz
15./16. Juni 2005	4. Internationale Kapitalmarktkonferenz

Dr. Kerstin Büteführ
Corporate Communications
Telefon: +49 201 8135 626
Fax: +49 201 8135 135
kerstin.buetefuehr@essenhyp.com

Hypothekenbank in Essen AG
Gildehofstr. 1
DE-45127 Essen

www.essenhyp.com

Press Release of Hypothekenbank in Essen AG as of February 17, 2005

on the rating upgrade of the public-sector *Pfandbriefe* of Hypothekenbank in Essen AG

With effect from February 17, 2005 Moody's upgraded the rating of Essen Hyp's public-sector *Pfandbriefe* to Aaa.

As a result Essen Hyp's public-sector *Pfandbriefe* are now rated triple A by all major rating agencies.

Moody's stated that the rating upgrade was first of all due to the excellent quality of the public-sector cover pool of Essen Hyp, which was confirmed by the even more detailed analysis carried out as part of the the new rating approach. Another reason for the upgrade is the legal framework for Pfandbriefe, and, in particular, the mandatory present-value surplus cover of 2% in accordance with Section 6 of the German Mortgage Bank Act (*HBG*).

For 2004 Essen Hyp recorded an average surplus cover of 4.4% for its public-sector *Pfandbriefe*.

Günter Pless, Head of Treasury of Essen Hyp, emphasized that this rating upgrade has come just at the right time. "We are convinced that the triple A rating assigned by Moody's will further facilitate the marketing of our new Global Pfandbrief of €1bn-€1.5bn, projected for the beginning of March 2005."

The Aa2 rating of our mortgage *Pfandbriefe* still is under review for a possible upgrade.

Dr. Gregor Stricker
Head of the Secretariat to the
Board of Managing Directors
Phone: +49 201 8135 437
Fax: +49 201 8135 137
gregor.stricker@essenhyp.com

Hypothekenbank in Essen AG
Gildehofstr. 1
DE-45127 Essen
www.essenhyp.com

Pressemitteilung der Hypothekenbank in Essen AG; 17.2.2005

zum Upgrade des Ratings der Öffentlichen Pfandbriefe der Hypothekenbank in Essen AG

Moody´s bewertet Öffentliche Pfandbriefe der Essen Hyp mit Wirkung vom 17.02.2005 wieder mit Aaa.

Damit verfügt Essen Hyp bei den Öffentlichen Pfandbriefen durchgängig von allen großen Ratingagenturen über ein Triple A-Rating.

Moody´s begründet die Entscheidung im Wesentlichen mit der hervorragenden Qualität des öffentlichen Deckungsstocks der Essen Hyp, die im Rahmen des nun angewendeten Rating approach einer noch detaillierten Analyse bestätigt wurde, sowie der rechtlichen Rahmenbedingungen für den Pfandbrief (insbes. gesetzlich vorgeschriebene Überdeckung, § 6 HBG, 2%-ige barwertige Überdeckung)

Essen Hyp hat in 2004 im Jahresdurchschnitt eine Überdeckung von 4,4% bei den öffentlichen Pfandbriefen eingehalten.

G. Pless, Head of Treasury der Essen Hyp, sagt: „Das Upgrade kommt zur rechten Zeit, weil wir den Vertrieb unserer geplanten Global-Emission über € 1,0 bis 1,5 Mrd. Anfang März 2005 durch das Triple-A von Moody´s gut unterstützt sehen".

Das Upgradeverfahren zu den Hypothekenpfandbriefen der Essen Hyp (aktuell Aa2) ist noch nicht beendet.

Dr. Gregor Stricker
Abteilungsleiter Vorstandsbüro
Telefon: +49 201 8135 437
Fax: +49 201 8135 137
gregor.stricker@essenhyp.com

Hypothekenbank in Essen AG
Gildehofstr. 1
DE-45127 Essen

www.essenhyp.com

ESSEN HYP

Hypothekenbank in Essen AG (Essen Hyp)



published its unaudited key financial figures for 2004: The bank further increased its operating result, net income and total assets.
» **more** (PDF)

Invitation to the roadshow of Essen Hyp



We would like to invite you to attend one of our forthcoming roadshow presentations and to learn more about Hypothekenbank in Essen AG. During our roadshows, we will show you how you can benefit from the safety of our Pfandbriefe.
We will be accompanied by a Member of the Board of Managing Directors of the Commerzbank AG, the Ambassador of the Federal Republic of Germany and the former Chancellor of the Federal Republic of Germany, Dr. Helmut Kohl.

If you are interested in joining us for the roadshow, please download the registration form here.

Moscow, March 3, 2005
▷ **Russian version (PDF)**
▷ **English version (PDF)**

Our 4th Capital Market Conference is just around the corner



The date for the next Capital Market Conference of Essen Hyp has now been fixed: The conference will take place in the Congress Center of the Messe Essen on June 15 and 16, 2005. Details about the conference program and information

» www.essenhyp.de
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HYPOTHEKENBANK IN ESSEN AG

Press Release for the Hypothekenbank in Essen AG – 27.1.2005

Hypothekenbank in Essen AG continues to grow

- **Essen Hyp exceeds expectations in 2004**
- **Total assets approaching Euro 80 billion**

Today, the Hypothekenbank in Essen AG (Essen Hyp) published its unaudited key financial figures for 2004: The bank further increased its operating result, net income and total assets.

With total assets of about Euro 80 billion (+6.9%), Essen Hyp is a leading financial services provider. The increases in the operating result from Euro 118.6 million to Euro 128.6 million (+8.4%) and in the net income from Euro 81.2 million to Euro 91.0 million (+12.1%) are outstanding results. Generating a return on equity after tax of 14.3% and a cost income ratio of 11.6%, Essen Hyp further strengthened its leading position for profitability and productivity in 2004.

Hubert Schulte-Kemper, Chairman of the Board of Managing Directors of the Hypothekenbank in Essen AG commented that, "The unaudited key figures for 2004 plainly exceed our targets and underline the success of our business strategy. In the face of difficult market conditions, we managed again to beat all key financial benchmarks."

in Euro	2004	2003	2002
Total Assets	**79.5 bn**	74.2 bn	71.0 bn
Operating Result	**128.6 m**	118.6 m	112.3 m
Net Income	**91.0 m**	81.2 m	76.2 m
New Lending Commitments	**17.1 bn**	17.6 bn	18.3 bn
Total Funding	**28.3 bn**	33.0 bn	21.2 bn
Return on Equity after tax	**14.3%**	14.1%	13.8%
Cost Income Ratio	**11.6%***	12.0%	12.4%

*) This figure does not include the current-value depreciation of tangible fixed assets in the amount of Euro 10.4 m.

Successful start in 2005

Since the beginning of the new fiscal year on January 1, the Hypothekenbank in Essen AG has already achieved new lending commitments of Euro 1.6 billion. Current funding levels amount to Euro 4.5 billion. This includes the successful issuance of a Euro 2 billion Public-Sector Global Pfandbrief featuring a AAA rating, four-year maturity (27.02.2009), and a coupon of 2.75%.

Hubert Schulte-Kemper, who was very pleased with the successful closure of the transaction on 19 January 2005 remarked that, "We were already able to close the books at midday, when the order volume was approaching Euro 3 billon."

He particularly emphasizes that the continuing high international demand (58.4%), as well as the significant portion subscribed to by central banks (24.2%), both demonstrate the success of Essen Hyp's international marketing efforts.

Positive Outlook

The successes of 2004 support Essen Hyp's decision to further expand its international investor base in 2005 by enticing international investors with Essen Hyp's high performing and quality product offering. Accompanied by the former German Chancellor, Dr Helmut Kohl, Essen Hyp is to continue its international road shows in Stockholm and Moscow in the first quarter 2005.

To market upcoming issuances, the bank is again active internationally and is targeting investors in Austria, Switzerland, the United Kingdom as well as in southern and eastern European countries. Further events in Asia, the USA and Canada are planned. At the same time, Essen Hyp continues to nurture its excellent contacts with new investors in the Middle East.

The upcoming introduction of new German Pfandbrief Regulations (Pfandbriefgesetz) will open new business opportunities to German mortgage banks and allow other banks to issue Pfandbriefe. By ending the 'special banks' provisions of the German Mortgage Bank Regulations (Hypothekenbankgesetz, HBG), the new regulations will ease the issuance of Pfandbriefe without diluting product quality.

Hubert Schulte-Kemper comments that, "We expect the new regulations to enhance our room for maneuver and accordingly we are already screening the market for new business opportunities that are in line with our current strategic focus. Our further development will be supported by the expected abolition of the limitations of foreign funding activities within all EU member states, as well as of the current circulation limit that restricts balance sheet growth to about 60 times liable equity."

With regard to interest rate development, Essen Hyp's Chairman expects the European Central Bank (ECB) to keep its prime rates unchanged in 2005. Conversely, if the Euro appreciates further against the US dollar because of the huge US Balance of Trade deficit, a further reduction of key interest rates by the ECB is possible. Given this environment, no significant interest rate increases are expected by Essen Hyp, even in the long run.

HYPOTHEKENBANK IN ESSEN AG

Calendar & Contacts

17 March 2005	Annual Reception
18 March 2005	Annual Press Conference
15/16 June 2005	4th International Capital Market Conference

Dr Kerstin Büteführ
Corporate Communications
Phone: +49 201 8135 626
Fax: +49 201 8135 135
kerstin.buetefuehr@essenhyp.com

Hypothekenbank in Essen AG
Gildehofstr. 1
DE-45127 Essen

www.essenhyp.com

HYPOTHEKENBANK IN ESSEN AG

Приглашение



Приём

Андреас де Мэзиер Член правления банка Commerzbank AG	*Приветствие*
Доктор Ганс-Фридрих фон Плётц Чрезвычайный и полномочный посол Германии в Москве	*Приветствие посла*
Губерт Шульте-Кемпер Председатель правления банка Hypothekenbank in Essen AG	*Презентация банка* *Hypothekenbank in Essen AG*
Доктор Гельмут Коль экс-бундесканцлер	*Будущее принадлежит* *открытому миру и Европе*

Ужин

Место проведения:

Отель Метрополь

Театральный проезд 1/4,

109012 Москва

Приём в Красном и в Зеркальном залах

Ужин в зале Метрополь

Правление банка Hypothekenbank in Essen AG
имеет честь пригласить Вас на

выступление экс-бундесканцлера
доктора Гельмута Коля

по поводу презентации банка
Hypothekenbank in Essen AG,
которое состоится 3 марта 2005 года в
19:00 в отеле Метрополь, по адресу
Театральный проезд, 109012 Москва.

По окончании презентации мы
приглашаем Вас на ужин.

Эссен, январь 2005

Просьба ответить нам в любом случае.

Hypothekenbank in Essen AG
Gildehofstrasse 1
D-45127 Essen
Tel.: +49 201 8135-0
Fax: +49 201 8135-200
info@essenhyp.com

www.essenhyp.com

Предприятие концерна Commerzbank

HYPOTHEKENBANK IN ESSEN AG

COMMERZBANK

3 Марта 2005 года в 19:00

Андреас де Мэзиер
Член правления банка Commerzbank AG
Приветствие

Доктор Ганс-Фридрих фон Плётц
Чрезвычайный и полномочный посол
Германии в Москве
Приветствие посла

Губерт Шульте-Кемпер
Председатель правления банка
Hypothekenbank in Essen AG
Презентация банка Hypothekenbank in Essen AG

Доктор Гельмут Коль
экс-бундесканцлер
Будущее принадлежит открытому миру и Европе

Место проведения:
Отель Метрополь
Театральный проезд 1/4,
109012 Москва

Ответ

Ответ любезно просим прислать нам по почте,
факсу: +49 201 81 35-200
или по электронной почте: info@essenhyp.com

☐ Да, я принимаю приглашение на выступление доктора Гельмута Коля по поводу презентации банка Hypothekenbank in Essen AG, которое состоится 3 марта 2005 года в 19:00 в отеле Метрополь, по адресу Театральный проезд 1/4, 109012 Москва. Я также принимаю приглашение на ужин по окончании доклада.

☐ Я не смогу принять участие.

ФИО, должность

Фирма

Адрес

Дата, подпись

Hypothekenbank in Essen AG
Gildehofstrasse 1

45127 Essen
Deutschland / Germany

HYPOTHEKENBANK IN ESSEN AG

Invitation



RECEPTION

ANDREAS DE MAIZIÈRE Member of the Board of Managing Directors, Commerzbank AG	*Welcome*
DR. HANS-FRIEDRICH VON PLOETZ Ambassador	*Greetings by the German Ambassador in Moscow*
HUBERT SCHULTE-KEMPER Chairman of the Board of Managing Directors, Hypothekenbank in Essen AG	*Presentation of Hypothekenbank in Essen AG*
DR. HELMUT KOHL Former Chancellor of the Federal Republic of Germany	*The future lies in cosmopolitanism and Europe*

DINNER

No special dress code

VENUE:

Metropol Hotel
Teatralny proezd 1/4
109012 Moscow
Reception in the Red Hall
and the Hall of Mirrors
Dinner in the Metropol Hall

THE BOARD OF MANAGING DIRECTORS of Hypothekenbank in Essen AG has the honour of requesting your company at a

speech by Dr. Helmut Kohl, former Chancellor of the Federal Republic of Germany,

on the occasion of the presentation of Hypothekenbank in Essen AG at the Metropol Hotel, Teatralny proezd 1/4, in Moscow on 3rd March 2005 at 7pm.

Followed by dinner

Essen, January 2005

R.S.V.P.

Hypothekenbank in Essen AG
Gildehofstrasse 1
D-45127 Essen
Tel.: +49 201 8135-0
Fax: +49 201 8135-200
info@essenhyp.com

www.essenhyp.com

Member of the
Commerzbank Group

HYPOTHEKENBANK IN ESSEN AG

COMMERZBANK

3rd March 2004, 7pm

ANDREAS DE MAIZIÈRE
Member of the Board of Managing Directors,
Commerzbank AG
Welcome

DR. HANS-FRIEDRICH VON PLOETZ
Ambassador
Greetings by the German Ambassador in Moscow

HUBERT SCHULTE-KEMPER
Chairman of the Board of Managing Directors,
Hypothekenbank in Essen AG
Presentation of Hypothekenbank in Essen AG

DR. HELMUT KOHL
Former Chancellor of the Federal Republic of Germany
The future lies in cosmopolitanism and Europe

VENUE:
Metropol Hotel,
Teatralny proezd 1/4, 109012 Moscow
Reception in the Red Hall and the Hall of Mirrors
Dinner in the Metropol Hall

REPLY

Please return by post or fax to: +49 201 81 35-200
or by e-mail to: info@essenhyp.com

☐ I would like to attend the speech by Dr. Kohl on the occasion of the presentation of Hypothekenbank in Essen AG at the Metropol Hotel, Teatralny proezd 1/4, in Moscow on 3rd March 2005 at 7pm, followed by dinner.

☐ I will not be able to attend.

Name/Title

Company

Address

Date/Signature

Hypothekenbank in Essen AG
Gildehofstrasse 1

D-45127 Essen

ESSEN HYP

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Essen Hyp: Key competence in capital market business

The focus of Essen Hyp's business is on lending to national and international public-sector debtors. In addition the Bank gives long-term mortgage loans to finance both commercial property and private housing.

Accordingly we make great use of the international capital markets on which, besides the "traditional" *Pfandbrief*, more and more Jumbo and Global *Pfandbriefe* are being issued.

Essen Hyp is one of the largest issuers of Jumbo *Pfandbriefe* worldwide.

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VDH-Pfandbrief Curve



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Credit Research
Last Update
Jan. 2005
» **more**

3rd Capital Market Conference
More than 350 financial experts from all over the world attended the 3rd Capital Market Conference of Hypothekenbank in Essen AG. » **more**

Current Financial and Economic Topics
Germany: Will structural reforms push Germany into deflation? » **more**

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» **more**

ESSEN HYP

» www.essenhyp.de

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Interest Rate Forecast G3
Interest Rate Forecast Meeting
Current Financial Topics
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Bonds & Notes
Financial Reports
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Investor relations

Ratings and Analyses

Ratings	**S & P**	**Moody's**	**Fitch Ratings**
Pfandbriefe			
- public-sector	AAA	Aa1	AAA
- mortgage	not rated	Aa2	AAA
Long-term counterparty rating	BBB+ (outlook stable)	A2 (outlook stable)	A- (outlook positive)
Short-term counterparty rating	A-2	P-1	F2
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	BBB+	A2	not rated
- Subordinated Debt	BBB	A3	not rated
Commercial Paper Program	A-2	P-1	not rated

Rating Reports

▷ **Standard & Poor's** — **Rating analysis as of Aug 31, 2004** and **ratings as of Aug 01, 2003.**

▷ **Moody's** — **Rating analysis as of June 2002** and **rating confirmation as of March 07, 2003.**

▷ **Fitch Ratings** — Extract as of October 25, 2004; the complete report can be obtained from Fitch.

(Acrobat Reader required. **Download Acrobat Reader**)

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ESSEN HYP

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Interest Rate Forecast Meeting
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Investor relations

Interest Rate Forecast G3

Economic Growth and Interest Rate Outlook for the United States, Euro Area, Japan 2004/2005

I took the title of this report from my G3 publication of summer 2002. Today it is even more accurate than ever. Growth of U.S. GDP has accelerated to the tremendous annualized rate of 8.2% in the third quarter of last year, according to the revised data of the U.S. Department of Commerce, after an already solid growth rate of 3.1% in the previous quarter. I again expect strong economic growth with an annualized rate of more than 5% for the final quarter of last year. In December 2003 the ISM index for the manufacturing industry reached the highest level in 20 years. However, the great majority of market observers did not comment euphorically on this economic development. In contrast, they doubted once more the sustainability of the economic recovery. » **more**

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» www.essenhyp.de
Search: go

VDH-Pfandbrief Curve



» **more**

Credit Research
Last Update
Jan. 2005
» **more**

3rd Capital Market Conference
More than 350 financial experts from all over the world attended the 3rd Capital Market Conference of Hypothekenbank in Essen AG. » **more**

Current Financial and Economic Topics
Germany: Will structural reforms push Germany into deflation? » **more**

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» **more**

Investor Relations

Interest Rate Forecast Meeting

Here you find the results of our recent interest rate forecast meetings. Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development. The interest rate forecast meetings are held in the premises of Hypothekenbank in Essen AG several times a year. If you have any comments or questions please call Dirk Chlench: 0049 201 8135 442 or e-mail to: **Dirk.Chlench@essenhyp.com**

- **Forecast meeting Nov 04, 2004**
- **Forecast meeting Jul 07, 2004**
- **Forecast meeting Mar 25, 2004**
- **Forecast meeting Nov 03, 2003**
- **Forecast meeting Mar 27, 2003**
- **Forecast meeting Nov 6, 2002**
- **Forecast meeting Aug 19, 2002**
- **Forecast meeting May 14, 2002**
- **Forecast meeting Feb 07, 2002**
- **Forecast meeting Oct 01, 2001**
- **Forecast meeting Jun 19, 2001**
- **Forecast meeting Jan 24, 2001**
- **Forecast meeting Nov 22, 2000**
- **Forecast meeting Sep 14, 2000**
- **Forecast meeting Jul 18, 2000**
- **Forecast meeting May 16, 2000**

» www.essenhyp.de
Search: go

VDH-Pfandbrief Curve



» more

Credit Research
Last Update
Jan. 2005
» more

3rd Capital Market Conference
More than 350 financial experts from all over the world attended the 3rd Capital Market Conference of Hypothekenbank in Essen AG. **» more**

Current Financial and Economic Topics
Germany: Will structural reforms push Germany into deflation? **» more**

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

ESSEN HYP

Investor relations

Current Financial and Economic Topics

This is where we publish our thoughts on current economic and financial topics in a bimonthly manner. We monitor economic and financial developments in the USA, the euro area and Japan. If you are interested in receving our articles automatically, please send us an **e-mail** and we will add your name to our mailing list.

Articles in 2005

▷ **Germany: Will structural reforms push Germany into deflation?** January/February 2005

Articles in 2004

▷ **Germany: Irrational pessimism on bond markets?** November/ December 2004
▷ **How global savings glut could undermine global economic expansion?** September/ October 2004
▷ **Germany: Are economists now too bearish about Germany?** May/June 2004
▷ **Japan: Third Time Lucky!** March/April 2004
▷ **US-Dollar: It's the economy - stupid!** January/February 2004

Articles in 2003

▷ **Rare Gems** November/December 2003
▷ **Japan hands the wooden spoon to Germany!** September/October 2003
▷ **World: A global economic upturn is underway!** July/August 2003
▷ **Germany: Glimmer of hope for an economic revival!** May/June 2003
▷ **Germany/Europe: Build up anti-cyclical stock positions** March/April 2003
▷ **USA: Will the U.S. economy regain its former strength or will economic growth again lose momentum in 2003?** January/February 2003

» www.essenhyp.de
Search: go

VDH-Pfandbrief Curve



» **more**

Credit Research
Last Update
Jan. 2005
» **more**

3rd Capital Market Conference
More than 350 financial experts from all over the world attended the 3rd Capital Market Conference of Hypothekenbank in Essen AG. » **more**

Current Financial and Economic Topics
Germany: Will structural reforms push Germany into deflation? » **more**

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» **more**

Articles in 2002

▷ **USA: The last ray of hope for the world economy** November/December, 2002
▷ **Germany: From powerhouse to poorhouse of Western Europe?** September/October, 2002
▷ **USA: The U.S. consumers are well alive and kicking!** July/August, 2002
▷ **World:Real interest rates and funding conditions** May/June 2002
▷ **Euro area: Markets will once again beat economists on ECB rates!** March/April 2002
▷ **USA: Don't bet on a double dip in the United States!** January/February 2002

Articles in 2001

▷ **World: Will the New Economy Continue?** November/December 2001
▷ **USA: We definitely continue to believe in a V-shaped recovery** September/Oktober 2001
▷ **Germany: Searching for the trough of the business cycle** July/August 2001
▷ **USA: The most recent rise in bond prices is just a pause in a bear market** May/June 2001
▷ **Japan: A brief review of the recent BOJ monetary policy** March/April 2001
▷ **USA: U.S. economic slowdown will only lead to a short-term dollar weakening** January/February 2001

Articles in 2000

▷ **Euro area: "New Economy" in the euro area will lead to a Euro rebound** November/December 2000
▷ **Japan: Will the Recovery result in an ongoing strong expansion?** September/October 2000
▷ **USA: A flexible labor market is the key issue for a bull market.** July/August 2000
▷ **Germany: Is a spread widening of credit products, as in the USA, a real danger for the German bond market?** May/June 2000
▷ **USA: Overvalued US stock market - so what?** March/April 2000
▷ **Germany: The return of inflation?** January/February 2000

Articles in 1999

▷ **World: The role of asset prices in US Fed and ESCB monetary policy** December 99
▷ **World: Some Thoughts on the 'liquidity' argument** November 1999
▷ **USA: Inflation-led interest rate fears - and rightly so?** October 1999
▷ **USA: Don't stay long in bonds** September 1999

- ▷ **Euro area: A review of the first six months of the euro currency** August 1999
- ▷ **USA: Do we get a bear market like in 1994 ?** July 1999
- ▷ **USA: Real Wages versus Unemployment Rate** June 1999
- ▷ **Germany: Consumer Price Inflation Forecast for 1999/2000** May 1999
- ▷ **Euro Area: Implied inflation expectations** April 1999
- ▷ **Euro Area: Real 3-month interest rates** March 1999
- ▷ **USA: Personal savings rate** February 1999

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Current Financial and Economic Topics

January 25, 2005

Dirk Chlench +49 201 8135 442 - dirk.chlench@essenhyp.com

Will structural reforms push Germany into deflation?

In Germany politicians, business leaders or economists who call for wage cuts as a means of overcoming the stubbornly high German unemployment rates, are no longer voices in the wilderness. Nowadays such proposals barely raise protests, neither in TV talk shows nor in pub discussions. They have really become the mainstream view. Hans-Werner Sinn, president of the Ifo Institute, one of the largest economic think-tanks in Germany, is the most prominent preacher of the alleged fundamental need for painful structural reforms. This Munich economic professor has, in his bestseller "Ist Deutschland noch zu retten?" ("Can Germany be saved?"), listed a set of bitter pills to overcome the German economic malaise. His proposals are, among others, that hourly wages should be reduced by 10 to 15 percent (for low-skilled workers even by 30 percent), that employees should work at least 42 hours a week and that collective wage settlements should be abolished.

Against the backdrop of the wage restraint in recent years such proposals sounds rather weird. Given the negative public attitude towards unions plus unions' shrinking membership, they are no longer in a position to push through adequate wage settlements.


Labor Union Members as a Percentage of all German Employees
(year-end data)
%
40
35
30
25
20
15
10
5
0
1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003

Chart 1 - Sources: German Confederation of Labor Unions (Deutscher Gewerkschaftsbund), United Services Union (ver.di - Vereinte Dienstleistungsgewerkschaft), Global Insight and own calculations

Hence, real wages and salaries per employee have not risen at all in the last ten years.


Real Wages and Salaries per Employee
(percent change from the previous year)
%
4
3
2
1
0
-1
-2
-3
-4
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004(e)

Chart 2 - Sources: Deutsche Bundesbank and own calculations and estimates

In the third quarter of 2004, unit labor costs in the economy as a whole decreased by 0.4% in quarter-on-quarter terms, marking the fifth decline in a row. This corresponds to a unit labor cost decrease of 1.3 percent, compared with the same quarter in the previous year.

However, advocates of more painful reforms respond by saying that excessive wage contracts in the aftermath of reunification are still a heavy burden for Germany's international competitiveness. In their view, outright wage cuts are necessary to get the German economy back on its feet. But three counter-arguments take the wind out of the doomsayers' sails.

- First, Germany already has recouped the cost disadvantage that arose following reunification. As can be seen in Chart 3, German unit labor costs have risen less than in other euro area member states for the period from 1991 to the third quarter of 2004 (this even includes the period of excessive wage settlements after reunification)


Total Unit Labor Costs in Selected Euro Area Member States
(seasonally adjusted quarterly data)
Index
1991=100
150
145
140
135
130
125
120
115
110
105
100
95
1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005
Spain
France
Italy
Germany

Chart 3 - Sources: Deutsche Bundesbank, Global Insight, Citigroup and own calculations

Particularly since the launch of the euro in 1999 the German economy has become even more competitive. Given that since this point in time the conversion rate of the German Mark to the euro remained irrevocably fixed, the advantage of relatively tame unit labor costs has not been impaired by currency movements. Hence, the excess in the German trade balance on goods with other euro area member states has almost tripled, increasing from EUR 28 billion in 1998 to an estimated EUR 80 billion in 2004.


Trade Balance on Goods with Other Euro Area Member Staates
(annual averages)
Billion
90
80
70
60
50
40
30
20
10
0
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004(e)

Chart 4 - Sources: Deutsche Bundesbank and own calculations and estimates

- Second, the bold statement that Germany is not internationally competitive is not in line with its overall export development. Germany was able to increase its real exports, on average, by an annual growth rate of around 5% during the last four years. As a result, in 2003, Germany regained its long-held position as the world champion in exports. According to information received from the Federal Statistical Office, it is most likely that Germany retained its top ranking in 2004. But the scaremongers try to talk down this German success story with the strange statement that Germany has evolved into a so-called "bazaar economy". By this, these scaremongers mean that Germany does no more than simply import large quantities of intermediate goods, assembles them and finally places the label "Made in Germany" on the finished export product. But as can easily be seen in

Chart 5, real exports have grown faster than real imports in recent years. According to preliminary figures released by the Federal Statistical Office, Germany's real net exports, i.e. real exports minus real imports, have risen to EUR 115.2 billion in 2004 and so have registered their highest level since reunification.


Exports and Imports of Goods and Services
(seasonally adjusted quarterly data, at 1995 prices)
Billion
Billion
220
200
180
160
140
120
100
80
120
100
80
60
40
20
0
-20
1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006
Net exports (RS)
Exports (L S)
Imports (L S

Chart 5 - Source: Bloomberg

Thus, the increase in real net exports contributed 1.2 percentage points to the real GDP growth rate of 1.7 percent.

- Finally, it is very doubtful whether a strategy of wage cuts is the right medicine for an economy whose main problem is ailing domestic demand. This is even more true for a large economy like Germany's, whose domestic demand is 2.5 times greater than its export demand. During the period from 2000 to 2004 German real domestic demand sank on average by an annual rate of 0.4 percent, whereas real domestic demand increased in all other big industrial countries, in some at very healthy rates. Even in Japan, the former laggard of the world economy, real domestic demand expanded in the period under review on average by an estimated annual rate of 1.2 percent.

Unfortunately there is not even a glimmer of hope that domestic demand in Germany will recover in the foreseeable future. In the third quarter of 2004, wages and salaries per employee went down by 0.3% in year-on-year terms.


Wages and Salaries per Employee
(percent change from the same quarter in the previous year)
%
12
11
10
9
8
7
6
5
4
3
2
1
0
-1
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005

Chart 6 - Source: Deutsche Bundesbank

Given the anecdotal evidence of axed Christmas bonuses in many firms, wage development will most likely have stayed depressed in the final quarter of last year. Another burden for domestic demand is that the fear of job losses, combined with the uncertainty about further social subsidy cuts by the federal government, has prompted consumers to hold tight onto their money. For example, some automobile companies have successfully pushed through wage freezes by threatening to outsource production to low-wage countries. In addition, a huge number of new labor market rules has recently been adopted. According to one of them, which will become effective in February 2006, fired workers younger than 55 years will only receive benefits from the compulsory unemployment insurance for a maximum of one year. From an Anglo-Saxony perspective this might seem long, but in Germany the average period of unemployment is much longer than there. According to the German Federal Employment Agency (Bundesagentur für Arbeit), the average period stood at 38.1 weeks in 2004. After the end of the compulsory unemployment insurance payments, those still unemployed have to tap into their own personal financial reserves before then being entitled to social welfare.

Given all these circumstances, the personal savings rate has not dropped in the current phase of economic weakness, as in the two previous ones.


Personal Savings as a Percentage of Disposable Personal Income
(West Germany before 1991, seasonally adjusted quarterly data)
%
16
15
14
13
12
11
10
9
Phases of economic weakness
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004

Chart 7 - Source: Deutsche Bundesbank

In a situation of meager income gains, consumers typically save less in order to maintain their previous standard of living. Unless it is that consumers fear, like now, that their current situation could get even worse. Hence, Holger Schmieding, Head of European Economic Research at the Bank of America, stated: "Even if the effect of the German stock market slump on the personal savings rate is taken into account, speculation persists that the overall uncertainty about the future labor market situation contributed significantly to the rise in personal savings."

The other side of the coin regarding all these cost-cutting measures is that corporate profits have been soaring. In the third quarter of 2004, entrepreneurial and investment income as a percentage of national income reached the highest level for more than ten years.


Entrepreneurial and Investment Income as a Percentage of National Income
(West Germany before 1991, seasonally adjusted quarterly data)
%
34
32
30
28
26
24
22
1970 1972 1974 1976 1978 1980 1982 1984 1986 1988 1990 1992 1994 1996 1998 2000 2002 2004 2006

Chart 8 - Source: Deutsche Bundesbank

However this profit revival has, at least up to now, not induced firms to invest in machinery and equipment, as can been seen in Chart 9.


Entrepreneurial Income and Machinery and Equipment Investment
(percent change from the previous year)
%
12
10
8
6
4
2
0
-2
-4
-6
-8
-10
-12
-14
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004
Entrepreneurial and inv estment income
Machinery and eq uipment inv estment

Chart 9 - Source: Federal Statistical Office

In order to forestall any objections by advocates of painful reforms, let me say that German companies did not invest abroad either. Financial outflow for foreign direct investment plunged from EUR 102 billion in 1999 to EUR 2 billion in 2003. In the period from January 2004 to November 2004, monthly outflow figures for foreign direct investment came to EUR 5 billion.

Two presumptions may explain the current hesitant mood among the heads of businesses. Companies might have used their earnings first and foremost to reduce debts piled up during the new economy era.


Debt of Nonfinancial Corporations as a Percentage of Nominal GDP
(year-end figures for debts)
%
100
90
80
70
60
50
40
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

Chart 10 - Sources: Deutsche Bundesbank, Bloomberg and own calculations

However, against the backdrop of ailing German domestic demand business leaders' sales expectations might anyway be low. The tragedy is that Germany resembles a ship without a steering wheel. German policymakers are no longer able to stimulate domestic demand. Nobody is responsible for macroeconomics: labor unions have markedly lost bargaining power, the German Bundesbank had to hand over monetary responsibility to the European Central Bank and the Federal Government is bound by the straitjacket of the Stability and Growth Pact.

The "One size fits all" rule of the European Monetary Union has an absurd result. Germany, the laggard of the eurozone, has to cope with one of the highest real short-term interest rates in the eurozone due to its low inflation rate.


Three-month interest rates deflated by HICP core inflation
(before January 1999 synthetic rates for the euro area)
%
6,0
5,0
4,0
3,0
2,0
1,0
0,0
-1,0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
euro area
Germany

Chart 11 - Sources: Global Insight, Bloomberg, Deutsche Bundesbank, ECB and own calculations

The same also applies to long-term interest rates. Moreover, German fiscal policy sought to - even if without great success - fulfill the rules set by the Maastricht criteria and the Stability and Growth Pact. According to OECD figures, general government total outlays (as a percentage of nominal GDP) decreased from 49.3% in 1993 to 48.9% in 2003. This happened despite the fact that government outlays for social benefits and social transfer in kind went north as a result of the increase in unemployment. In response German politicians had little choice but to radically cut public investment.


General Government Outlays: Gross Fixed Capital Formation
(as a percentage of nominal GDP)
%
3,2
2,8
2,4
2,0
1,6
1,2
0,8
0,4
0,0
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

Chart 12 - Source: OECD

Against the backdrop of domestic demand being in the doldrums it will hurt even more that the appreciation of the euro has put export demand, Germany's only real pillar, at risk.

Given these dismal prospects for aggregate demand the danger is of Germany slipping into deflation, like Japan did a decade ago. It is true that the consumer price index rose on average by 1.6% in 2004, compared to the previous year. If the effects of the health care reform and the tobacco tax hikes are excluded, average annual inflation would have stood somewhere below the 1% mark.


Consumer Price Index
(percent change from the same month in the previous year)
%
7
6
5
4
3
2
1
0
-1
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005
Overall index
Index excluding energy and the effects of changes in indirect taxes and administered prices

Chart 13 - Sources: Bloomberg, Commerzbank AG

In line with this low level of underlying inflation is that the December 2004 figure for the one-year-ahead inflation expectations of German consumers dropped to its lowest level in 17 years.

Referring to the consensus forecast, German real GDP is expected to grow by 1.2 percent in 2005 and 1.6 percent in 2006. These projected growth rates are roughly in line with most estimates for potential real GDP growth. So if this comes about the output-gap will remain negative, thus putting ongoing downward pressures on inflation. These downward pressures will be boosted by the lagged effects of the euro's appreciation in 2004, by somewhat retreating crude oil prices and by the removal of trade quotas for textiles and clothing. However, a minor upward effect on the consumer price index will be triggered by the planned tobacco tax hike in September 2005. Taking into account all these factors I expect that the average annual change rate of the consumer price index will stand at 1.0 percent this year. Barring any further price shocks, annual inflation rates will approach the zero mark next year, being then fairly close to deflation. Although the European monetary watchdogs have to set central bank rates for the eurozone as a whole, the deflationary tendencies in Germany, its biggest member state, will definitely put an ECB interest rate cut back on the table. But given my faith in the sustainability of the U.S. expansion and given the looming inflation dangers there, I expect yields of ten-year U.S. Treasury Notes to rise markedly above the 5 percent mark in the second half of this year. With this bearish outlook for U.S. bonds it is a very tricky business to even make a forecast for the future direction of the German bond yield development. On the one hand the predominance of the U.S. bond market on the development of long-term Bund yields has become ever stronger in the last decade. On the other hand Japanese bond yields managed to decouple from the U.S. market in 1999 and thereafter, due to the background of emerging deflation and Japanese money market rates at close to zero. In addition, yields of U.S. Treasuries and German Bunds have indeed recently moved in different directions. If I am forced to make a forecast for long-term Bund yields, I pencil in slightly rising figures, well knowing that that would cook Germany's goose. Given my half-hearted forecast for the long end of the euro curve, investors should instead bet on ECB rates coming further down.

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The entry of the Jumbo into the international capital markets gave the German mortgage banks the opportunity of winning new investors for the German *Pfandbrief* at an international level. Essen Hyp reacted promptly and focussed its internationally targeted funding strategies on investors' needs.

Since its first international roadshow in October 1997 which went from London, via Asia, to the United States, Essen Hyp has been presenting itself and its products on a regular basis to international investors in all important financial and commercial centers of the world.

We will continue to commit ourselves to the task of intensifying our close contact with national and international investors.

During the roadshows investors have been asking many questions on, for example, the German legal system, the distinction between the German *Pfandbrief* and other products, the quality of our cover fund, etc. Information on these and other related issues can be found in our **Glossary**.

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Public-sector Loans

Breakdown of public-sector cover pool
- by rating
- by borrowers and regions
- by countries
- by risk weighting
- derivatives serving as cover

Cover pool at market value
- Development/ Stress scenario

- **Surplus cover**

Breakdown of new lending commitments
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Ratings

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Code of Conduct

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Non-cover Loans

Breakdown of non-cover loans (public-sector)
- by rating
- by borrowers
- by countries
- by risk weighting

Breakdown of new lending commitments (public-sector)
- by rating
- by borrowers
- by countries
- by risk weighting

- **Investment of available funds**

Mortgage Loans

Breakdown of mortgage portfolio
- domestic loans by type of property, region and LTV
- Foreign loans by type of property, country and LTV
- derivatives serving as cover

Cover pool at market value
- Development/ Stress scenario

- **Surplus cover**

Breakdown of non-cover loans
- *Loans with a LTV > 60%*

Breakdown of new lending commitments
- domestic loans by type of property, region and LTV
- foreign loans by type of property, country and LTV

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All figures are updated periodically (see **Overview of updates**).

Information contained herein is subject to completion and amendment.
It should not be relied upon as a basis for investment decisions.
EssenHyp accepts no liability for any omissions or inaccuracies contained herein!

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Public-sector loans

Breakdown of cover pool by rating

S & P/ Moody's / Fitch 31.01.2005

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	12,905	24.63
AA+ / Aa1 / AA+	5,322	10.16
AA / Aa2 / AA	6,388	12.19
AA- / Aa3 / AA-	13,436	25.65
A+ / A1 / A+	2,391	4.56
A / A2/ A	1,521	2.90
A- / A3 / A-	1,155	2.20
BBB+ / Baa1 / BBB+	212	0.40
Without rating *	9,069	17.31
Total	**52,399**	**100.00**

* - Without rating	in Euro m	in %
Public-sector banks and saving banks	4,161	7.94
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	4,281	8.17
Loans within the EU (Public-sector banks, EU member states, regional governments, cities and *municipalities*). *Loans guaranteed* by EU member states and EU institutions.	328	0.63
Others	299	0.57
Total	**9,069**	**17.31**

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 52,399m

Information as permitted by banking confidentiality. 31.01.2005

Please click on the different parts of the pie chart for further information.


Public-sector banks and saving banks/ Financial Institutions
29.20%
Foreign Loans
14.23%
special public sector banks (solva 0)
6.54%
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities
8.37%
41.66%
Federal Government of Germany, Federal Government's special fund and "Laender"

by borrowers	in Euro m	in %
Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)	21,825	41.66
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	4,388	8.37
special public sector banks (solva 0)	3,427	6.54
Public-sector banks and saving banks/ financial institution	15,301	29.20

Foreign Loans	7,458	14.23
Total	**52,399**	**100.00**

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Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 52,399m

Information as permitted by banking confidentiality.	31.01.2005
Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)	**in Euro m**
Federal Government of Germany	222
Federal Government's Special Fund	1,286
Laender (individual German Federal States)	20,317
Total	**21,825**

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 52,399m

Information as permitted by banking confidentiality.	31.01.2005
***Cities, municipalities*, non-profit organizationsand loans guaranteed by municipal authorities in**	**in Euro m**
Baden-Wuerttemberg	276
Bavaria	358
Berlin	8
Brandenburg	8
Bremen	132
Hamburg	293
Hesse	211
Lower Saxony	702
Mecklenburg-Western Pomerania	28
North Rhine-Westphalia	1,695
Rhineland-Palatinate	152
Saarland	102
Saxony	1
Saxony-Anhalt	1
Schleswig-Holstein	413
Thuringia	8
Total	**4,388**

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Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 52,399m

Information as permitted by banking confidentiality.	31.01.2005
Public-sector banks and savings banks	**in Euro m**
special public sector banks (solva 0)	3,427
Total	**3,427**

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Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 52,399m

Information as permitted by *banking confidentiality.*	31.01.2005
Public-sector banks and savings banks	**in Euro m**
Public-sector banks/ financial institution	10,562
Savings banks in	**in Euro m**
Baden-Wuerttemberg	967
Bavaria	79
Bremen	10
Hamburg	95
Hesse	160
Lower Saxony	411
Mecklenburg-Western Pomerania	50
North Rhine-Westphalia	2,424
Rhineland-Palatinate	20
Saarland	5
Schleswig-Holstein	502
Mortgage loans guaranteed by the public-sector	16
Total	**15,301**

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 52,399 m

Information as permitted by *banking confidentiality.*	31.01.2005
Loans within EU	**in Euro m**
Public-sector banks in EU member states	1,053
EU member states	3,601
EU regional governments	979
EU member states, cities and municipalities	78
Loans guaranteed by EU member states	864
EU institutions	0
Subtotal	**6,575**
Other Foreign Loans	**in Euro m**
Public-sector banks	133
States	108
Regional governments	479
cities and municipalities	8
Loans guaranteed by foreign states	155
Subtotal	883
Total	**7,458**

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Public-sector loans

Breakdown of cover pool by countries

		31.01.2005
by countries	**in Euro m**	**in %**
Austria	986	1.88
Belgium	152	0.29
Canada	404	0.77
Cyprus	99	0.19
Czech Republic	262	0.50
Finland	51	0.10
France	503	0.96
Germany	44,941	85.77
Great Britain	26	0.05
Greece	745	1.42
Hungary	598	1.14
Iceland	49	0.09
Italy	107	0.20
Latvia	45	0.09
Lithunia	39	0.07
Poland	192	0.37
Portugal	1,205	2.30
Slovak Republic	110	0.21
Slovenia	70	0.13
Spain	1,130	2.16
Sweden	87	0.17
The Netherlands	74	0.14
The United States	332	0.63
Others	192	0.37

Total	**52,399**	**100.00**

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Public-sector loans

Breakdown of cover pool by risk weighting

Risk weighting	in Euro m	in %
		31.01.2005
0%	34,801	66.41
10%	4,946	9.44
20%	12,652	24.15
100%	0	0.00
Total	**52,399**	**100.00**

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Public-sector cover pool - Derivatives serving as cover

Payables and receivables from derivative transactions which have been included in our cover pools in order to hedge foreign currency positions serving as cover.

in Euro m

Date	Nominal Derivatives	Market Value Derivatives
31/01/2005	0.00	0.00
31/12/2004	0.00	0.00
30/11/2004	0.00	0.00
31/10/2004	111.52	-0.19
30/09/2004	111.52	0.52
31/08/2004	111.52	-1.97
31/07/2004	111.52	-2.11
30/06/2004	111.52	-3.45
31/05/2004	111.52	-0.32
30/04/2004	111.52	-1.34
31/03/2004	111.52	-0.76
29/02/2004	111.52	0.64
31/01/2004	111.52	-0.43
31/12/2003	111.52	-0.79
30/11/2003	111.52	-1.61
31/10/2003	111.52	-1.44
30/09/2003	111.52	-2.24
31/08/2003	111.52	-2.40
31/07/2003	111.52	-1.74
30/06/2003	111.52	-1.34
31/05/2003	111.52	-3.13
30/04/2003	111.52	-4.37
31/03/2003	111.52	-7.23
28/02/2002	111.52	-8.22

31/01/2003	111.52	-7.86

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Public-Sector loans - Cover pool at market value

Development / Stress scenario

Date	Market value (cover pool)	Market value (public-sector Pfandbriefe)	Market value Surplus cover in € m	Surplus cover in % *	Market value (dynamic approach) Surplus cover in € m in the case of rising yields	Surplus cover in % in the case of rising yields *	Market value (dynamic approach) Surplus cover in € m in the case of falling yields	Surplus co in % in tl case of fall yields *
31.01.2005	56,528.60	51,756.35	4,772.24	9.22	3,772.96	7.46	5,655.67	10.67
31.12.2004	56,592.45	52,428.38	4,164.07	7.94	3,109.84	6.07	5,134.39	9.57
30.11.2004	56,909.24	52,476.81	4,432.43	8.45	3,362.61	6.56	5,423.30	10.10
31.10.2004	56,414.02	52,861.53	3,552.50	6.66	2,351.02	4.55	4,622.78	8.54
30.09.2004	56,272.94	52,670.90	3,602.04	6.84	2,385.11	4.64	4,698.73	8.70
31.08.2004	55,989.71	52,576.98	3,412.72	6.49	2,211.34	4.31	4,488.71	8.32
31.07.2004	55,810.65	52,499.49	3,311.16	6.31	2,007.42	3.93	4,523.12	8.37
30.06.2004	55,869.76	52,686.32	3,183.44	6.04	1,759.22	3.45	4,543.44	8.35
31.05.2004	55,631.68	52,330.64	3,301.04	6.31	1,717.35	3.39	4,902.65	9.06
30.04.2004	55,419.11	51,409.77	4,009.34	7.80	2,395.04	4.81	6,019.64	11.32
31.03.2004	55,510.38	51,343.85	4,166.53	8.11	2,788.86	5.64	6,612.97	12.51
29.02.2004	54,767.10	51,057.92	3,709.18	7.26	1,908.62	3.86	5,920.97	11.22
31.01.2004	54,366.68	51,077.12	3,259.57	6.44	1,575.83	3.19	5,498.95	10.42

* The amendment of the German Morgage Bank Act (HBG), which took effect on April 9, 2004, stipulates that German mortage banks must, in addition to the **"de facto" overcollateralization**, maintain a **securing excess cover** of 2%. This securing excess cover must also be maintained when calculating the present value, including stress scenarios (upward/downward yield curve shifts). The calculation of the present value is governed by the Net Present Value Directive (Barwertverordnung) published by the Federal Financial Supervisory Authority (BaFin) in December 2003. To ensure that the mandatory overcollateralization is maintained at all times, banks are required to simulate stress scenarios in accordance with the static or the dynamic approach.

For the static approach, the stress scenario is calculated on the basis of a parallel yield curve shift by +/- 250 basis points.

For the dynamic approach, a number and distribution of maturities appropriate to the scope and structure of the

institution's transactions has to be selected on the respective yield curve. The minimum number of maturities is six, including the following: 1 month, 1 year, 5 years, 7 years, 10 years and 15 years.

Essen Hyp uses the dynamic approach.

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Public-sector loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Public-sector *Pfandbriefe* outstanding	Cover	Surplus cover	in %	Bonds and loans not yet serving as cover *	in %	Total in %
31/01/2005	50,603.72	52,399.46	1,795.74	3.5	717.60	1.4	4.9
31/12/2004	51,340.37	52,705.53	1,365.16	2.7	415.50	0.8	3.5
30/11/2004	51,306.42	53,156.46	1,850.04	3.6	355.36	0.7	4.3
31/10/2004	51,805.87	52,919.77	1,113.90	2.2	399.80	0.8	3.0
30/09/2004	51,802.74	52,965.24	1,162.50	2.2	570.80	1.1	3.3
31/08/2004	51,718.23	52,834.41	1,116.18	2.2	304.80	0.6	2.8
31/07/2004	51,850.10	53,113.88	1,263.78	2.4	446.80	0.9	3.3
30/06/2004	52,128.36	53,165.67	1,037.31	2.0	331.33	0.6	2.6
31/05/2004	51,663.36	52,854.12	1,190.76	2.3	459.75	0.9	3.2
30/04/2004	50,595.48	52,409.61	1,814.13	3.6	593.37	1.2	4.8
31/03/2004	50,105.46	51,723.48	1,618.02	3.2	616.30	1.2	4.4
29/02/2004	49,978.24	51,322.38	1,344.14	2.7	340.17	0.7	3.4
31/01/2004	50,215.02	51,259.87	1,044.85	2.1	115.20	0.2	2.3
31/12/2003	50,182.81	50,821.11	638.30	1.3	256.37	0.5	1.8
30/11/2003	50,378.42	51,173.12	794.70	1.6	411.84	0.8	2.4
31/10/2003	50,151.37	50,693.46	542.09	1.1	475.60	0.9	2.0
30/09/2003	50,787.81	51,390.95	603.14	1.2	355.70	0.7	1.9
31/08/2003	48,592.09	49,452.45	860.36	1.8	302.30	0.6	2.4
31/07/2003	48,349.97	48,897.85	547.88	1.1	141.44	0.3	1.4

30/06/2003	47,607.68	48,259.63	651.95	1.4	465.20	1.0	2.4
31/05/2003	48,486.93	48,851.54	364.61	0.8	267.40	0.6	1.4
30/04/2003	48,701.46	49,141.17	439.71	0.9	142.90	0.3	1.2
31/03/2003	48,786.06	49,884.93	1,098.87	2.3	188.40	0.4	2.7
28/02/2003	48,817.68	50,043.07	1,225.39	2.5	215.30	0.4	3.0
31/01/2003	49,152.92	50,365.79	1,212.87	2.5	219.00	0.4	2.9

* For technical reasons (e.g. due to the absence of certificates).
These bonds and loans are usually included in the cover pool within a few weeks.

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Public-sector loans - Breakdown of new lending commitments

by rating

S & P/ Moody's / Fitch 31.01.2005

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	**in Euro m**	**in %**
AAA / Aaa / AAA	383	17.17
AA+ / Aa1 / AA+	358	16.05
AA / Aa2 / AA	586	26.27
AA- / Aa3 / AA-	239	10.71
A+ / A1 / A+	50	2.24
A / A2/ A	8	0.36
A- / A3 / A-	60	2.69
BBB+ / Baa1 / BBB+	0	0.00
Without rating *	547	24.51
Total	**2,231**	**100.00**

*** - Without rating**	**in Euro m**	**in %**
Public-sector banks and saving banks	512	22.94
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	0	0.00
Loans within the EU (Public-sector banks, EU member states, regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions.	0	0.00
Others	35	1.57
Total	**547**	**24.51**

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted
by banking confidentiality. 31.01.2005

Please click on the different parts of the pie chart for further information.


Public-sector banks and saving banks/ Financial Institutions
49.93%
Foreign Loans
26.04%
13.27%
10.76%
special public sector banks (solva 0)
Cities, municipalities, *non-profit organizations* and loans guaranteed by municipal authorities
0.00%
Federal Government of Germany, Federal Government's special fund and "Laender"

by borrowers	***in Euro m***	**in %**
Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)	296	13.27
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	0	0.00
special public sector banks (solva 0)	240	10.76
Public-sector banks and saving banks/ financial institution	1,114	49.93
Foreign Loans	581	26.04

Total	**2,231**	**100.00**

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	31.01.2005
Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)	**in Euro m**
Federal Government of Germany	0
Federal Government's Special Fund	0
Laender (individual German Federal States)	296
Total	**296**

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	31.01.2005
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities in	**in Euro m**
Baden-Wuerttemberg	0
Bavaria	0
Berlin	0
Brandenburg	0
Bremen	0
Hamburg	0
Hesse	0
Lower Saxony	0
Mecklenburg-Western Pomerania	0
North Rhine-Westphalia	0
Rhineland-Palatinate	0
Saarland	0
Saxony	0
Saxony-Anhalt	0
Schleswig-Holstein	0
Thuringia	0
Total	**0**

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ESSEN HYP

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality. 31.01.2005

Public-sector banks, Private banks and savings banks	**in Euro m**
special public sector banks (solva 0)	240
Total	**240**

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	31.01.2005
Public-sector banks, Private banks and savings banks	**in Euro m**
Public-sector banks and Private banks/ financial institution	621
Savings banks in	**in Euro m**
Baden-Wuerttemberg	310
Bavaria	10
Hamburg	0
Hesse	0
Lower Saxony	30
Mecklenburg-Western Pomerania	10
North Rhine-Westphalia	88
Rhineland-Palatinate	0
Saxony	25
Schleswig-Holstein	20
Total	**1,114**

ESSEN HYP

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	31.01.2005
Loans within EU	**in Euro m**
Public-sector banks in EU member states	195
EU member states	210
EU regional governments	8
EU member states, cities and municipalities	0
Loans guaranteed by EU member states	84
EU institutions	0
Subtotal	**497**
Other Foreign Loans	**in Euro m**
States	84
Regional governments	0
Foreign member states, cities and municipalities	0
Loans guaranteed by foreign states	0
Subtotal	84
Total	**581**

ESSEN HYP

Public-sector loans - Breakdown of new lending commitments

by countries

		31.01.2005
by countries	**in Euro m**	**in %**
Austria	195	8.74
Belgium	0	0.00
Canada	0	0.00
Cyprus	0	0.00
Czech Republic	0	0.00
France	0	0.00
Germany	1,650	73.95
Greece	35	1.57
Hungary	0	0.00
Iceland	0	0.00
Italy	8	0.36
Latvia	0	0.00
Lithunia	0	0.00
Poland	0	0.00
Portugal	150	6.72
Slovak Republic	60	2.69
Slovenia	0	0.00
Spain	49	2.20
The Netherlands	0	0.00
The United States	0	0.00
Others	84	3.77
Total	**2,231**	**100.00**

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Public-sector loans - Breakdown of new lending commitments

by risk weighting

31.01.2005

Risk weighting	**in Euro m**	**in %**
0%	915	41.01
10%	391	17.53
20%	925	41.46
Total	**2,231**	**100.00**

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Credit Research

Risk Report

Risk monitoring systems

Hypothekenbank in Essen AG aims not only to protect its corporate value, but also to increase it within an existing risk limitation framework. This requires us to continuously develop our internal organization and to optimize our models and procedures in order to identify, quantify and handle potential risks. This is the only way to ensure their transparency and manageability. The information which we receive from our comprehensive risk management system not only forms the basis for our strategic decisions, but also enables us to recognize new opportunities.

Whereas, on the one hand, the management of Hypothekenbank in Essen AG must ensure a responsible business strategy that focuses on creating added value, it must also install effective control mechanisms. The business activities of mortgage banks as specialist banks are subject to certain legal constraints set out in the German Mortgage Bank Act (HBG) and relative directives issued by the Federal Financial Supervisory Authority (BaFin). Compliance with these regulations, as well as the obligation to meet the ever increasing requirements of market participants, necessitates the efficient handling of risks and are, as such, characteristic of a modern mortgage bank's image. Due to the far-reaching internationalization, market transparency and product diversity, business transactions have become ever more demanding and complex. In this context not only market, liquidity, credit and counterparty risks but also operational risks are of major importance.

Essen Hyp defines the term 'risk' as a possible loss resulting from unexpected changes, which might lead to adverse deviations from the bank's projected asset development and its financial and earnings performance. Appropriate forecast periods have been assumed for each type of risk.

- Market risks hold the danger of losses resulting from adverse changes in prices or price-influencing parameters. Here, interest rate risks are by far the most important risk category for Essen Hyp. Establishing the total of possible overnight losses constitutes the main aspect of our risk analysis. We also determine the exposure to losses for longer holding periods. Currency risks are ruled out by specific hedging transactions.

- Liquidity risks hold the danger that, in the case of illiquid markets, contractual payment obligations cannot be met in a timely manner or even at all, or that due to market disturbances or an insufficient market depth, deals either cannot be wound up, or if so only with losses.

- Credit and counterparty risks consist in the partial or total failure of any of our business partners to fulfill their obligations under a legally binding contract.

- In accordance with Basel II, Essen Hyp defines operational risks as the danger of losses resulting from inadequate or defective internal processes and systems, human or technical failures, or from external events. Legal risks resulting from the legal framework, legal actions or contracts are also included in our understanding of operational risks.

Risk management under two different accounting standards. So far Hypothekenbank in Essen AG has prepared its annual accounts and financial statements in accordance with the provisions of the German Commercial Code (HGB). However, given that the consolidated accounts of the Commerzbank AG are now being compiled in accordance with the International Accounting Standards/International Financing Reporting Standards (IAS/IFRS), Essen Hyp was required to introduce IAS/IFRS as an additional accounting system. As a non-trading book institution, Essen Hyp primarily manages its interest rate positions at a macro level. However, risk management under IAS/IFRS focuses much more on market values. Thus, derivatives and loans not originated by the bank are reported at market value due to the fact that the Commerzbank Group does not make use of the category 'held to maturity'.

Whether or not changes in the market value affect the bank's net income depends on their classification on the balance sheet. Due to this partial reporting at market value (the so-called 'mixed model') we were required to split our interest rate book into different portfolios for corporate management purposes. This enables us to manage potential effects on our balance sheet within the scope of predefined limits. We measure our performance under IAS/IFRS on a daily basis in order to show the potential effects of asset and liability management measures.

Management of market and liquidity risks

Management of interest rate, liquidity and currency risks	Treasury Department Corporate Management Department
Risk measurement and reporting, development of uniform methods and procedures	Controlling Department
Monitoring of the fair market value of concluded transactions and compliance with credit limits	Market Conformity Checking Section
Risk reporting	Controlling Department Market Conformity Checking Section

Management of credit and counterparty risks

Public-sector borrowers and credit institutions governed by private law	Treasury Department Notifying and Credit Research Department
Individual customers (mortgage loans)	Property Financing Department – Transaction Management, Notifying and Credit Research Department
Credit quality research (public-sector lending)	Credit Research Division within the Notifying and Credit Research Department
Credit quality research (mortgage lending)	Property Financing Department – Transaction Management, Notifying and Credit Research Department

Monitoring of compliance with credit limits	Market Conformity Checking Section Notifying and Credit Research Department
Non-performing mortgage loans	Mortgage Lending Risk Management Department Legal Department, Foreclosure Department
Proposals for an appropriate risk provision for non-performing mortgage loans	Property Financing Department – Transaction Management, Mortgage Lending Risk Management Department, Foreclosure Department
Risk reporting	Corporate Management Department Notifying and Credit Research Department Mortgage Lending Risk Management Department
Management of operational risks	
Introduction of new products	'New products' Group
Legal risks	Legal Department; as necessary external lawyers
Modification of the legal framework	Project team comprising employees from the organizational units concerned
Human resources	Personnel Department
Structural and procedural organization	Organization Department together with the organizational unit(s) concerned
Data processing risks	*EDP/IT Department*
Equipment and infrastructure	Organization Department
Internal controlling	Internal Audit Department

Risk management structure – Tasks and responsibilities. The risk management policies of Essen Hyp have been decided by the Board of Managing Directors in accordance with the Group's guidelines. These policies form the basis of our bank's risk management and control system.

The following table shows the allocation of the most important tasks relating to risk control and risk management to the responsible organizational units.

Risk acceptance. Up to the end of the first quarter of the period under review the acceptance of risks was the responsibility of the departments dealing with customers and products. It was their task to identify, evaluate and actively manage risk positions. However, following the implementation of the Minimum Requirements for Lending Operations (MaK) in 2003 these procedures have been revised. Risk acceptance is now mainly the responsibility of the relevant back office/transaction management function in order to ensure a credit risk management that is independent of market developments.

Risk monitoring

Market risks – Value at risk (VaR). The data required for risk measurement is taken from the gap report, which is updated by the Controlling Department on a daily basis and which indicates the mismatches per quarter. The risks deriving from gap positions in the case of interest rate fluctuations, are measured and quantified on

mark-to-market key figures. The arbitrage-free zero-coupon discount factors used for this purpose are calculated daily. These calculations are made on the basis of a yield curve composed of the current public-sector Pfandbrief yields and interest swap rates. With the help of these discount factors, the accruing cash flows from interest and principal payments are discounted and summarized into a key figure.

As a next step the unchanged cash flows are discounted by new discount factors, calculated from a simulated market price change and a holding period of one business day. This simulation is carried out by applying the historical yields of the past 255 trading days. The calculated 254 market scenarios form the basis for the respective revaluation of the current portfolio and the calculation of the differences between the individual market values. The corresponding maximum change in the interest rate book's value is then calculated on the basis of a confidence level of 97.5%. The VaR of the entire interest rate book describes the bank's aggregate market risk.

The efficiency and reliability of this method is permanently monitored with the help of back-testing procedures, i.e. the projected VaR is compared to the actual market value changes on a daily basis. Any outliers, i.e. market value changes outside the forecast interval, are identified by using a onesided confidence interval, which covers both positive and negative changes in value.

In 2003, we observed nine outliers when using a 97.5% confidence level. These outliers were mostly due to rather extreme market movements triggered by the Iraq conflict. In order to limit losses exceeding the confidence level of 97.5%, another upper limit for losses has been fixed, taking into account worst case scenarios. The potential for such losses is also calculated daily.

The worst case scenario is set up in such a way that the maximal overnight changes in interest rates for each key point on the yield curve are determined on a stand-alone basis and for a period of 10 years. These uncorrelated figures are then applied to the current yield curve by means of a yield curve shift. The Board of Managing Directors, in co-operation with the Supervisory Board and the Commerzbank AG, fixes limits for the VaR, as well as for worst case scenarios. These limits have to be complied with at all times. The VaR utilization of the authorized limit came to 59.2% as of December 31, 2003 and to 70.4% on an annual average. The utilization of the limit for worst case scenarios stood at 42.1% on the balance sheet date, while the annual average was 53.9%.

In addition to this, we simulate various stress test scenarios in order to be in a position to better assess and limit possible losses arising from extreme market movements, which are generally not appropriately represented by VaR models. Thus stress testing represents a suitable complement to the VaR analyses which use historical simulation.

Apart from the calculation of the VaR and the possibilities for simulations based upon user-defined parameters, the underlying portfolio can be adjusted by simulating the impact of changed interest rate curves, as well as the effects of planned new lending operations close to their point in time. For its VaR, market value and interest rate risk calculations, Essen Hyp uses the well-established ATLAS software, as well as other valuation tools developed within the bank.

Value at risk on a daily basis and on an annual average of the authorized limit in 2003 in %


100
90
80
70
60
50
40
30
20
Jan
Feb
March
April
May
June
July
Aug
Sep
Oct
Nov
Dec

Utilization of the authorized limit under the 'traffic light system' on a daily basis and on an annual average in % (since March 1, 2001)


25
20
15
10
5
0
2001
2002
2003
Upper limit
Utilization
Annual average

'Traffic light system'. Pursuant to the requirements set out by the Federal Financial Supervisory Authority (BaFin), Essen Hyp also calculates the potential market value loss of the whole portfolio in the case of a general

interest rate increase of 1 basis point and 100 basis points from one business day to another. These calculations are carried out for all maturities, taking into account certain predefined breakpoints (the so-called 'traffic light system'). This basis point value, calculated with the help of the key rate method, may, in the case of an interest rate increase of 100 basis points, not exceed a certain limit in proportion to the liable capital. This limit is fixed by the BaFin.

These figures are calculated on a daily basis. In 2003 the average limit utilization within this 'traffic light system' came to 13.8%, while, on the balance sheet date, it stood at 9.3%. We not only report this data to the rating agencies Moody's, Standard & Poor's and FitchRatings, but also publish it on our website in an aggregate form and on a regular basis in order to provide investors with an insight into the level of interest rate risk incurred by the bank.

Internal reporting. On each business day, the Board of Managing Directors, as well as the Head of Treasury and the Head of Corporate Management, are provided with information on the development of the gap report's market value, the VaR level, the utilization of the different risk limits and the level of interest rate risk calculated with the help of the 'traffic light system'. Moreover, the market values of our public-sector and mortgage Pfandbriefe and their respective cover pools, as well as the changes in value under predefined stress scenarios, are calculated and reported.

Furthermore, the Head of Treasury reports on the bank's short-term and long-term liquidity situation in the course of the weekly meetings of the Board of Managing Directors.

As a part of our corporate management activities, our Asset Liability Committee (ALCO) meets on a weekly basis. This Committee deals with and, within the scope of its competencies, decides on the bank's interest rate positions, the development of key figures as regards earnings and risk exposure, and reporting requirements. The ALCO is composed of the member of the Board of Managing Directors who is responsible for the Treasury Department (or his deputy), the heads of all operational and back-office units, and the heads of the Controlling and Research Department. The Chairman of the Committee reports on the decisions and recommendations of the ALCO in the course of the weekly Board meetings.

On a monthly basis the Board of Managing Directors receives several detailed reports from the individual departments and sections. For instance, the report prepared by the Controlling Department, provides, inter alia, information on the transactions effected in the previous month and the development of the market value. Furthermore, this report contains an overview of the pending forward transactions, including options and repurchase agreements. The monthly report prepared by the Accounting and Taxes Department provides information on the development of the balance sheet and profit and loss account in accordance with the provisions of both the German Commercial Code (HGB) and IAS/IFRS. The monthly report submitted by the Settlements Department includes, amongst other things, information on the structure of the bank's loan portfolios. The Notifying and Credit Research Department provides information about the ratings of our borrowers, including, if applicable, information on changes in the assessment of their credit quality. And, finally, the Market Conformity Checking Section reports on its assessment of the market conformity of the transactions entered into. Within the framework of implementing the Minimum Requirements for Lending Operations (MaK) we have set up the necessary internal procedures to draw up quarterly reports in accordance with these requirements. These quarterly reports are based on the monthly reports referred to above. The first quarterly report which covered the third quarter of 2003 was completed in February 2004.

Credit and counterparty risks

Public-sector loans and securities issued by other borrowers. With a percentage of 80.8% of our total assets, public-sector loans and loans to credit institutions governed by private law and to other borrowers constitute the core business of Essen Hyp in accordance with the bank's overall business strategy. As of December 31, 2003, the volume of this portfolio came to €59.9bn, including pro-rata interest of €1.3bn.

The high quality of our public-sector cover assets, amounting to €50.8bn as of December 31, 2003, is reflected on the one hand by the low average risk weighting pursuant to the BIS standards and, on the other hand, by the external ratings of the leading international rating agencies. In terms of the BIS standards, 61.9% of these assets are classified at a risk weighting of 0%, 14.6% at 10% and 23.5% at 20%. A breakdown of the loan portfolio by rating reveals that 30.6% of the assets have been awarded a triple A, 45.7% a double A, 5.3% a single A and 0.6% a triple B. Those assets which were not rated by an external rating agency, i.e. 17.8 % of the total loan volume, include loans to credit institutions governed by public law (41.6%) and national and international public-sector bodies (58.4%), whose excellent credit quality was confirmed by our internal credit quality analysis. The composition of our loan portfolio which is held in trust by a trustee in order to serve as cover for our public-sector Pfandbriefe, can be seen on our website. This site is updated monthly and provides investors with information on the structure and quality of our cover pool, while complying with banking secrecy provisions.

As a basic principle, an investment grade rating is the prerequisite for the granting of loans to foreign public-sector bodies, as well as to credit institutions governed by private law and other borrowers. Our non-cover transactions (excluding derivatives) with these counterparties amounted to €4.3bn as of December 31, 2003. While 0.2% of these counterparties were rated triple A, 22.4% were rated double A, 69.7% single A and 4.3% triple B. Loans totaling less than €0.2bn were not rated by an external rating agency. The breakdown of our non-cover loans under different criteria is also published in detail on our website. These figures are updated periodically.

Hypothekenbank in Essen AG rigorously complies with the 'gentlemen's agreement' concluded between the member institutions of the Association of German Mortgage Banks (VDH) and the Federal Financial Supervisory Authority (BaFin). This agreement stipulates that new commitments that are not eligible for cover may only be entered into if the respective counterparty has a minimum rating of A-/A3 by an external rating agency or a comparable internal rating. The total volume of loans whose rating is downgraded to a level below the minimum *rating of A-/A3 during their term, is limited to one time the bank's liable own capital.*

Ratings of our cover assets	as of Dec 31, 2003	
Standard & Poor`s / Moody`s / Fitch	**in €m**	**in %**
AAA / Aaa / AAA	15,550	30.60
AA+ / Aa1 / AA+	3,572	7.03
AA / Aa2 / AA	11,706	23.03
AA- / Aa3 / AA-	7,943	15.63

A+ / A1 / A+	1,001	1.97
A / A2 / A	885	1.74
A- / A3 / A-	834	1.64
BBB+ / Baa1 / BBB+	262	0.52
BBB- / Baa2 / BBB-	32	0.06
Not rated	9,036	17.78
Total	**50,821**	**100.00**

Country risks. In order to co-ordinate all questions concerning country risks and to implement appropriate measures, Essen Hyp makes use of the Commerzbank Group's know-how. Risk limits are fixed on the basis of internal and external credit quality assessments and in close co-operation with our supervisory bodies, also taking into account the total credit exposure of the Commerzbank Group.

The bank granted loans totaling €1.2bn, in the form of securities that are listed on European stock markets, to EU candidate countries which will become EU members on May 1, 2004. These securities have an average maturity of nine and a maximum maturity of ten years. Essen Hyp did not place any investments in emerging market countries.

Derivatives. Essen Hyp reduces counterparty risk by applying bilateral outline agreements, most of which include netting arrangements. Again, as far as these agreements are concerned, uniform contractual regulations are in place within the Group. The structure of our derivative portfolio, broken down by counterparty rating, can be seen in the following table (see also p. 86 of the Notes on the Bank's Annual Accounts).

Counterparty ratings — in € m/remaining time to maturity

Rating	**< 1 year**	**1-5 years**	**> 5 years**	**Total**
Triple A	60	447	4,930	5,437
Double A	4,530	26,600	16,815	47,945
Single A	10,655	50,086	35,194	95,935
not rated	5,195	39,543	23,737	68,475
Total	**20,440**	**116,676**	**80,676**	**217,792**

To a certain extent the entries of our non-rated counterparties relate to German subsidiaries of foreign credit institutions with a good rating. In the table below we have, in most cases, notionally attributed the ratings of these foreign credit institutions to the respective counterparties as an 'implicit rating'.

Implicit counterparty ratings — in € m/remaining time to maturity

Rating	< 1 year	1-5 years	> 5 years	Total
Single A	5,195	39,474	23,512	68,181
not rated	0	69	225	294
Total	**5,195**	**39,543**	**23,737**	**68,475**

Currently no interest rate derivatives for a collateralization at market value. The 4th Financial Market Promotion Act (Finanzmarktförderungsgesetz), which took effect in 2002, and the related amendments to the German Mortgage Bank Act (HBG) permit the inclusion of derivatives in the cover pool. The reason for this is that a match between the nominal value of the outstanding Pfandbriefe and the nominal value of the cover assets, as is currently required by law, does not take into account changes in value resulting from interest rate fluctuations. It is intended to eliminate these interest rate risks by stipulating that maintaining a present-value surplus cover is a prerequisite for issuing Pfandbriefe. Present-value surplus cover means that the market value of the cover assets must, at all times, exceed the market value of the Pfandbriefe outstanding.

Currency swap transactions, which have been entered into prior to the implementation of the 4th Financial Market Promotion Act for the purpose of eliminating currency risks relating to foreign-currency loans in the cover pool, have been included in our market-value cover pool at their market value as of December 31, 2003 (€-9m).

However, Hypothekenbank in Essen AG currently has no reason to include interest rate derivatives in its cover pool. The market value of our cover assets has always exceeded the market value of our public-sector Pfandbriefe outstanding. The relevant reports are made available to the rating agencies on a quarterly basis. In addition to this, market values and market value changes are published on our website. Nevertheless, we entered into negotiations with our derivative counterparties in order to be able to include derivatives in our cover pool with their consent should this turn out to be necessary.

Risks relating to mortgage lending

The assessment of credit risks relating to mortgage lending is the responsibility of the Property Financing Department, and, in particular, the Transaction Management Section. Further assistance is provided by the Mortgage Lending Risk Management Department, and by our subsidiaries, Essen Hyp Immobilien GmbH and Immobilien Expertise GmbH. The responsibilities and competencies with regard to the granting of loans are clearly and unambiguously defined in organization instructions, which are available to our staff in electronic form. As far as the granting of small residential loans is concerned, Essen Hyp makes use of an adequate customer and property scoring system, which is also applied when co-operating within the Group. However, in view of the implementation of Basel II, we will revise this system in close co-ordination with our parent company, the Commerzbank AG, in order to obtain a scoring system for the assessment of small residential loans and the borrowers' credit quality, which is in line with the new requirements on internal ratings. When granting loans that are not classified as small residential loans, Essen Hyp not only attaches particular importance to the borrower's credit standing but, above all, to the valuation of the property concerned (including the determination of the lending value (Beleihungswert) in accordance with the German Mortgage Bank Act (HBG)), which is carried out by the certified valuers of our subsidiary Immobilien Expertise GmbH. The sustainable income from the charged property after deduction of the non-recoverable operating expenses must at all times exceed the interest and principal payments due to our bank. Essen Hyp drew up specific guidelines for both domestic and international property financing, which were approved by the Credit Committee of the

Supervisory Board. These guidelines stipulate, amongst other things, the minimum debt service cover (DSC) ratios, and they also include a list of property types which are currently not eligible as security for mortgage loans or for which a loan can only be granted if certain conditions are met.

For the timely recognition of credit risks, we established an early warning system which enables us to plot latent risks in a more efficient way, taking into account potential risk factors, such as interrupted performance, an adverse development of the sector, risks of rent losses or adverse impacts on the quality of the property location. The processing of loans in default or other loans showing performance interruptions (and thus bearing a certain risk potential) has been restructured in accordance with the Minimum Requirements for Lending Operations (MaK). As in the previous years, we have permanently monitored the risks inherent in our stakes in large-volume property portfolios, and especially those in the East German Federal States. In this context a number of risk-mitigating measures were taken, such as requiring additional security, restructuring certain commitments, and, finally, ensuring an adequate provision for possible loan losses in accordance with the strict standards of Hypothekenbank in Essen AG.

Prior to each of its periodical Committee meetings, the Credit Committee of the Supervisory Board is informed about the progress of non-performing loans exceeding a certain amount and about the structure of our mortgage loan portfolio.

Internal ratings

The changes in the regulatory framework governing credit risks and their capital backing as set out in the Basel II requirements, as well as the provisions regarding loan administration procedures laid down in the Minimum Requirements for Lending Operations (MaK), make great demands on all German banks. This is why Essen Hyp pushed the development of suitable methods for calculating the minimum capital requirements and for measuring risks in accordance with the internal rating based (IRB) approach for both public-sector and mortgage lending in 2003. This was done in close co-operation with our parent company, the Commerzbank AG. Furthermore, we participated in two joint projects on loss given default (LGD) grading and probability of default (PD) rating. These projects aim at optimizing the elements which are required to obtain a PD rating that satisfies the Basel II requirements, and at developing the related rating tools while taking into account the special characteristics of German mortgage banks.

The LGD project for mortgage lending operations focuses on developing a rating tool which calculates the loss rate for each individual loan after the occurrence of an event of default and the subsequent liquidation of the loan security. This calculation takes into account general criteria which apply to all member institutions of the Association of German Mortgage Banks (VDH), such as the recovery rate or the duration of the liquidation process, as well as individual parameters specific to each bank, such as recovery costs or the period of time between default and liquidation. Each participating bank is thus in a position to individually calculate the loss given default (LGD) for any mortgage loan on the basis of the relevant loan security. Upon completion of the project we received another tool for calculating our capital requirements, the LGD component. The first version of this LGD component has already been incorporated in our internal EDP systems. Final testing, the implementation of subprojects and the inclusion of complementary data are planned for the business year 2004. It is worth mentioning in this context that, in 2003, Essen Hyp and several other VDH members entered into a legally binding agreement to continue the LGD project. This includes, in particular, refining the calculation tools described above and evaluating the data provided by the participating banks. The project is managed by the Hyp Real Estate Rating Services GmbH, a wholly owned subsidiary of the Association of German Mortgage Banks

(VDH). Upon the full integration of the LGD grading into our internal EDP systems in 2004 we will be able to systematically calculate the LGD - and thus to internally measure the loss in an event of default - in accordance with the advanced IRB approach.

The negotiations on the joint project 'PD rating for commercial properties', entered into with the publishing house Bank Verlag Köln, the RES Consult GmbH Leipzig (a company owned by the University of Leipzig) and the Department of Statistics of the University of Regensburg, were successfully concluded in mid-2003. Based upon the know-how of the six participating banks as regards property financing, a PD prototype with certain rating functions has been developed and made available to the individual banks. Later on, this prototype will be replaced by the final rating tool, which has yet to be developed in full. Using this tool, we are in a position to measure the probability of default for each loan that is allocated to one of the internal rating categories. The time horizon applied is one year. As soon as this rating procedure is applied by all banks involved in the project, they will be in a position to calculate the probability of default of each borrower on the basis of the available data and in accordance with the Basel II requirements. The quantity and quality of the available data plays a key role in ensuring reliable PD ratings. The banks involved in the PD rating project have committed themselves to continuously providing suitable data, which then forms the basis for an adequate calibration and validation. In the framework of implementing the new IRB requirements, and in accordance with the Minimum Requirements for Lending Operations (MaK), Essen Hyp has started to carry out the first practical rating analyses using the new PD tool.

Once the rating components described above have been implemented, our bank will satisfy all requirements that have to be met in order to set up an individual risk classification. We will thus be eligible to adopt the advanced internal ratings approach under Basel II for deriving our capital requirements and for pricing purposes. As before, Essen Hyp will develop its PD rating system for mortgage loans for in close co-operation with the Commerzbank AG.

Provision for possible loan losses

Through the formation of individual and, in the case of latent credit risks, of general risk provisions, the discernible risks of the lending business are adequately taken into account. Until now there has been no need for individual value adjustments or provisions in respect of our lending business with public-sector borrowers or entities governed by public law.

Based upon thorough analyses, our Property Financing Department continually gauges which risk provisioning measures need to be taken in order to ensure the quality of the bank's planning.

Liquidity risks

The bank's liquidity management is the responsibility of our Treasury Department. It is based upon the daily listing of all payment flows. An adequate assessment of the liquidity situation requires that the public-sector, corporate and bank bonds held as assets are extremely liquid. This ensures that they can be disposed of or sold *under agreements to repurchase at short notice - within the scope of nominal overcollateralization - should* the need for liquidity arise. The bank calculates its liquidity risk by showing the volume of mismatches in a capital outflow account and then determining the ratio between these mismatches and the existing short-term funding limits, plus liquidity reserves. Our liquidity positions are additionally managed pursuant to the Grundsatz II requirements concerning the adequacy of a credit institution's liquidity provision. Our bank's liquidity ratio

calculated according to Grundsatz II was 1.21 at the end of the year (minimum ratio required by law: 1.0).

Operational risks

In anticipation of the Basel II requirements concerning risk management and the monitoring of operational risks, Essen Hyp categorized all relevant risks according to their nature as early as in 2001. As a result, our bank not only meets the Basel II criteria, but also complies with the risk categorization that is applied within the Commerzbank Group as a whole. Accordingly, existing or potential risks in the individual departments and sections are identified by means of a self assessment in which most of our employees participate.

Development of our liquidity ratio in accordance with Grundsatz II


2.5
2
1.5
1
0.5
0
minimum ratio required by law
Jan.
Feb.
March
April
May
June
July
Aug.
Sep.
Oct.
Nov.
Dec.

The statements and analyses made by the participants in this self assessment cover IT issues (i.e. impacts of system failures, the quality of software administration, interface functionality, protection against wrong user input), internal procedures (quality and comprehensiveness of organizational directives, competencies as regards the initiation, approval and conclusion of business transactions), together with potential criminal and unauthorized acts (control mechanisms, protection of customer data and system and application files).

In November 2003 this self assessment was carried out for the third time. We have developed a specific database in order to adequately record, administer and analyze the results.

In addition to this, Essen Hyp is involved in a Commerzbank Group project which focuses on the collection of data on operational risk losses. In anticipation of the legal requirements which will have to be met under both the

standard approach and the IRB approach, it has become necessary to collect, record and analyze operational risk losses in a systematic way. The aim is to quantify operational risks by calculating a value at risk figure. Against this background Essen Hyp has recorded and reported all losses exceeding €5,000 since the beginning of 2002. Since mid-2003 our bank has been integrated into the Commerzbank's intranet-based 'Loss Collection Tool', which serves to collect and assess all operational risk losses incurred within the Group. Since then we have reported the losses incurred in our bank by directly entering the relevant information into the database. By analyzing the losses incurred in the Group as a whole we expect to obtain detailed information on the future management of this type of operational risk. In 2003 we also reported, for the first time, the legal risks taken by our bank to our parent company. Within Essen Hyp, the Board of Managing Directors receives a monthly report on all operational risk losses incurred. The total volume of losses resulting from operational risks incurred by Essen Hyp in 2003 was € 111,000.

However, even before the introduction of the self assessments and the collection of losses as described above, Essen Hyp was concerned about the issue of operational risks. In order to detect possible weak points, we have, for several years, been analyzing the 'classical' operational risks relating to the bank's structural and procedural organization, EDP, internal and external electronic communication (intranet, internet, e-mail), availability of qualified staff, adequate equipment and legal matters. With regard to certain specific issues we seek external advice from consultants and other specialists. For instance, external specialists have been tasked with analyzing and validating the safety of our IT systems at regular intervals, e.g. in view of so-called 'hacker attacks'.

Other pre-emptive measures in terms of operational risks include the preparation and improvement of contingency plans for all business units. To rule out potential EDP failures, the bank has two separate central computer systems located in different parts of Essen, one of which serves as a back-up system, should the working system fail. Our reserve headquarters referred to above is situated in the same premises as our back-up system, so that a continuation of the bank's key business activities is ensured for a transitional period should the bank's headquarters be destroyed or severely damaged. Thus a trouble-free 24-hour data flow, without interruption of operations in an emergency, is ensured. In addition to this, we continued our qualification program for employees in the operational units and in the back offices during 2003 by organizing certified seminars on job-specific as well as general issues. To the extent possible, this aims at preventing errors that result from a lack of expertise.

Legal risks

Essen Hyp's Legal Department acts as an internal service provider for all legal matters. This includes providing general and specific legal advice on contracts, outline agreements and agreements that are not standard constructions. By integrating the Legal Department from the beginning, limitations of our scope of activity resulting from existing legal frameworks can be quickly recognized. At the same time, we are in a position to make use of the whole range of legally permissible options in an innovative way. Our Legal Department is also involved in the processing of non-performing loans. If required, we additionally seek external legal advice. When dealing with mortgage and public-sector loans to foreign borrowers, we always make use of the services of international law firms.

The Legal Department regularly provides the Board of Managing Directors with information on the latest legal developments, related risks and their potential impact on our bank's business activities.

Internal auditing

Internal auditing forms an integral part of our internal monitoring system. The Internal Audit Department, which functions independently of all working procedures, has been tasked by the Board of Managing Directors with controlling the existing structures and procedures in terms of the early recognition of potential risks. The main focus is put on examining and evaluating the quality of the safety measures and the prescribed internal controls integrated in the working procedures. Feedback about the structuring and suitability of the bank's risk management system is provided to the Board of Managing Directors and to the individual departments and sections. Material findings by the Internal Audit Department are reported to the Supervisory Board during its subsequent ordinary Supervisory Board meeting. During the first meeting in every new financial year the Supervisory Board is informed about all important findings by the Internal Audit Department, and also about the extent to which deficiencies observed in the past financial year have been remedied. Should the Internal Audit, at any time, reveal material deficiencies, the Chairman of the Supervisory Board has to be informed immediately.

The Internal Audit Department acts according to a long-term inspection plan, which is continually improved. This plan also forms the basis for an annual inspection scheme agreed by the Board of Managing Directors and submitted to the Chairman of the Supervisory Board for information purposes. The inspections stipulated in this scheme cover all parts of the bank. Checks on correct working procedures and systems are carried out at fixed intervals. As far as specific risks and legal requirements, such as provisions relating to the German Money Laundering Act (Geldwäschegesetz), are concerned, inspections are carried out at least once per year. The inspection intervals are fixed in the long-term inspection scheme. This also ensures that each of the bank's working procedures is, as a matter of principle, inspected once every three years. In terms of a risk-oriented and process-specific inspection, the audit mainly focuses on the bank's structural and procedural organization risk management and controlling mechanisms and the internal monitoring system for all working procedures within Essen Hyp.

The early recognition and limitation of all currently measurable and qualifiable operational risks constitute the main tasks of the Internal Audit Department. Our EDP Audit, which is integrated in the Internal Audit Department, is primarily charged with all issues relating to electronic data processing, such as the maintenance of the safety and consistency of our electronic files by controlling the granting of licenses to access the system, and by limiting the number of users.

The findings of each inspection are recorded in an audit report. These reports are made available to the relevant *departments, the Board of Managing Directors and the external auditors.*

Future prospects

Due to regulatory as well as Group-internal requirements, the importance of risk management is set to further increase in the future. The Minimum Requirements for Trading Activities (MaH) and the Minimum Requirements for Lending Operations (MaK), together with the Basel II requirements, play a key role in our risk management activities. Equal importance is attached to the further development of our organizational structures and procedures. In the coming years, the further development and sophistication of our risk management system will, as before, focus on ensuring an adequate, e.g. transparent, capital allocation for all existing, recognizable and potential operational risks in the framework of the implementation of the recommendations of the Basel Committee on Banking Supervision.

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ESSEN HYP

Risk Management

Value at risk

Date	Utilization in %	Annual average utilization in %
31/01/2005	70.6	74.4
31/12/2004	49.4	70.2
30/11/2004	67.1	70.2
31/10/2004	80.6	70.2
30/09/2004	83.2	70.2
31/08/2004	75.3	70.2
31/07/2004	75.5	70.2
30/06/2004	83.0	70.2
31/05/2004	62.0	70.2
30/04/2004	79.5	70.2
31/03/2004	55.7	70.2
29/02/2004	60.5	70.2
31/01/2004	76.7	70.2
31/12/2003	59.2	70.4
30/11/2003	69.8	70.4
31/10/2003	91.6	70.4
30/09/2003	85.3	70.4
31/08/2003	79.3	70.4
31/07/2003	45.0	70.4
30/06/2003	60.4	70.4
31/05/2003	67.3	70.4
30/04/2003	71.3	70.4
31/03/2003	73.9	70.4
28/02/2003	67.1	70.4
31/01/2003	67.1	70.4

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Risk Management

Worst case scenario

Date	Utilization in %	Annual average utilization in %
31/01/2005	53.8	55.0
31/12/2004	52.6	50.2
30/11/2004	76.2	50.2
31/10/2004	63.5	50.2
30/09/2004	58.7	50.2
31/08/2004	55.0	50.2
31/07/2004	56.1	50.2
30/06/2004	56.6	50.2
31/05/2004	41.3	50.2
30/04/2004	43.3	50.2
31/03/2004	34.0	50.2
29/02/2004	36.6	50.2
31/01/2004	46.5	50.2
31/12/2003	42.1	54.0
30/11/2003	54.9	54.0
31/10/2003	58.5	54.0
30/09/2003	60.1	54.0
31/08/2003	54.4	54.0
31/07/2003	26.7	54.0
30/06/2003	40.7	54.0
31/05/2003	57.2	54.0
30/04/2003	57.3	54.0
31/03/2003	60.4	54.0
28/02/2003	63.2	54.0
31/01/2003	55.7	54.0

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Risk Management

Interest rate risk

Essen Hyp not only calculates the value at risk, but also, since the beginning of 2001, the potential market value loss of the whole portfolio in the case of a general interest rate rise of 1 basis point (bp) and 100 bp from one business day to another. These calculations are executed for all maturities, taking into consideration certain predefined breakpoints ("traffic light system"). Essen Hyp thus complies with the requirements set out by the German Federal Financial Supervisory Authority (BaFin), which are binding on all mortgage banks since April 1, 2001. This basis point value, calculated with the help of the key rate method, may, in the case of an interest rate increase of 100bp, not exceed a certain limit in proportion to the liable capital pursuant to Section 10 of the German Banking Act (KWG). This limit is fixed by the German Federal Financial Supervisory Authority (BaFin).

Date	Average utilization
31/01/2005	15.06%
31/12/2004	12.11%
30/11/2004	16.59%
31/10/2004	17.18%
30/09/2004	17.60%
31/08/2004	17.39%
31/07/2004	17.55%
30/06/2004	13.08%
31/05/2004	10.22%
30/04/2004	11.36%
31/03/2004	10.83%
29/02/2004	9.43%
31/01/2004	6.63%
31/12/2003	10.59%

These figures are calculated daily and are reported to the BaFin monthly in arrears. Own capital is charged at zero percent interest. The transaction that has the longest running maturity is taken into consideration. Since April 2001 Essen Hyp also makes these reports available to the rating agencies Moody's, Standard & Poor's and Fitch.

However, the coefficient calculated with the help of this method does not indicate to what extent the liable capital is already exposed to other credit risks. Nonetheless, with a total capital ratio of 12.4% (percentage required by law: 8%) and a core capital ratio of 6.4% (percentage required by law: 4%) as of January 31, 2005, Essen Hyp has "free capital" as a further security in addition to the limitation of interest rate risks in accordance with the BaFin stipulations and to the limitation of the interest rate risks through value at risk calculations.

Liable capital not tied up by risk assets


€ Mio.
1400
1200
1000
800
600
400
200
0
20% limit
liable capital not tied up by risk assets
interest rate risk with an interest rate change of 100 bp
liable capital tied up by risk assets
Jan 04 Feb 04 Mar 04 Apr 04 Mai 04 Jun 04 Jul 04 Aug 04 Sep 04 Okt 04 Nov 04 Dec 04 Jan 05

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Risk Management

Grundsatz I - overview

Pursuant to Sections 10 (1) and 10a (1) of the German Banking Act *(KWG), Grundsatz I* establishes rules concerning the adequacy of a credit institution's equity capital. Pursuant to Grundsatz I the ratio of the liable capital of an institution to its risk weighted assets must not fall below 8% at the close of each business day (Tier II capital ratio), while the ratio of the core capital of an institution to its risk weighted assets must not fall below 4% at the close of each business day (Tier I capital ratio).

	Tier I		**Tier II**	
Date	**Required by law**	**Ratio**	**Required by law**	**Ratio**
31/01/2005	4.0	6.4	8.0	12.4
31/12/2004	4.0	6.4	8.0	12.3
30/11/2004	4.0	6.4	8.0	12.3
31/10/2004	4.0	6.5	8.0	12.6
30/09/2004	4.0	6.6	8.0	12.6
31/08/2004	4.0	6.5	8.0	12.5
31/07/2004	4.0	6.5	8.0	12.3
30/06/2004	4.0	6.3	8.0	12.0
31/05/2004	4.0	6.3	8.0	12.0
30/04/2004	4.0	6.2	8.0	11.9
31/03/2004	4.0	6.0	8.0	11.5
29/02/2004	4.0	5.6	8.0	11.3
31/01/2004	4.0	6.0	8.0	12.1
31/12/2003	4.0	6.2	8.0	12.3
30/11/2003	4.0	6.1	8.0	12.1
31/10/2003	4.0	6.0	8.0	11.9
30/09/2003	4.0	6.1	8.0	12.1
31/08/2003	4.0	6.2	8.0	12.3
31/07/2003	4.0	6.2	8.0	12.2
30/06/2003	4.0	6.2	8.0	12.3

31/05/2003	4.0	6.3	8.0	12.2
30/04/2003	4.0	6.5	8.0	12.6
31/03/2003	4.0	6.5	8.0	12.7
28/02/2003	4.0	6.2	8.0	12.4
31/01/2003	4.0	6.1	8.0	12.2

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Risk Management

Grundsatz II

Grundsatz II concerns the adequacy of a credit institution's liquidity provision. It is required and sufficent that the liquid assets cover all actual and potential liquidity outflows over the following twelve months. Since December 1, 2000 German mortgage banks have to comply with *Grundsatz II*.

Date	Ratio	Required by law
31/01/2005	1.16	1.0
31/12/2004	1.29	1.0
30/11/2004	1.26	1.0
31/10/2004	1.22	1.0
30/09/2004	1.30	1.0
31/08/2004	1.31	1.0
31/07/2004	1.21	1.0
30/06/2004	1.29	1.0
31/05/2004	1.90	1.0
30/04/2004	1.60	1.0
31/03/2004	1.16	1.0
29/02/2004	1.70	1.0
31/01/2004	1.64	1.0
31/12/2003	1.21	1.0
30/11/2003	1.53	1.0
31/10/2003	1.65	1.0
30/09/2003	1.15	1.0
31/08/2003	1.45	1.0
31/07/2003	1.36	1.0
30/06/2003	1.35	1.0
31/05/2003	1.19	1.0
30/04/2003	1.16	1.0

31/03/2003	1.55	1.0
28/02/2003	1.28	1.0
31/01/2003	1.14	1.0

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Derivatives

Counterparty ratings

Nominal amount in Euro m/Remaining time to maturity 31.01.2005

Rating	<= 1 year	in %	1-5 years	in %	> 5 year	in %	Total	in %
Triple A	0.0	0.0	578.7	0.48	4,262.5	5.08	4,841.2	2.24
Double A	4,496.7	35.68	28,931.6	24.24	22,040.4	26.28	55,468.7	25.70
Single A	8,105.8	64.32	89,710.0	75.15	57,319.3	68.35	155,135.0	71.88
Not rated	0	0	150.0	0.13	236.0	0.28	386.0	0.18
Total	**12,602.5**	**100.00**	**119,370.2**	**100.00**	**83,858.2**	**100.00**	**215,830.9**	**100.00**

ESSEN HYP

Derivatives

Yield curve distribution

Essen Hyp derivatives portfolio by instruments
Financial derivatives in Euro m / Remaining time to maturity **31.01.2005**

Instruments	<= 1 year	in %	>1-5 years	in %	>5 years	in %	Total	in %
Interest rate swaps	11,389.0	90.37	117,600.6	98.52	81,327.8	96.98	210,317.4	97.45
Swaptions	25.7	0.20	1,003.0	0.84	727.8	0.87	1,756.3	0.81
Other interest rate derivatives	0	0	179.0	0.15	0	0.00	179.0	0.08
Currency swaps	1,188.0	9.43	587.7	0.49	1,802.6	2.15	3,578.2	1.66
Total	**12,602.5**	**100.00**	**119,370.2**	**100.00**	**83,858.2**	**100.00**	**215,830.9**	**100.00**

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Investor relations

Ratings and Analyses

Ratings	S & P	Moody's	Fitch Ratings
Pfandbriefe			
- public-sector	AAA	Aa1	AAA
- mortgage	not rated	Aa2	AAA
Long-term counterparty rating	BBB+ (outlook stable)	A2 (outlook stable)	A- (outlook positive)
Short-term counterparty rating	A-2	P-1	F2
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	BBB+	A2	not rated
- Subordinated Debt	BBB	A3	not rated
Commercial Paper Program	A-2	P-1	not rated

Rating Reports

▷ **Standard & Poor's** — **Rating analysis as of Aug 31, 2004** and **ratings as of Aug 01, 2003.**

▷ **Moody's** — **Rating analysis as of June 2002** and **rating confirmation as of March 07, 2003.**

▷ **Fitch Ratings** — Extract as of October 25, 2004; the complete report can be obtained from Fitch.

(Acrobat Reader required. **Download Acrobat Reader** ®)

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Code of Conduct

Outline

In co-operation with its member institutions, the Association of German Mortgage Banks (VDH) has established a code of conduct for the issuers of Jumbo *Pfandbriefe*.

This Code of Conduct contains (a) rules of conduct and (b) disclosure requirements, with which the mortgage banks will voluntarily comply:

a. The rules of conduct nos. 1) to 3), which apply to the issuers of Jumbo *Pfandbriefe*, stipulate that

- new issues and increases are to be announced duly in advance in order to make sure that there is sufficient time for the book-building process;
- new issues and increases are to be marked to the market at all times;
- as a rule, increases are to be launched by the laid down minimum number of market makers.

b. The rule of conduct no. 4) lays down minimum standards on the information to be disclosed. This will allow investors to evaluate the quality of cover assets. The information, which should be updated at least quarterly, is to be published in suitable electronic media.

Since mid-2001 Essen Hyp has been publishing detailed information about its cover pools, derivatives and interest rate risks. This information has been complemented by further details in accordance with the provisions of the Code of Conduct.

	Published on our Credit Research sites
New public-sector lending commitments	X
New mortgage lending commitments	X
Public-sector cover pool	X

Mortgage cover pool	x
Derivatives	x
Derivatives serving as cover	x
Cover pools at market value / development and stress scenarios	x
Interest rate risk	x
Compliance with the self-restrictions regarding the investment of available funds	x

The information listed above is updated at regular intervals and can be viewed in the individual sections of our Credit Research sites.

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Breakdown of non-cover assets

by rating

S & P/Moody's/Fitch 31.01.2005

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	109	2.04
AA+ / Aa1 / AA+	3	0.06
AA / Aa2 / AA	19	0.35
AA- / Aa3 / AA-	952	17.78
A+ / A1 / A+	720	13.45
A / A2 / A	1,732	32.35
A- / A3 / A-	1,694	31.64
BBB+ / Baa1 / BBB+	0	0.00
BBB / Baa2 / BBB	0	0.00
BBB- /Baa3 /BBB-	0	0.00
BB+ / Ba1 / BB+	0	0.00
BB- / Ba3 /BB-	0	0.00
Without rating *	125	2.33
Total	**5,354**	**100.00**

* - Without rating

	in Euro m	in %
National credit institutions	25	0.47
International credit institutions	0	0
Other (e.g. financial institutions)	100	1.86
Total	**125**	**2.32**

Breakdown of non-cover assets

by borrowers

	31.01.2005	
by borrowers	**in Euro m**	**in %**
National credit institutions	1,483	27.70
Foreign Governments and municipalities	225	4.20
International credit institutions	3,316	61.94
Other foreign financial institutions (guaranteed by national or international credit institutions)	311	5.81
Others	19	0.35
Total	**5,354**	**100.00**

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Breakdown of non-cover assets

by countries

	31.01.2005	
by countries	**in Euro m**	**in %**
Germany	1,493	27.89
EU member states without Germany		
The Netherlands	598	11.17
France	315	5.88
Austria	437	8.16
Great Britain	502	9.38
Ireland	120	2.24
Italy	675	12.61
Spain	120	2.24
Finland	50	0.93
Sweden	0	0.00
Estonia	0	0.00
Hungary	50	0.93
Total EU without Germany	**2,867**	**53.54**
Non EU member states in Western Europe	275	5.14
Others	719	13.43
Total	**5,354**	**100.00**

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Breakdown of non-cover assets

by risk weighting

31.01.2005

Risk weighting	**in Euro m**	**in %**
0%	109	2.04
10%	300	5.60
20%	4,768	89.05
100%	177	3.31
Total	**5,354**	**100.00**

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Non-cover loans - Breakdown of new lending commitments

by rating

S & P/Moody's/Fitch **31.01.2005**

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	0	0.00
AA+ / Aa1 / AA+	0	0.00
AA- / Aa3 / AA-	0	0.00
A+ / A1 / A+	0	0.00
A / A2 / A	225	52.33
A- / A3 / A-	205	47.67
Total	**430**	**100.00**

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Non-cover loans - Breakdown of new lending commitments

by borrowers

	31.01.2005	
by borrowers	**in Euro m**	**in %**
National credit institutions	430	100.00
Foreign Governments and municipalities	0	0.00
International credit institutions	0	0.00
Other foreign financial institutions (guaranteed by national or international credit institutions)	0	0.00
Others	0	0.00
Total	**430**	**100.00**

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Non-cover loans - Breakdown of new lending commitments

by countries

		31.01.2005
by countries	**in Euro m**	**in %**
Germany	0	0.00
EU member states without Germany		
The Netherlands	25	5.81
France	0	0.00
Austria	0	0.00
Great Britain	175	40.70
Ireland	0	0.00
Italy	130	30.23
Spain	0	0.00
Finland	0	0.00
Sweden	0	0.00
Estonia	0	0.00
Hungary	0	0.00
Total EU without Germany	**330**	**76.74**
Non EU member states in Western Europe	0	0.00
Others	100	23.26
Total	**430**	**100.00**

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Non-cover loans - Breakdown of new lending commitments

by risk weighting

31.01.2005

Risk weighting	in Euro m	in %
0%	0	0.00
10%	0	0.00
20%	430	100.00
100%	0	0.00
Total	**430**	**100.00**

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Investment of available funds

Quantitative and qualitative restrictions

Compliance with the self-restrictions regarding the total volume of securities held as assets and rated below A- or A3

These self-restrictions, which form part of a "gentlemen's agreement" between the Association of German Mortgage Banks (VDH) and the Federal Financial Supervisory Authority (BAFin), stipulate that any and all bonds and unit certificates that are acquired pursuant to Sections 5(3)(3d) and 5(3)(5) of the German Mortgage Bank Act (HBG) on the investment of available funds, must have a minimum rating of A3/A- by the rating agencies Moody's, Standard & Poor's and/or Fitch Ratings. In the case of divergent ratings, the worst rating applies. In addition to this, the total volume of bonds and unit certificates acquired pursuant to Sections 5(3)(3d) and 5(3)(5) of the German Mortgage Bank Act (HBG) whose rating is downgraded to a level below the minimum rating of A3/A- during their term, is limited to one time the liable own capital of Essen Hyp.

Hypothekenbank in Essen AG hereby confirms that it complies with the agreed self-restrictions regarding the investment of available funds.

in € m

Date	Liable own capital	Total volume of assets rated below A3 or A-	in %
31.01.2005	1,271	30.5	2.40
31.12.2004	1,259	35.0	2.78
30.11.2004	1,262	42.0	3.33
31.10.2004	1,262	44.0	3.49
30.09.2004	1,251	94.0	7.51
31.08.2004	1,251	94.0	7.51
31.07.2004	1,241	94.0	7.57
30.06.2004	1,241	178.5	14.38

31.05.2004	1,241	180.5	14.54
30.04.2004	1,241	277.5	22.36
31.03.2004	1,241	302.5	24.38
29.02.2004	1,168	305.5	26.16
31.01.2004	1,168	305.5	26.16
31.12.2003	1,168	355.5	30.44
30.11.2003	1,168	375.5	32.15
31.10.2003	1,168	444.0	38.01
30.09.2003	1,167	458.0	39.25
31.08.2003	1,157	462.0	39.93
31.07.2003	1,155	462.0	40.00
30.06.2003	1,155	509.0	44.07
31.05.2003	1,135	465.0	40.97
30.04.2003	1,135	458.5	40.40
31.03.2003	1,135	474.5	41.81
28.02.2003	1,108	476.0	42.96
31.01.2003	1,108	449.5	40.58

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Mortgage loans

Breakdown of mortgage portfolio
by type of property, region and LTV

Commercial Properties in Euro m 31.12.2004

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Office and admini-strative buildings	Foreign countries	738.0	37.3	17.0	2.1	229.4	55.0	75.8	54.6	36.1	22.3	1,079.3	40.1
	West **	504.1	25.5	368.0	46.1	48.1	11.5	15.8	11.4	51.0	31.6	619.0	23.0
	East ***	20.0	1.0	15.1	1.9	2.0	0.5	0.6	0.4	4.1	2.5	26.7	1.0
Building sites	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	0.7	0.0	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.7	0.0
	East ***	0.2	0.0	0,0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0
Factory buildings	Foreign countries	1.3	0.1	1.3	0.2	0.4	0.1	0.1	0.1	0.0	0.0	1.8	0.1
	West **	49.0	2.5	31.0	3.9	10.6	2.5	2.9	2.1	5.5	3.4	68.0	2.5
	East ***	1.7	0.1	0.1	0.0	0.5	0.1	0.2	0.1	0.0	0.0	2.4	0.1
Shops	Foreign countries	52.7	2.7	0.0	0.0	17.5	4.2	8.8	6.3	14.4	8.9	93.4	3.5
	West **	189.8	9.6	159.3	20.0	15.8	3.8	5.3	3.8	4.0	2.5	214.9	8.0
	East ***	54.9	2.8	41.3	5.2	17.1	4.1	7.3	5.3	9.4	5.8	88.7	3.3
Hotels and restaurants	Foreign countries	55.7	2.8	0.0	0.0	2.8	0.7	0.6	0.4	0.0	0.0	59.1	2.2
	West **	38.2	1.9	11.1	1.4	14.5	3.5	4.7	3.4	13.6	8.4	71.0	2.6
	East ***	22.6	1.1	1.0	0.1	5.1	1.2	1.8	1.3	1.2	0.7	30.7	1.1
Other non-residential properties	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	186.0	9.4	137.0	17.2	35.5	8.5	9.2	6.6	12.3	7.6	243.0	9.0
	East ***	0.9	0.0	1.0	0.1	0.3	0.1	0.2	0.1	0.1	0.1	1.5	0.1
Ware-	Foreign	31.9	1.6	0.0	0.0	10.5	2.5	3.0	2.2	4.2	2.6	49.6	1.8

houses and exhibition buildings	countries												
	West **	29.6	1.5	14.6	1.8	7.0	1.7	2.6	1.9	5.7	3.5	44.9	1.7
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total commercial properties	Foreign countries	879.6	44.5	18.3	2.3	260.6	62.5	88.3	63.5	54.7	33.8	1,283.2	47.6
	West **	997.4	50.4	721.2	90.4	131.5	31.5	40.5	29.2	92.1	57.0	1,261.5	46.8
	East ***	100.3	5.1	58.5	7.3	25.0	6.0	10.1	7.3	14.8	9.2	150.2	5.6
	Total	**1,977.3**	**100.0**	**798.0**	**100.0**	**417.1**	**100.0**	**138.9**	**100.0**	**161.6**	**100.0**	**2,694.9**	**100.0**

Residential Properties in Euro m

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Owned houses	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	2,488.6	56.5	1,843.7	56.9	72.5	34.5	2.6	13.7	1.2	3.4	2,564.9	54.9
	East ***	341.1	7.7	196.0	6.1	16.8	8.0	1.2	6.3	0.4	1.1	359.5	7.7
Owned flats	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	735.8	16.7	563.6	17.4	26.0	12.4	1.6	8.4	0.7	2.0	764.1	16.4
	East ***	46.2	1.0	32.2	1.0	1.7	0.8	0.1	0.6	0.1	0.3	48.1	1.0
Residen-tial con-struction for letting purposes	Foreign countries	20.3	0.5	0.5	0.0	6.1	2.9	1.7	8.9	4.2	12.0	32.3	0.7
	West **	666.6	15.1	528.8	16.3	73.5	35.0	8.9	46.8	13.3	38.0	762.3	16.3
	East ***	108.8	2.5	73.0	2.3	13.3	6.3	2.9	15.2	15.1	43.1	140.1	3.0
Total residential properties	Foreign countries	20.3	0.5	0.5	0.0	6.1	2.9	1.7	8.9	4.2	12.0	32.3	0.7
	West **	3,891.0	88.2	2,936.1	90.7	172.0	81.9	13.1	68.9	15.2	43.4	4,091.3	87.6
	East ***	496.1	11.3	301.2	9.3	31.8	15.2	4.2	22.2	15.6	44.6	547.7	11.7
	Total	**4,407.4**	**100.0**	**3,237.8**	**100.0**	**209.9**	**100.0**	**19.0**	**100.0**	**35.0**	**100.0**	**4,671.3**	**100.0**

Total mortgage loans	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
	Foreign countries	899.9	68.4	18.8	0.5	266.7	20.3	90.0	6.8	58.9	4.5	1,315.5	17.9

West **	4,888.4	91.3	3,657.3	90.6	303.5	5.7	53.6	1.0	107.3	2.0	5,352.8	72.6
East ***	596.4	85.5	359.7	8.9	56.8	8.1	14.3	2.1	30.4	4.4	697.9	9.5
Total	**6,384.7**	**86.7**	**4,035.8**	**100.0**	**627.0**	**8.5**	**157.9**	**2.1**	**196.6**	**2.7**	**7,366.2**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.
** - West German Federal States including Berlin
*** - East German Federal States

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Mortgage loans

Breakdown of mortgage portfolio
Foreign loans by type of property, country and LTV

Commercial Properties in Euro m 31.12.2004

Purpose of property	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
Office and administrative buildings	United States	47.4	0.0	78.9	21.1	11.2	158.6	12.4
	Belgium	1.2	1.1	0.0	0.0	0.0	1.2	0.1
	England	449.6	0.0	94.0	40.7	20.3	604.6	47.1
	France	82.5	0.1	8.8	1.1	0.0	92.4	7.2
	Canada	46.1	0.0	15.6	4.5	4.6	70.8	5.5
	The Netherlands	48.1	15.8	11.1	1.6	0.0	60.8	4.7
	Spain	63.1	0.0	21.0	6.8	0.0	90.9	7.1
Factory/workshop buildings	The Netherlands	1.3	1.3	0.4	0.1	0.0	1.8	0.1
Shops	England	22.0	0.0	7.3	3.7	9.4	42.4	3.3
	France	2.4	0.0	0.8	0.4	1.2	4.8	0.4
	Poland	28.3	0.0	9.4	4.7	3.8	46.2	3.6
Hotels and restaurants	United States	8.4	0.0	2.8	0.6	0.0	11.8	0.9
	France	47.3	0.0	0.0	0.0	0.0	47.3	3.7
Warehouse and exhibition buildings	France	31.3	0.0	10.5	3.0	4.2	49.0	3.8
	The Netherlands	0.6	0.0	0.0	0.0	0.0	0.6	0.0
Total commercial properties	United States	55.8	0.0	81.7	21.7	11.2	170.4	13.3
	Belgium	1.2	1.1	0.0	0.0	0.0	1.2	0.1
	England	471.6	0.0	101.3	44.4	29.7	647.0	50.4
	France	163.5	0.1	20.1	4.5	5.4	193.5	15.1
	Canada	46.1	0.0	15.6	4.5	4.6	70.8	5.5
	The Netherlands	50.0	17.1	11.5	1.7	0.0	63.2	4.9
	Poland	28.3	0.0	9.4	4.7	3.8	46.2	3.6

	Spain	63.1	0.0	21.0	6.8	0.0	90.9	7.1
	Total	**879.6**	**18.3**	**260.6**	**88.3**	**54.7**	**1,283.2**	**100.0**

Residential Properties in Euro m — 31.12.2004

Purpose of property	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
Residential construction for letting purposes	United States	9.5	0.0	2.7	0.0	0.0	12.2	37.8
	Belgium	0.6	0.5	0.0	0.0	0.0	0.6	1.9
	France	10.2	0.0	3.4	1.7	4.2	19.5	60.3
Total residential properties	United States	9.5	0.0	2.7	0.0	0.0	12.2	37.8
	Belgium	0.6	0.5	0.0	0.0	0.0	0.6	1.9
	France	10.2	0.0	3.4	1.7	4.2	19.5	60.3
	Total	**20.3**	**0.5**	**6.1**	**1.7**	**4.2**	**32.3**	**100.0**

Total in Euro m — 31.12.2004

Mortgage loans	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
	United States	65.3	0.0	84.4	21.7	11.2	182.6	13.9
	Belgium	1.8	1.6	0.0	0.0	0.0	1.8	0.1
	England	471.6	0.0	101.3	44.4	29.7	647.0	49.2
	France	173.7	0.1	23.5	6.2	9.6	213.0	16.2
	Canada	46.1	0.0	15.6	4.5	4.6	70.8	5.4
	The Netherlands	50.0	17.1	11.5	1.7	0.0	63.2	4.8
	Poland	28.3	0.0	9.4	4.7	3.8	46.2	3.5
	Spain	63.1	0.0	21.0	6.8	0.0	90.0	6.9
	Total	**899.9**	**18.8**	**266.7**	**90.0**	**58.9**	**1,315.5**	**100.0**

*- The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

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Mortgage loans

Mortgage cover pool - Derivatives serving as cover

Payables and receivables from derivative transactions which have been included in our cover pools in order to hedge foreign currency positions serving as cover.

in Euro m

Date	Nominal Derivatives	Market Value Derivatives
31/01/2005	0.00	0.00
31/12/2004	0.00	0.00
30/11/2004	0.00	0.00
31/10/2004	1.17	-0.05
30/09/2004	1.17	-0.03
31/08/2004	1.17	-0.04
31/07/2004	1.17	-0.04
30/06/2004	1.17	-0.05
31/05/2004	1.17	-0.00
30/04/2004	1.17	-0.04
31/03/2004	1.17	-0.03
29/02/2004	1.17	-0.02
31/01/2004	1.17	-0.04
31/12/2003	1.17	-0.04
30/11/2003	1.17	-0.05
31/10/2003	1.17	-0.05
30/09/2003	1.17	-0.04
31/08/2003	1.17	-0.05
31/07/2003	1.17	-0.04
30/06/2003	1.17	-0.02
31/05/2003	1.17	-0.06
30/04/2003	1.17	-0.08
31/03/2003	1.17	-0.13
28/02/2003	1.17	-0.15

31/01/2003	1.17	-0.02

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Mortgage loans - Cover pool at market value

Development / Stress scenario

Date	Market value (cover pool)	Market value (mortgage Pfandbriefe)	Market value Surplus cover in € m	Surplus cover in % *	Market value (dynamic approach)		Market value (dynamic approach)	
					Surplus cover in € m in the case of rising yields	Surplus cover in % in the case of rising yields *	Surplus cover in € m in the case of falling yields	Surplus cover in % in the case of falling yields *
31.01.2005	4,947.91	4,176.32	771.59	18.48	623.90	15.59	919.38	21.65
31.12.2004	4,877.21	4,189.36	687.85	16.42	515.99	12.53	862.91	20.25
30.11.2004	4,795.28	4,246.67	548.61	12.92	384.54	9.21	715.97	16.57
31.10.2004	4,712.03	4,236.64	475.39	11.22	307.87	7.40	646.95	14.99
30.09.2004	3,570.10	3,215.79	354.31	11.02	256.84	8.20	450.23	13.64
31.08.2004	3,515.48	3,187.26	328.22	10.30	230.66	7.43	423.86	12.95
31.07.2004	3,415.73	3,147.42	268.31	8.52	153.74	5.03	384.68	11.86
30.06.2004	3,450.04	3,144.54	305.50	9.72	189.20	6.22	424.67	13.05
31.05.2004	3,500.26	3,114.61	385.65	12.38	254.99	8.49	524.16	16.24
30.04.2004	3,236.24	3,008.50	227.74	7.57	103.27	3.56	381.56	12.23
31.03.2004	3,133.24	2,856.19	277.06	9.70	167.37	6.09	412.39	13.91
29.02.2004	3,036.60	2,821.82	214.78	7.61	97.87	3.59	358.57	12.28
31.01.2004	2,935.24	2,764.33	170.91	6.18	65.08	2.44	302.33	10.55

* The amendment of the German Morgage Bank Act (HBG), which took effect on April 9, 2004, stipulates that German mortage banks must, in addition to the "de facto" overcollateralization, maintain a securing excess cover of 2%. This securing excess cover must also be maintained when calculating the present value, including stress scenarios (upward/downward yield curve shifts). The calculation of the present value is governed by the Net Present Value Directive (Barwertverordnung) published by the Federal Financial Supervisory Authority (BaFin) in December 2003. To ensure that the mandatory overcollateralization is maintained at all times, banks are required to simulate stress scenarios in

accordance with the static or the dynamic approach.

For the static approach, the stress scenario is calculated on the basis of a parallel yield curve shift by +/- 250 basis points.

For the dynamic approach, a number and distribution of maturities appropriate to the scope and structure of the institution's transactions has to be selected on the respective yield curve. The minimum number of maturities is six, including the following: 1 month, 1 year, 5 years, 7 years, 10 years and 15 years.

Essen Hyp uses the dynamic approach.

ESSEN HYP

Mortgage loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	**Mortgage *Pfandbriefe* outstanding**	**cover**	**Surplus cover**	**in %**	**Not yet serving as cover***
31/01/2005	4,108.15	4,508.92	400.77	9.8	2,124.31
31/12/2004	4,127.60	4,480.38	352.78	8.5	2,237.51
30/11/2004	4,180.37	4,391.70	211.33	5.1	2,212.20
31/10/2004	4,180.37	4,365.66	185.29	4.4	2,317.65
30/09/2004	3,170.73	3,345.44	174.71	5.5	3,172.49
31/08/2004	3,141.05	3,301.42	160.37	5.1	3,225.50
31/07/2004	3,116.04	3,224.28	108.24	3.5	3,270.80
30/06/2004	3,119.81	3,190.27	70.46	2.3	3,321.02
31/05/2004	3,084.92	3,225.48	140.56	4.6	3,295.01
30/04/2004	2,967.92	3,164.93	197.01	6.6	3,348.58
31/03/2004	2,794.87	3,035.01	240.14	8.6	2,337.70
29/02/2004	2,756.13	2,948.72	192.59	7.0	2,456.84
31/01/2004	2,716.16	2,872.70	156.54	5.8	2,410.48
31/12/2003	2,659.16	2,835.38	176.22	6.6	2,346.31
30/11/2003	2,764.22	2,878.60	114.38	4.1	2,328.72
31/10/2003	2,375.18	2,536.03	160.85	6.8	2,278.99
30/09/2003	2,386.32	2,470.00	83.68	3.5	2,236.18
31/08/2003	2,383.99	2,552.04	168.05	7.0	2,199.87
31/07/2003	2,347.56	2,440.78	93.22	4.0	2,184.85
30/06/2003	2,320.82	2,402.11	81.29	3.5	2,042.90
31/05/2003	2,217.54	2,365.14	147.60	6.7	1,800.84
30/04/2003	2,006.14	2,274.40	268.26	13.4	1,738.59

31/03/2003	1,886.70	2,255.55	368.85	19.6	1,750.23
28/02/2003	1,924.34	2,001.85	77.51	4.0	1,964.20
31/01/2003	1,942.93	2,031.48	88.55	4.6	2,006.30

* For technical reasons (e.g. due to the absence of evidence that the loan is secured by a first mortgage). The loans are usually included in the cover pool within not more than three months.

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Mortgage loans

Breakdown of non-cover assets
Loans with a LTV > 60%

Loans with a LTV exceeding 60% are not eligible to serve as cover for mortgage *Pfandbriefe*. The total volume of loans with a LTV > 60% may by law not exceed 20% of total volume of mortgage loans.

Date	**in %**
31/01/2005	13.97
31/12/2004	14.06
30/11/2004	13.77
31/10/2004	13.85
30/09/2004	13.90
31/08/2004	14.23
31/07/2004	14.82
30/06/2004	15.12
31/05/2004	15.19
30/04/2004	14.86
31/03/2004	15.80
29/02/2004	15.54
31/01/2004	15.01
31/12/2003	14.82
30/11/2003	14.70
31/10/2003	14.33
30/09/2003	14.37
31/08/2003	13.72
31/07/2003	13.29
30/06/2003	13.69
31/05/2003	13.40
30/04/2003	12.44

31/03/2003	12.55
28/02/2003	12.58
31/01/2003	12.68

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Mortgage loans

Breakdown of new lending commitments
Domestic loans by type of property, region and LTV

Commercial Properties in Euro m 31.12.2004

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Office and admini-strative buildings	Foreign countries	64.8	21.2	0.0	0.0	34.4	46.2	23.2	64.3	26.1	49.1	148.5	31.7
	West **	116.8	38.3	61.6	96.1	16.6	22.3	4.3	11.9	9.3	17.5	147.0	31.4
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Building sites	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	0.5	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.5	0.1
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Factory buildings	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	1.2	0.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.2	0.3
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Shops	Foreign countries	24.4	8.0	0.0	0.0	8.1	10.9	4.1	11.4	10.5	19.8	47.1	10.0
	West **	19.8	6.5	2.0	3.1	5.7	7.7	1.7	4.7	0.0	0.0	27.2	5.8
	East ***	2.0	0.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.0	0.4
Hotels and restaurants	Foreign countries	29.3	9.6	0.0	0.0	0.1	0.1	0.0	0.0	0.0	0.0	29.4	6.3
	West **	26.4	8.6	0.0	0.0	7.0	9.4	1.9	5.3	7.2	13.5	42.5	9.1
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other non-residential properties	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	19.5	6.4	0.4	0.6	2.5	3.4	0.9	2.5	0.0	0.0	22.9	4.9
	East ***	0.3	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.3	0.1
Ware-	Foreign	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

houses and exhibition buildings	countries												
	West **	0.3	0.1	0.1	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.3	0.1
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total commercial properties	Foreign countries	118.5	38.8	0.0	0.0	42.6	57.3	27.3	75.6	36.6	68.9	225.0	48.0
	West **	184.5	60.4	64.1	100.0	31.8	42.7	8.8	24.4	16.5	31.1	241.6	51.5
	East ***	2.3	0.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.3	0.5
	Total	**305.3**	**100.0**	**64.1**	**100.0**	**74.4**	**100.0**	**36.1**	**100.0**	**53.1**	**100.0**	**468.9**	**100.0**

Residential Properties in Euro m

Purpose of property	**Country***	**LTV up to 60%**	**in %**	**of which used as cover**	**in %**	**LTV 61-80 %**	**in %**	**LTV 81-90 %**	**in %**	**LTV >90 %**	**in %**	**Total**	**in %**
Owned houses	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	862.2	60.8	552.5	64.4	18.1	34.2	0.8	9.1	0.3	4.3	881.4	59.3
	East ***	117.0	8.3	48.4	5.6	6.0	11.3	0.5	5.7	0.2	2.9	123.7	8.3
Owned flats	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	320.3	22.6	224.1	26.1	6.1	11.5	0.5	5.7	0.1	1.4	327.0	22.0
	East ***	26.2	1.8	17.4	2.0	0.5	0.9	0.0	0.0	0.0	0.0	26.7	1.8
Residen-tial con-struction for letting purposes	Foreign countries	11.2	0.8	0.0	0.0	3.7	7.0	1.9	21.6	0.8	11.4	17.6	1.2
	West **	77.9	5.5	16.1	1.9	17.2	32.5	4.7	53.4	4.7	67.1	104.5	7.0
	East ***	3.2	0.2	0.0	0.0	1.3	2.5	0.4	4.5	0.9	12.9	5.8	0.4
Total residential properties	Foreign countries	11.2	0.8	0.0	0.0	3.7	7.0	1.9	21.6	0.8	11.4	17.6	1.2
	West **	1,260.4	88.9	792.7	92.3	41.4	78.3	6.0	68.2	5.1	72.9	1,312.9	88.3
	East ***	146.4	10.3	65.8	7.7	7.8	14.7	0.9	10.2	1.1	15.7	156.2	10.5
	Total	**1,418.0**	**100.0**	**858.5**	**100.0**	**52.9**	**100.0**	**8.8**	**100.0**	**7.0**	**100.0**	**1,486.7**	**100.0**

Total mortgage loans	**Country***	**LTV up to 60%**	**in %**	**of which used as cover**	**in %**	**LTV 61-80 %**	**in %**	**LTV 81-90 %**	**in %**	**LTV >90 %**	**in %**	**Total**	**in %**
	Foreign countries	129.7	53.5	0.0	0.0	46.3	19.1	29.2	12.0	37.4	15.4	242.6	12.4

West **	1,444.9	92.9	856.8	92.9	73.2	4.7	14.8	1.0	21.6	1.4	1,554.5	79.5
East ***	148.7	93.8	65.8	7.1	7.8	4.9	0.9	0.6	1.1	0.7	158.5	8.1
Total	**1,723.3**	**88.1**	**922.6**	**100.0**	**127.3**	**6.5**	**44.9**	**2.3**	**60.1**	**3.1**	**1,955.6**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.
** - West German Federal States including Berlin
*** - East German Federal States

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Mortgage loans

Breakdown of new lending commitments
Foreign loans by type of property, country and LTV

Commercial Properties in Euro m — 31.12.2004

Mortgage loans	Country*	LTV up to 60%	of which used as cover	LTV 61-80 %	LTV 81-90 %	LTV >90 %	Total	in %
Office and administrative buildings	United States	9.6	0.0	16.5	15.4	7.3	48.8	21.8
	England	14.0	0.0	4.7	1.4	14.2	34.3	15.2
	Canada	27.0	0.0	9.0	4.5	4.6	45.1	20.0
	The Netherlands	14.2	0.0	4.2	1.9	0.0	20.3	9.0
Shops	England	22.0	0.0	7.3	3.7	9.3	42.3	18.8
	France	2.4	0.0	0.8	0.4	1.2	4.8	2.1
Hotels and restaurants	United States	0.7	0.0	0.1	0.0	0.0	0.8	0.4
	France	28.6	0.0	0.0	0.0	0.0	28.6	12.7
Total commercial properties	United States	10.3	0.0	16.6	15.4	7.3	49.6	22.1
	England	36.0	0.0	12.0	5.1	23.5	76.6	34.1
	France	31.0	0.0	0.8	0.4	1.2	33.4	14.8
	Canada	27.0	0.0	9.0	4.5	4.6	45.1	20.0
	The Netherlands	14.2	0.0	4.2	1.9	0.0	20.3	9.0
	Total	**118.5**	**0.0**	**42.6**	**27.3**	**36.6**	**225.0**	**100.0**

Residential Properties in Euro m — 31.12.2004

Purpose of property	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
Residential construction for letting purposes	United States	11.2	0.0	3.7	1.9	0.8	17.6	100.0
Total residential properties	United States	11.2	0.0	3.7	1.9	0.8	17.6	100.0

	Total	**11.2**	**0.0**	**3.7**	**1.9**	**0.8**	**17.6**	**100.0**

Total in Euro m 31.12.2004

Mortgage loans	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
	United States	21.5	0.0	20.3	17.3	8.1	67.2	27.6
	England	36.0	0.0	12.0	5.1	23.5	76.6	31.6
	France	31.0	0.0	0.8	0.4	1.2	33.4	13.8
	Canada	27.0	0.0	9.0	4.5	4.6	45.1	18.6
	The Netherlands	14.2	0.0	4.2	1.9	0.0	20.3	8.4
	Total	**129.7**	**0.0**	**46.3**	**29.2**	**37.4**	**242.6**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

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The German *Pfandbrief*

During the past 100 years, *Pfandbrief* investors have never failed to receive full repayment – a clear proof of the *Pfandbrief's* high level of safety. This is just one reason why *Pfandbriefe* account for as much as 26.2% of all fixed income securities in Germany and have also become more and more popular with international investors.

In recent years the *Pfandbrief* market has seen significant changes due to the increasing volume of *Pfandbriefe* that are issued in the form of Jumbos and Globals. In autumn 2003 the *Pfandbrief* issuers within the Association of German Mortgage Banks (VDH) agreed upon an amendment of the minimum standards for issuing Jumbo *Pfandbriefe*. The new standards envisage a minimum size of €750m for a newly issued Jumbo *Pfandbrief*, instead of previously €500m. Further, the issuer must increase the issue size to at least €1bn within 180 calendar days. Moreover, buybacks of Jumbo *Pfandbriefe* have been included in the minimum standards and subjected to strict transparency requirements. This requirement safeguards the status of Jumbo *Pfandbriefe* as a highly liquid market segment.

The updated minimum standards for the issuance of Jumbo *Pfandbriefe* enter into force with immediate effect, the Federal Cartel Office (Bundeskartellamt) having raised no objections.

More detailed information on the new minimum standards for the issuance of Jumbo *Pfandbriefe* is available on the website of the Association of **German Mortgage Banks**.

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- **Günter Pless** Head of Treasury
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Bonds & Notes

Basic Principles of the German Mortgage Bank Act

The strict requirements of the German Mortgage Bank Act (HBG), in conjunction with the comprehensive banking supervision exercised by the Federal Financial Supervisory Authority (BAFin), ensure that German mortgage banks maintain a particularly high safety standard. The German Mortgage Bank Act stipulates, amongst other things, that:

- the scope of business activities permitted to German mortgage banks is restricted to the granting of public-sector and mortgage loans;
- loans may only be granted if the securities offered meet the quality standards set out by law;
- a match between maturities and interest rates of the lending and funding business must be ensured at all times.

In addition to this, the German Mortgage Bank Act contains a number of provisions to ensure the quality of the assets serving as cover for public-sector and mortgage *Pfandbriefe*. A key prerequisite for including an asset in the cover pool is, for example, that the *Pfandbrief* creditor's preferential claim must be guaranteed in the event of bankruptcy. Furthermore, there are provisions that govern the legal structuring of the cover assets, the composition and management of the cover pool and, for mortgage *Pfandbriefe*, the establishment of the lending value.

A mortgage bank must ensure that sufficient cover is available at all times, so that the principal and interest payments from the loans included in the public-sector and mortgage cover pools match, or even better, exceed the principal and interest payments due to the *Pfandbrief* creditors. All cover assets are held on trust by a trustee who is appointed by the Federal Financial Supervisory Authority (BAFin). Any disposal of a cover asset by a mortgage bank requires the trustee's prior approval.

Experience has shown that the provisions of the German Mortgage Bank Act constitute a suitable basis for the supervision of the mortgage banks' business activities.

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Amendment of the German Mortgage Bank Act (HBG) as of July 1, 2002

A) A wider range of business activities

A1.) Expansion of mortgage lending activities
Following the amendment of the German Mortgage Bank Act (HBG), German mortgage banks are now allowed to expand their non-cover business activities in the area of mortgage lending to the non-European G7 countries (United States, Canada, Japan). The total volume of these transactions, plus the total volume of mortgage loans granted to the Central European full member states of the OECD (i.e. Hungary, Czech Republic, Slovakia and Poland) is limited to five times the liable own capital (Section 5 (1) (2b) of the German Mortgage Bank Act), Japan limited to three times the liable own capital.

A2.) Expansion of public-sector lending activities
Public-sector loans that are eligible for cover may now be extended to central governments, regional governments and local authorities in Switzerland, the United States, Canada and Japan. In addition to this, loans to the central governments of other European full member states of the OECD (i.e. Poland, the Czech Republic, Slovakia and Hungary) may now also be funded through the issuance of public-sector Pfandbriefe (Section 5 (1) (1) (a) and 5 (1) (1) (c) of the German Mortgage Bank Act).

The previously permitted range of public-sector cover transactions in EU member states and contracting states to the Agreement of the European Economic Area (EEA) was also expanded. It is now possible to grant public-sector loans to non-profit administrative organizations, which are subordinated to the central governments, regional governments or local authorities in these countries (Section 5 (1) (1) (d) of the German Mortgage Bank Act).

B) Inclusion of derivatives in the cover pool

For the first time, the derivative transactions entered into by German mortgage banks have been put on a legal basis.

Pursuant to Section 5 (1) (4a) of the German Mortgage Bank Act German mortgage banks are now in principle entitled to enter into derivative transactions. In addition to this, the mortgage banks have the possibility of including derivatives in their Pfandbrief cover pools as ordinary cover (Section 6 (6) of the German Mortgage Bank Act).

An English translation of the German Mortgage Bank Act (HBG) can be retrieved from the website of the **Association of German Mortgage Banks www.hypverband.de**.

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Jumbos / Globals and their Increases
Amounts in EUR m Status: 31.01.2005

	Increases							Ratings	
Security no	by	on	Issuing volume	Coupon	Maturity	Issue Date	Market makers	S&P/ Moody's	Fitch
245 522	750	02/04	1,750	1,750	21/02/05	13/02/03	1/3/5/13/18/24	AAA/Aa1	AAA
257 374	2.512	05/00	3,023	5,250	05/07/05	17/06/97	2/5/6/7/15/18	AAA/Aa1	AAA
257 298			767	6,500	17/11/05	02/11/95	1-5	AAA/Aa1	AAA
257 488			2,000	4,250	27/01/06	28/01/02	1-3/6/7/9/13/18/23/24	AAA/Aa1	AAA
257 427	1.000	04/03	2,000	3,500	17/02/06	11/02/99	1-3/5/6/8/10/12/14-16	AAA/Aa1	AAA
257 412	233	07/01	1,000	4,750	29/06/06	22/06/98	1-3/5/6/11-13	AAA/Aa1	AAA
A0A C5V	500	05/04	2,500	2,75	21/11/06	21/01/04	1-6/8/13/14/18/24/26	AAA/Aa1	AAA
257 359	2.506	03/00	3,017	5,500	20/02/07	13/02/97	1/4/5/6/8	AAA/Aa1	AAA
802 308	250	08/04	2,500	2,750	25/07/07	14/07/03	1-6/13-15/18/25/26	AAA/Aa1	AAA
257 402	511	03/98	1,023	5,250	22/01/08	15/01/98	1/2/4/5/7/10	AAA/Aa1	AAA
A0A 71Z			1,000	3,25	19/05/08	18/05/04	3/15/25/28	AAA/Aa1	AAA
A0A Y3F			2,000	3,000	17/06/08	10/03/04	1-3/5/6/13-15/18/25-27	AAA/Aa1	AAA
257 414			767	4,750	11/08/08	04/08/98	1/4/11/13/14/20	AAA/Aa1	AAA
169 713			2,200	3,500	26/09/08	17/09/03	1-6/13-15/18/25/26	AAA/Aa1	AAA
257 424			2,000	4,000	19/01/09	11/01/99	1-3/5/6/8/10/11/14/20	AAA/Aa1	AAA
257 433			2,000	4,250	06/07/09	11/05/99	1-6/10/11/23	AAA/Aa1	AAA
HBE 0AJ			2,000	3,25	17/11/09	17/11/04	1/5/18/26	AAA/Aa1	AAA
257 461			5,000	5,250	17/01/11	15/01/01	1-11/14/15/17/18	AAA/Aa1	AAA

1=Commerzbank, 2=HypoVereinsbank, 3=DZ Bank, 4=HSBC, 5=Dresdner Kleinwort Benson, 6=Deutsche Morgan Grenfell, 7=Salomon Brothers, 8=ABN AMRO Bank, 9=Société Générale,

Bonds & Notes - Jumbos / Globals and their Increases - Amounts in EUR m Status: 30.09.2004

10=Westdeutsche Landesbank, 11=Goldman Sachs, 12=Landesbank Sachsen, 13=Merrill Lynch, 14=Morgan Stanley, 15=CDC Ixis, 16=Bank- gesellschaft Berlin, 17=SGZ-Bank, 18=Barclays Bank, 19=Norddeutsche Landesbank, 20=Lehman Brothers, 22=Bayerische Landesbank, 23 =Paribas 24 =Credit Agricole Indosuez, 25=LB Baden-Württemberg, 26=CSFB, 27=Citigroup Global Markets Limited Zweigniederlassung Deutschland, 28=CALYON Corporate and Investment Bank

Bonds & Notes

Essen Hyp EUR 20,000,000,000 Debt Issuance Program (DIP)

Essen Hyp's €20bn Debt Issuance Program, which was launched on May 28, 1998 increased to €20bn in July 2002, aims to facilitate Essen Hyp's funding on the international capital markets.

The main intention of this Program is to provide structured financing transactions. However, any underlying risk exposure of a structured deal must be hedged against. In general, the required swap will be entered into with the dealer proposing the transaction. As a rule, each swap counterparty must have a minimum rating of AA- (S&P).

Jumbo *Pfandbriefe*, Global public-sector *Pfandbriefe* and similar benchmarks are launched outside the DIP.

The Program allows international fund-raising in almost any currency by means of a syndicated or non-syndicated, public or private placement. Funding proceeds are swapped back into EURIBOR. Pursuant to the German Mortgage Bank Act, Essen Hyp as a mortgage bank is not allowed to run any currency risks.

Maturities under this Progam can reach up to 30 years, depending on the type of transaction. There is no specific maturity target.

Notes, including public-sector *Pfandbriefe*, may be issued in bearer or registered form. Depending on the agreement between issuer and dealer, Notes can be launched as Fixed Rate Notes, Floating Rate Notes, Indexed Notes, Dual Currency Notes or Zero Coupon Notes. The minimum volume per drawing is €5m.

Essen Hyp's DIP is listed on the Luxembourg stock exchange. The terms and conditions of the DIP also provide for a listing of bearer notes (including public-sector *Pfandbriefe*) on the Düsseldorf stock exchange, or any other stock exchange. Registered Notes (including public-sector *Pfandbriefe*) are not listed on any stock exchange.

The following ratings have been assigned to the Notes listed under Essen Hyp's Debt Issuance Program:

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	Standard & Poor's	Moody's
Public-sector*Pfandbriefe*	AAA	Aa1
Senior Unsecured Debt	BBB+	A2
Subordinated Debt	BBB	A3

The Program is governed by German Law.

Our Debt Issuance Program has been arranged by Commerzbank and Merrill Lynch International. The dealers are ABN AMRO, Barclays Capital, Calyon, Citigroup, Commerzbank, Deutsche Bank, Goldman Sachs International, HSBC Trinkaus & Burkhardt, Lehman Brothers, Merrill Lynch International, Morgan Stanley, UBS Warburg and SG Investment Banking. The Program allows for reverse inquiry. Bids are welcome.

For further information please contact our Treasury Department or look at our latest Information » **Memorandum**.

Günter Pless
Senior Vice President
Global Head of Treasury
Tel.: +49 201 8135-360
E-mail:
Guenter.Pless@essenhyp.com

Stefan Zander
Tel.: +49 201 8135-353
E-mail:
Stefan.Zander@essenhyp.com

Fax Treasury: +49 201 8135-399

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Bonds & Notes

Essen Hyp EUR 5,000,000,000 Commercial Paper Program

Following the launch of its €5bn Commercial Paper Program in December 1998, Essen Hyp has been able to issue short-term notes since the beginning of 1999.

Essen Hyp actively uses this Program in order to ensure flexible funding at low cost.

The Program allows drawings in EUR and any other internationally recognized currencies, as agreed between Essen Hyp and the dealer(s). The Notes that are issued under the Program must have a maturity of not less than two days. Clearing can be made through Euro Clear and Clearstream Banking. In accordance with the existing legal and regulatory requirements, the maximum maturity in both cases is two years less one day. The minimum amount of the Notes is €2.5bn. There is no issuance of Definitive Notes under this Program.

One of the special features of the Program is that it allows for the issuance of

- Fixed-Rate Notes or
- Floating Rate Notes or
- Discounted Notes

all of which may be listed on a German stock exchange. The Notes may be deposited with the European Central Bank as Tier I securities.

Unless otherwise agreed, Floating Rate Notes under the Program have a maturity of at least six months and a minimum period of three months between two interest payment dates. Unless otherwise agreed, the EURIBOR is taken as the reference rate.

The Program itself is listed on the official market of the Düsseldorf stock exchange. Individual Notes may be listed with official quotations on the Düsseldorf stock exchange, or on any other stock exchange. However, Notes to be listed must have a minimum maturity of three months.

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The Program offers a high degree of flexibility for both the dealer(s) and the issuer. Further day-to-day dealers are welcome.

Rating: Standard & Poors's: A-2 (Standard & Poor's)
P-1 (Moody's)

Arranger:
Commerzbank AG

Frequent dealers:
Commerzbank AG, Deutsche Bank AG, Barclays London

Day-to-day dealer:
Calyon, Paris; Citigroup, London; Dresdner; DZBank, FFM; Goldman Sachs, London; Ixis Corp & Inv. Bank, FFM; JP Morgan Chase, London; Lehman Brothers, London; SEB, Frankfurt.

The Program is a supplement to Essen Hyp's Debt Issuance Program, which was signed in May 1998 and increased to €20bn in July 2002.

For further information please contact Essen Hyp's Money Market Desk:

Heidi Riedel
Deputy Head of Treasury
Tel.: +49 201 8135-365
E-mail:**Heidi.Riedel@essenhyp.com**

Fax Treasury: +49 201 8135-399

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HYES

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Annual Reports / Interim Reports

On this site you will find all the relevant facts and figures of the Hypothekenbank in Essen AG. Our annual reports include, for instance, the balance sheet, the profit and loss account and the operating result of the corresponding year. You will also find the management report with much additional information concerning the general economic situation, the bank, its work and its projects. For current information please refer to our Interim Reports of the present year.

- **Interim Report as of September 30, 2004 (English version) pdf**
- **Press Release Interim Report as of September 30, 2004 (English version) pdf**

- **Annual Report 2003 (English version) pdf**
- **Press Release Annual Report 2003 (English version) pdf**

- **Annual Report 2002 (English version) pdf**
- **Press Release Annual Report (English version) pdf**

- **Annual Report 2001 (English version) pdf**
- **Press Release Annual Report (English version) pdf**

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Key Dates 2005

March 17, 2005	Annual General Meeting and (Supervisory Board) Meeting on the 2004 Annual Accounts
March 18, 2005	Press Conference on the 2004 Annual Accounts and publication of the German version of our 2004 Annual Report
May 2005	Publication of the English version of our 2004 Annual Report
Mid-August 2005	Interim Report as of June 30, 2005
Mid-November 2005	Interim Report as of September 30, 2005

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These items are available:

- ☐ Annual Report 2003 English **(Download as PDF)**
- ☐ Annual Report 2003 German **(Download as PDF)**

- ☐ Annual Report 2002 English **(Download as PDF)**
- ☐ Annual Report 2002 German **(Download as PDF)**

- ☐ Annual Report 2001 English **(Download as PDF)**
- ☐ Annual Report 2001 German **(Download as PDF)**

- ☐ Annual Report 2000 English **(Download as PDF)**
- ☐ Annual Report 2000 German **(Download as PDF)**

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International Real Estate Finance

Europe and North America

Whether office buildings or shopping malls – real estate financing has become a global business. Major first-class projects can only be put into practice at a profit if matching lenders are found on the international capital markets. Investors, developers and real estate companies look for banking partners who are familiar with the highly complex real estate business. Developing successful strategies that ensure maximum planning security requires the expertise of specialists. And these specialists are at your disposal at Hypothekenbank in Essen AG (Essen Hyp) – because our real estate markets are global.

Bringing in their knowledge of the individual countries and real estate market segments, our experts from various departments will, together with you, work out a tailored and innovative financing structure for your project – for existing properties and future investments alike. Available options include loan volumes from ten million euros (or the equivalent amount in foreign currencies) to several hundred million euros, terms of up to 10 years or more, fixed or floating interest rates. Essen Hyp participates in loan syndicates, but is also prepared to act as a stand-alone lender. We will accompany your project right from the start. Further to our expertise, we offer you a committed team and competitive loan terms: as a mortgage bank, Essen Hyp is entitled to issue *Pfandbriefe* and thus benefits from excellent funding opportunities.

Your partner for international real estate projects.
In addition to mortgage lending in Germany, our core activity is the granting of loans on the West European and North American real estate markets, mainly concentrating on Great Britain, France, Belgium, the Netherlands, Spain, Switzerland, the United States and Canada. Essen Hyp is thus active on the world's most important real estate markets.

We are particularly interested in properties that benefit from a good location in major West European and North American cities. By providing the necessary funds and developing loan structures that are tailored to the

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"



Morrison Street, Edinburgh, Scotland

"The Exchange" is an up-and-coming office district in the center of Edinburgh. Essen Hyp participates in the financing of a state-of-the-art administrative building with a total office area of 50,000 sqm. The project was completed in 2001.

borrowers' specific requirements, we make an active contribution to the successful realization of each individual transaction. In addition to this, we are also prepared to support regional real estate projects.

Capable of dealing with selected projects.
The properties that interest us most are office buildings, logistics centers, shopping malls (provided that they are located in the catchment area of major cities and benefit from low vacancy rates) and multi-tenant residential properties. A particular focus is on existing properties that are fully let under long-term leases and to tenants of good standing. Our customers include leading national investors as well as well-known international borrowers who are active on international, national or regional real estate markets.


Arc de Seine, Paris

This office building in whose financing Essen Hyp is involved is located south west of the city center of Paris. It was completed in 2001 and offers a total floor area of 45,151 sqm.

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International Real Estate Finance

Borrower-specific financing structures

Borrower-specific financing structures.
Essen Hyp's international mortgage lending activities are bundled at our International Property Financing Desk. Our committed and efficient team will advice you of all relevant facts and decisions within a short period of time, so that you can put your plans into practice without delay. A basic decision will be made within a few days after receiving an enquiry for a loan. Having obtained and reviewed all documents needed for decision-making, we will issue an irrevocable lending commitment within a period of time agreed with you. The entire financing transaction – from counseling via loan commitment and disbursement to full redemption – will be accompanied by one particular internal expert who is familiar with all project-specific requirements and will always be at your disposal.

We are currently expanding our network of international representative offices so that you can additionally benefit from local contact partners. Establishing and maintaining fruitful and long-lasting customer relations always is the main objective of our efforts.

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"



City Point, London

With 37 floors, the City Point Tower is the second highest building in the City of London, benefiting from an excellent location. Essen Hyp participates as a syndicate partner in the financing of this property which was reopened in 1998. The building offers a total office area of 54,000 sqm, retail units totaling 4,700 sqm and storage space of 8,200 sqm.



Milton & Shire, London

Built in 1996, this office building is located on the northern edge of the City of London. Essen Hyp arranged the financing of an effective floor area totaling 42,500 sqm, with offices accounting for 39,800 sqm of this figure.

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Specialist knowledge

Quality is the key to success.
We see our task in providing you with specialist knowledge to ensure the long-term success of your project. Our credit decision is based on the in-depth analysis and evaluation of all risks that are inherent in a transaction. Important factors to be looked at are the state of the property, location, investment profitability and tenant credit quality. Each property to be financed is appraised by our internal appraisers or by external specialists who are based in the region concerned and have to give evidence of their qualification and their experience with regard to the respective property type. The question as to whether a property can be used for multiple purposes and the cash flows from rental income are the most important parameters in our project analyses. We are only prepared to accept a loan transaction if our analysis comes to the conclusion that the project meets our high requirements for profitability and safety and that the risks are calculable over the long term.

The standard securities we require for providing a loan include a first-ranking mortgage over the property, the assignment of rental income and insurance proceeds and, in certain cases, additional securities to be agreed individually.

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"



Long Acre, London

In Central London, a few steps from the famous Covent Garden, Essen Hyp participates as a syndicate partner in the financing of an office building (total office area of 18,000 sqm), which will be fully restored by 2003. All offices will allow a flexible room shaping and design, thus meeting the needs of first-class companies with specific requirements.

International Real Estate Finance

Contacts

▷ **Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"**

Thomas Link has been working as an attorney in the international real estate business for several years. Based on this expertise, he is tasked with the systematic project analysis and smooth handling of transactions. As Relationship Manager, he maintains close contact with customers and partners, as well as with external law firms and appraisers. In order to ensure a functioning workflow he acts as the intermediary between all parties involved in the loan process.



▷ **Thomas Link**

Jean Barden has been working as a real estate banker for over 20 years in New York. She began her career at Chemical Bank as head of the Real Estate Syndication Department. Prior to joining Essen Hyp she was the Senior Syndication Officer at PB Capital, formerly BHF. As General Manager of the Representative Office in New York, her responsibilities include generating new mortgage lending opportunities in North America and Canada, as well as building and maintaining close relationships with our clients and broker partners.



▷ **Jean Barden**

Rainer Polenz has been living and working in London for more than 20 years. In his function as the Head of Department of a German bank, he gained a deep understanding of the UK real estate market. Mr. Polenz now heads Essen Hyp's UK representative office. He is in charge of customer relations and product marketing, establishing and maintaining close contacts with the national and international banks that are active on the UK real estate market. In addition, he monitors the development of the projects in which Essen Hyp is involved.



▷ **Rainer Polenz**



▷ **Assem El Alami**

Assem El Alami worked as an attorney in Berlin before being employed as an in-house counsel by a German mortgage bank. He made a substantial contribution to the setting up of the bank's international financing business. Having been appointed head of the bank's representative office in Paris, he assumed responsibility for real estate financing in France and Spain. Now with Essen Hyp, he heads our bank's representative office and is our specialist for the French real estate market.

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Company

Success needs far-sightedness

Success needs far-sightedness - guided by this motto, Hypothekenbank in Essen AG, which was founded in 1987, has become one of the leading mortgage banks in Germany within just one decade. The bank's business activities basically rest on two pillars: the granting of public-sector and mortgage loans. Our mortgage lending activities range from the extension of retail loans to finance detached or semi-detached houses or owned flats in Germany to the financing of large commercial properties on the domestic market, as well as abroad. To refinance these lending activities Essen Hyp is active on the national and international capital markets. In this context, one of our key objectives is to increase the popularity of our most important funding instrument, the Pfandbrief, with national and international investors. The fact that we have been awarded excellent ratings from the three leading rating agencies is just one proof of the quality of our work. Essen Hyp's most important shareholder is the Commerzbank AG.

You can find more detailed information on our bank, its management and its business activities on the following pages. Should you have any further questions please feel free to **contact** us and we will be happy to provide you with any information you require.

▷ 15 Years of Hypothekenbank in Essen AG

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Corporate Governance Code of Hypothekenbank in Essen AG

The German Corporate Governance Code Commission set up by the German government, presented the German Corporate Governance Code on February 26, 2002. This Code of best practice describes key statutory provisions for the management and supervision of German listed companies and embodies internationally and nationally recognized standards for good and responsible governance. It is intended to make the German system of corporate governance transparent and understandable, and also to promote the trust of international and national investors, customers, employees and the general public in the management and supervision of listed companies.

The shares of Essen Hyp are not listed on a stock exchange. This is why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp

Nevertheless, and in view of maximum transparency, Essen Hyp expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Essen Hyp complies with most of the requirements set out in the German Corporate Governance Code. Given that Essen Hyp's shares are not listed on a stock exchange and that the bank is thus not in a position to satisfy those requirements of the Code that are mandatory for listed companies, the bank does not expressly state which recommendations of the Corporate Governance Code are not complied with for this reason.

▷ **Declaration of Compliance with the German Corporate Governance Code** (PDF)
▷ **Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft** (PDF)

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Declaration of Compliance with the German Corporate Governance Code pursuant to Section 161 of the German Stock Corporation Act (*AktG*)

Preliminary remark: The shares of Hypothekenbank in Essen Aktiengesellschaft (hereinafter also referred to as "Essen Hyp" or the "bank") are not listed on a stock exchange. At present, the Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: Commerzbank Aktiengesellschaft, with a majority stake, and the Schuppli Group holding the remaining shares. This explains why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp.

Nevertheless, Hypothekenbank in Essen Aktiengesellschaft expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft complies with the recommendations of the German Governance Code Commission, announced in the official section of the electronic Federal Gazette (*Bundesanzeiger*) on May 21, 2003, except for those restrictions which relate to the fact that Essen Hyp is not a German listed company and does not produce consolidated accounts, and except also for the following recommendations:

Pursuant to Section 2.3.2 the bank shall inform all domestic and foreign shareholders, shareholders' associations and financial services' providers, who, in the preceding 12 months, have requested such notification, of the convening of the General Meeting, and shall provide them with the convention documents upon request, also using electronic channels. The shares of Hypothekenbank in Essen Aktiengesellschaft are not listed on a stock exchange. Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: the Commerzbank Aktiengesellschaft and the Schuppli Group. All shareholders are known to the bank. This is why Essen Hyp makes use of the simplifications as regards the invitation to and convening of General Meetings laid down in the German Stock Corporation Act (*AktG*). Thus, Essen Hyp does not announce its General Meetings externally, e.g. in the Federal Gazette (*Bundesanzeiger*), and, contrary to the provisions laid down in Section 2.3.1, the agenda and the reports and documents required for the General Meeting are not published on Essen Hyp's company website.

Given that both shareholders are represented in the Supervisory Board and in the Presiding Committee as the committee responsible for the employment contracts of the members of the Board of Managing Directors, the Supervisory Board does not discuss and review the structure of the Board's compensation system as laid down in Section 4.2.2.

Contrary to Section 4.2.4 the information and figures on the compensation of the members of the Board of Managing Directors are not individualized.

Pursuant to Section 5.3.2 the Supervisory Board shall set up an Audit Committee which, in particular, handles issues of accounting and risk management. Given that the Supervisory Board of Essen Hyp is composed of not more than 6 members, the Board refrained from setting up such an Audit Committee. Risk management issues are the responsibility of the Credit Committee of the Supervisory Board, which also deals with the bank's credit and market risks. Issues relating to the annual audit are addressed by the Supervisory Board itself.

Due to our bank's shareholder structure we have refrained from specifying an age limit within the meaning of Section 5.4.1.

Contrary to Section 5.4.5 the information and figures on the compensation of the members of the Supervisory Board are not individualized.

Given that all shareholders carrying voting rights are directly or indirectly represented in the Supervisory Board, conflicts of interest are dealt with exclusively within the Supervisory Board in accordance with Section 5.5.2. Contrary to Section 5.5.3 the General Meeting is not informed about such conflicts of interest.

Given that no shares of Essen Hyp are in free flow or listed on a stock exchange, and that the bank does not have any stock option programs or comparable incentives in place, the provisions laid down in Sections 4.2.3, 6.6 and 7.1.3 of the German Corporate Governance Code are not relevant to Essen Hyp.

As long as Hypothekenbank in Essen Aktiengesellschaft compiles its Annual Accounts in accordance with the provisions of the German Commercial Code (*HGB*), it will not pass information to third parties by means of Annual Reports or Interim Reports compiled in accordance with the International Accounting Standards (IAS), as stipulated in Section 7.1.1. Apart from the Annual Accounts and Interim Reports, the two shareholder groups of the company receive additional information during the Supervisory Board meetings, so that the above reports are not the only source of information available to them.

Essen, September 15, 2004

The Board of Managing Directors

The Supervisory Board

Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft, Essen

1 Preamble

1.1 Implementation of the German Corporate Governance Code.

The German Corporate Governance Code Commission (the "Code Commission") set up by the German government, presented the German Corporate Governance Code on February 26, 2002. This Code of best practice describes key statutory provisions for the management and supervision of German listed companies and embodies internationally and nationally recognized standards for good and responsible governance. It is intended to make the German system of corporate governance transparent and understandable, and also to promote the trust of international and national investors, customers, employees and the general public in the management and supervision of listed companies.

The German Corporate Governance Code contains the following three elements:

- a presentation of applicable law
- recommendations of the Code Commission regarding the management and supervision of companies
- suggestions

This Code of best practice, as amended on November 7, 2002, has been officially published by the Federal Ministry of Justice, and is complemented by a provision in the German Stock Corporation Act (*AktG*) pursuant to which the Board of Managing Directors and the Supervisory Board of listed stock corporations (*Aktiengesellschaften*) are required to declare every year whether these recommendations were complied with and which recommendations were not applied (the "comply-or-explain declaration").

The shares of Hypothekenbank in Essen Aktiengesellschaft (hereinafter also referred to as "Essen Hyp" or the "bank") are not listed on a stock exchange. At present, Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: Commerzbank Aktiengesellschaft, with a majority stake, and the Schuppli Group holding the remaining shares. This is why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp.

Nevertheless, Hypothekenbank in Essen Aktiengesellschaft expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft (hereinafter referred to as the "Code") complies with the requirements set out in the German Corporate Governance Code, except from those restrictions which relate to the fact that Essen Hyp is not a German listed company and does not set up consolidated accounts.

The Code clarifies the rights of shareholders who provide Essen Hyp with the necessary equity capital and bear the entrepreneurial risk. At the same time, it presents the rules set out in the Articles of Association and the rules of procedure for the Supervisory Board and the Board of Managing Directors.

1.2 Board system of Hypothekenbank in Essen Aktiengesellschaft

A dual board system is prescribed by law for Hypothekenbank in Essen Aktiengesellschaft as a German stock corporation.

The Board of Managing Directors is responsible for managing the company. Its members are jointly accountable for the management of the company, whereby the individual members are responsible for the areas assigned to them within the framework of Board resolutions. The chairman of the Board of Managing Directors co-ordinates the work of the Board members. Subject to certain legal provisions, such as Section 15 of the German Banking Act (*KWG*), Board resolutions are passed with the majority of votes cast.

The Supervisory Board appoints, supervises and advises the members of the Board of Managing Directors and is directly involved in decisions of fundamental importance to the company. The chairman of the Supervisory Board co-ordinates the work of the Supervisory Board.

Two thirds of the members of the Supervisory Board are elected by the shareholders at the General Meeting. The two remaining members of the Supervisory Board are staff representatives who are elected by the bank's employees at a secret ballot. The chairman of the Supervisory Board is appointed by the Commerzbank Aktiengesellschaft, being the majority shareholder. His deputy is appointed by the minority shareholder. Subject to certain legal provisions, Supervisory Board resolutions are passed with the majority of votes cast. In the case of a tie – also at elections – the chairman of the meeting has the casting vote. Both, the representatives elected by the shareholders and the staff representatives are obliged to act in the company's best interests.

The company's accounting follows the 'true and fair view' principle and presents a view of the company's net assets, financial position and earnings situation that corresponds to the actual circumstances.

As a rule this Code will be reviewed and, if necessary, adjusted once a year in the light of national and international developments and changes within the company.

2 Shareholders and General Meeting

2.1 Shareholders

2.1.1 Shareholders exercise their rights at the General Meeting and vote there.

2.1.2 Each share carries one vote. There are no shares with multiple voting rights, preferential voting rights (golden shares) or maximum voting rights.

2.2 General Meeting

2.2.1 The Board of Managing Directors submits the Annual Financial Statements to the General Meeting. The General Meeting decides on the appropriation of profit and the discharge of the acts of the Board of Managing Directors and of the Supervisory Board. It also elects the shareholders' representatives to the Supervisory Board and the auditors.

Furthermore, the General Meeting decides on the Articles of Association, the object of the company, amendments to the Articles of Association and essential corporate measures such as, in particular, inter-company agreements and transformations and the issuance of new shares, convertible bonds, bonds with warrants and profit-sharing certificates, or it authorizes the Board of Managing Directors to issue them with the approval of the Supervisory Board. In addition, the General Meeting decides on the authorization to purchase own shares.

2.2.2 When new shares are issued, shareholders shall have a subscription right reflecting their respective share of the equity capital, unless the General Meeting decides otherwise.

2.2.3 Each shareholder is entitled to participate in the General Meeting, to take the floor on matters on the agenda and to submit materially relevant questions and proposals.

2.2.4 The chairman of the General Meeting shall ensure that the meeting runs smoothly.

2.3 Invitation to the General Meeting, Proxies

2.3.1 The Board of Managing Directors shall convene the General Meeting at least once a year, giving details of the agenda. A quorum of shareholders is entitled to require that a General Meeting be convened and the agenda extended. The Board of Managing Directors shall not only make available the reports and documents that are required by law for the General Meeting, including the Annual Report, during the meeting itself, but also send them to the shareholders on request.

2.3.2 The bank facilitates the personal exercising of shareholders' rights and also assists the shareholders in the use of proxies. The Board of Managing Directors arranges for the appointment of a representative to exercise shareholders' voting rights in accordance with their instructions.

3 Co-operation between the Board of Managing Directors and the Supervisory Board

3.1 The Board of Managing Directors and the Supervisory Board shall co-operate closely to the benefit of the company.

3.2 The Board of Managing Directors co-ordinates the bank's business strategy with the Supervisory Board and discusses the current state of strategy implementation with the Supervisory Board at regular intervals.

3.3 Pursuant to specific provisions set out in the Articles of Association, by the Supervisory Board and in the German Banking Act (*KWG*), transactions of fundamental importance require the approval of the Supervisory Board. These transactions include decisions or measures which fundamentally alter the company's asset, financial or earnings situation, as well as fundamental credit decisions.

3.4 Providing the Supervisory Board with sufficient information is the joint responsibility of the Board of Managing Directors and the Supervisory Board.

The Board of Managing Directors shall inform the Supervisory Board regularly, without delay and comprehensively, about all issues that are relevant to Essen Hyp with regard to planning, business development, the risk situation and risk management. The Board of Managing Directors reports on deviations of the actual plans from previously formulated targets, indicating the reasons for these deviations.

The Supervisory Board specifies the information and reporting duties of the Board of Managing Directors. The reports of the Board of Managing Directors to the Supervisory Board are, as a rule, to be submitted in writing. Documents required for decision-making such as, in particular, the Annual Financial Statements and the Auditors' Report are, to the extent possible, forwarded to the members of the Supervisory Board in due time prior to the meeting.

3.5 Good corporate governance requires an open dialogue between the Board of Managing Directors and the Supervisory Board, as well as amongst the members within the Board of Managing Directors and the Supervisory Board. The strict observance of confidentiality is of paramount importance for this.

All Board members shall ensure that the staff members they employ also comply with the obligation to maintain confidentiality.

3.6 As necessary, the Supervisory Board meets without the Board of Managing Directors.

3.7 In the event of a takeover bid, the Board of Managing Directors and the Supervisory Board of the bank as the target company must submit a statement of their reasoned position so that the shareholders can make an informed decision on the bid.

After the announcement of a takeover bid, the Board of Managing Directors may not take any actions outside the ordinary course of business that could prevent the success of the bid unless the Board of Managing Directors has been authorized by the General Meeting, or the Supervisory Board has given its approval. In making their decisions, the Board of Managing Directors and the Supervisory Board are obliged to act in the best interests of the shareholders and of the company.

3.8 The members of the Board of Managing Directors and the Supervisory Board shall comply with the rules of proper corporate management. If they violate the due care and diligence of a prudent and conscientious member of the Board of Managing Directors or the Supervisory Board, they are liable to the bank for damages.

The bank has taken out a directors' and officers' liability insurance (D&O insurance) policy for the Board of Managing Directors and the Supervisory Board, placed through the majority shareholder, the Commerzbank Aktiengesellschaft. A suitable deductible has been agreed for both the members of the Board of Managing Directors and the members of the Supervisory Board.

3.9 Pursuant to Section 15 of the German Banking Act (*KWG*) the extension of loans from the company to members of the Board of Managing Directors or the Supervisory Board or their relatives (spouses and children who are still minors) requires the unanimous approval of the Board of Managing Directors, as well as the prior consent of the Supervisory Board.

3.10 The Board of Managing Directors and the Supervisory Board shall report in each year's Annual Report on the company's Corporate Governance. This includes the explanation of possible deviations from the recommendations of the German Corporate Governance Code.

4 The Board of Managing Directors

4.1 Tasks and Responsibilities

4.1.1 The Board of Managing Directors is responsible for independently managing the company. In doing so, it is obliged to act in the company's best interests and undertakes to increase the sustainable value of the company.

4.1.2 The Board of Managing Directors develops the company's strategy, co-ordinates it with the Supervisory Board and ensures its implementation.

4.1.3 The Board of Managing Directors shall ensure that all provisions set out by law are complied with.

4.1.4 The Board of Managing Directors ensures appropriate risk management and risk controlling within the company.

4.2 Composition and Compensation

4.2.1 The Board of Managing Directors is composed of several persons and has a chairman. Rules of procedure, which require the approval of the Supervisory Board, govern co-operation within the Board of Managing Directors. The Board of Managing Directors co-operates on a basis of trust with the bank's other bodies and the employee representatives to the benefit of the company.

4.2.2 The compensation of the members of the Board of Managing Directors is fixed by the Presiding Committee of the Supervisory Board at an appropriate amount, based on a performance assessment. Criteria for determining the appropriateness of the compensation are, in particular, the tasks of the respective Board member, his personal performance, the performance of the Board of Managing Directors as a whole, the economic situation, and the performance and future prospects of the bank, taking into account its competitors.

4.2.3 The overall compensation of the members of the Board of Managing Directors is composed of a fixed salary and variable elements. The variable part of the compensation includes result- and performance-linked components and is based on the achievement of the bank's business success, the results of the business segments for which the respective Board member is responsible, and his individual performance. All compensation components must be appropriate, both individually and in total.

4.2.4 The compensation of the members of the Board of Managing Directors is reported in the Notes to the Annual Accounts, broken down into fixed salary and variable components, each in a single sum.

4.3 Conflicts of Interest

4.3.1 During their employment with Essen Hyp, the members of the Board of Managing Directors are subject to a comprehensive non-competition obligation.

4.3.2 In connection with their work, the members of the Board of Managing Directors and employees may neither demand nor accept from third parties payments or other benefits for themselves or for any other person, nor grant unlawful advantages to third parties.

4.3.3 The members of the Board of Managing Directors are bound by the company's best interests. No member of the Board of Managing Directors will pursue personal interests in his decisions, or use business opportunities intended for Essen Hyp for himself.

4.3.4 Each member of the Board of Managing Directors must disclose conflicts of interest to the Supervisory Board without delay and inform the other members of the Board of Managing Directors. All transactions between the company and the members of the Board of Managing Directors, persons they are closely related to or companies they have a personal association with must meet the standards that are customary in the sector. Important transactions require the approval of the Supervisory Board or the Committee responsible according to the rules of procedure of the Supervisory Board.

4.3.5 Sideline activities of the members of the Board of Managing Directors, especially Supervisory Board mandates outside the company, are subject to the approval of the Supervisory Board.

5 The Supervisory Board

5.1 Tasks and Responsibilities

5.1.1 The task of the Supervisory Board is to provide continuous advice to and to monitor the work of the Board of Managing Directors in the management of the company. The Supervisory Board must be involved in all decisions that are of fundamental importance to the company.

5.1.2 The Supervisory Board appoints and dismisses the members of the Board of Managing Directors. Together with the Board of Managing Directors, the Presiding Committee of the Supervisory Board ensures that there is long-term successor planning. The Supervisory Board has delegated the preparations for the appointment of members to the Board of Managing Directors to the Presiding Committee, which also lays down the conditions of the employment contracts, including compensation.

A re-appointment prior to one year before the end of the appointment period with a simultaneous termination of the current appointment may only take place under special circumstances. For members of the Board of Managing Directors there is a fixed age limit of 65 years.

5.1.3 The Supervisory Board has issued rules of procedure.

5.2 Tasks and Powers of the Chairman of the Supervisory Board

The chairman of the Supervisory Board co-ordinates the work within the Supervisory Board and chairs its meetings.

The chairman of the Supervisory Board also chairs the Presiding Committee which, inter alia, deals with the employment contracts of the members of the Board of Managing Directors.

The chairman of the Supervisory Board maintains close contact with the Board of Managing Directors, and with the chairman in particular, in order to discuss the strategy, business development and risk management of the company. The chairman of the Supervisory Board shall, without delay, be informed by the chairman of the Board of Managing Directors of any events material for the assessment of the company's situation and development, or for the management of the company. The chairman of the Supervisory Board shall then inform the Supervisory Board and, as necessary, convene an extraordinary meeting of the Supervisory Board.

5.3 Formation of Committees

5.3.1 Depending on the specific features of the company and the number of Supervisory Board members, the Supervisory Board has formed a Presiding Committee and a Credit Committee from within itself. These two committees serve to increase the efficiency of the Supervisory Board's work and deal with more complex issues. The chairman of each committee regularly reports to the Supervisory Board on the work of the respective committee.

5.3.2 The rules of procedure of the Supervisory Board provide for committees to make decisions in place of the Supervisory Board. The Presiding Committee prepares Supervisory Board meetings, at which personnel decisions are to be made.

5.3.3 The Supervisory Board can delegate other subjects to be handled by one or several committees. These subjects include the strategy of the company, the compensation of the members of the Board of Managing Directors, investments and financing.

5.4 Composition and Compensation

5.4.1 When submitting proposals for the election of Supervisory Board members, care shall be taken that the Supervisory Board, is, at all times, composed of members who, as a whole, have the required knowledge, ability and expertise to properly complete their tasks and are sufficiently independent. Furthermore, the international activities of the company and potential conflicts of interest are taken into account.

5.4.2 To ensure the Supervisory Board's independent advice and supervision of the Board of Managing Directors, not more than one former member of the Board of Managing Directors shall be a member of the Supervisory Board. Moreover, Supervisory Board members shall not hold directorships or similar positions with main competitors of the bank or provide any advisory services to them.

5.4.3 The members of the Supervisory Board shall ensure that they have sufficient time to perform their mandate. Members of the Board of Managing Directors of a listed company shall not accept more than five Supervisory Board mandates in non-group listed companies.

5.4.4 The election or re-election of all Supervisory Board members takes place at the same time, and as a rule for the longest admissible period of office. Elections to replace members are for the remaining period of office of a member of the Supervisory Board who resigns prematurely, or, if the resigning member's period of office was shorter than the regular period of office in accordance with sentence 1 of this Section, up to the end of the period of office of the other members of the Supervisory Board who have been appointed for the longest admissible period of office.

5.4.5 The compensation of the members of the Supervisory Board is specified in the Articles of Association. It is based upon the responsibilities and tasks of the members of the Supervisory Board, as well as the economic situation and performance of the company. Also taken into account are the holding of a chair or deputy chair position in the Supervisory Board, as well as the chairmanship and membership in any Supervisory Board committee.

The members of the Supervisory Board receive fixed as well as performance-related compensation. The latter is based upon the dividend payments to the bank's shareholders. .

The compensation of the members of the Supervisory Board is reported in the Notes to the Annual Accounts, broken down according to components, each in a single sum. Should, by way of exception, compensation be paid to the members of the Supervisory Board or advantages extended for services provided individually, in particular, advisory or agency services, these payments are shown separately in the Notes to the Annual Accounts.

5.4.6 If a member of the Supervisory Board has taken part in less than half of the meetings of the Supervisory Board in a financial year, this will be noted in the Report of the Supervisory Board.

5.5 Conflicts of Interest

5.5.1 All members of the Supervisory Board are bound to act in the company's best interests. No member of the Supervisory Board will pursue personal interests in his decisions, or use business opportunities intended for Essen Hyp for himself.

5.5.2 Each member of the Supervisory Board shall inform the chairman of the Supervisory Board of any conflicts of interest, especially those which may result from a consultant or directorship position with clients, suppliers, lenders or other business partners. If necessary, the chairman of the Supervisory Board will then have the Presiding Committee discuss the issue. The chairman of the Supervisory Board shall disclose his own conflicts of interest to the Supervisory Board or the Presiding Committee.

5.5.3 Material and not merely temporary conflicts of interest with respect to the person of a Supervisory Board member shall result in the termination of his mandate.

5.5.4 Advisory and other service agreements between a member of the Supervisory Board and the bank require the Supervisory Board's approval.

5.6 Examination of Efficiency

The Supervisory Board shall examine the efficiency of its activities on a regular basis.

6 Transparency

6.1 The Board of Managing Directors shall disclose without delay any new facts within the company's field of activity that are not known publicly if they are likely to substantially influence the price of the company's listed securities, due to their impact on the asset and financial situation or general business development.

6.2 As soon as the company becomes aware of the fact that an individual acquires, sells or by any other means exceeds or falls short of 5, 10, 25, 50 or 75% of the voting rights in the company, the Board of Managing Directors shall disclose this fact without delay.

6.3 The company's treatment of all shareholders in respect of information shall be the same. The company shall also disclose all new facts made known to financial analysts and similar addressees to its shareholders without delay.

6.4 The company shall use suitable communication media, such as the internet, to inform shareholders and investors in a prompt and uniform manner.

6.5 Any information which the company discloses abroad in compliance with applicable capital market law provisions will also be disclosed domestically without delay.

6.6 As part of the bank's regular information policy, the dates of its most important regular publications (including the Annual Report, Interim Reports, General Meeting) are published sufficiently in advance in a 'financial calendar'.

6.7 Any information on the company disclosed by Essen Hyp shall also be published on the bank's website. The website shall have a clear structure.

7.1 Reporting

7.1.1 Third parties receive their information through the Annual Financial Statements. During the financial year, they receive additional information in the form of interim reports that are published at the end of the second and third quarters. The Annual Financial Statements and Interim Reports are prepared according to national legislation, i.e. the provisions set out in the German Commercial Code (*HGB*), which also form the basis for taxation.

7.1.2 The Annual Financial Statements are prepared by the Board of Managing Directors and examined by the auditors and the Supervisory Board. The Annual Financial Statements shall be publicly accessible within 90 days of the end of the financial year; Interim Reports shall be publicly accessible within 45 days of the end of the reporting period.

7.1.3 The company publishes a list of third party companies in which it has a participating interest that is not of minor importance for the company. The trading portfolios of the bank, on which voting rights are not exercised, are disregarded in this context. In accordance with the German Commercial Code (*HGB*) the following information is provided in the bank's Annual Accounts: name and registered office of the company, the amount of the interest, the amount of equity and the operating result of the past financial year.

7.1.4 Notes on the relationships with shareholders who are considered 'related parties' pursuant to the applicable accounting regulations, shall be provided in the Annual Financial Statements.

7.2 *Audit of the Annual Financial Statements*

7.2.1 Prior to submitting a proposal for election, the Supervisory Board will obtain a statement from the proposed auditor stating whether, and where applicable, which professional, financial and other relationships exist between the auditor and its executive bodies and head auditors on the one hand, and the company and its Board members on the other hand, that could call its independence into question. This statement shall include the extent to which other services were performed for the company in the past year, especially in the field of consultancy, or which are contracted for the following year.

The Supervisory Board agrees with the auditor that the chairman of the Supervisory Board will be informed immediately of any grounds for disqualification or partiality occurring during the audit, unless such grounds are removed immediately.

7.2.2 The Supervisory Board shall commission the auditor to carry out the audit and conclude an agreement on the latter's fee.

7.2.3 The Supervisory Board shall arrange for the auditor to report on all facts and events of importance for the tasks of the Supervisory Board which arise during the performance of the audit.

The Supervisory Board shall arrange for the auditor to inform it and/or note in the Auditors' Report if, during the performance of the audit, the auditor comes across facts which show a misstatement by the Board of Managing Directors and Supervisory Board on the Corporate Governance Code.

7.2.4 The auditor takes part in the Supervisory Board's deliberations on the Annual Financial Statements and reports on the relevant results of the audit. He is available to answer the questions the members of the Supervisory Board may have.

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Committees

Board of Managing Directors

Board of Managing Directors

Hubert Schulte-Kemper, Marl, Chairman
Michael Fröhner, Dortmund

Executive Vice Presidents

Executive Vice Presidents

Hans-Jürgen Kröncke, Haltern
Norbert Boddenberg, Essen

Trustees

Trustees

Dieter Eberle, Lawyer, Essen
Dr. rer. pol. Thomas Geer, Essen (since Oct 16, 2001) Deputy
Dr. Johannes Werner Schmidt, Essen (since Nov 1, 1998) Deputy
Rolf Dahlmann, Essen (since April 1, 2004) Deputy

Supervisory Board

Supervisory Board

Andreas de Maizière Chairman; Member of the Board of Managing Directors, Commerzbank AG, Frankfurt/Main	Berta Schuppli Deputy Chairman, Wiesbaden
Ute Gibbels Hypothekenbank in Essen AG,	Dieter Disse Hypothekenbank in Essen AG,

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Essen

Dr. Eric Strutz
Member of the Board of Managing Directors,
Commerzbank AG, Frankfurt/Main

Essen

Dr. Renate Krümmer
Executive Vice President
Group Strategy and Controlling,
Commerzbank AG, Frankfurt/Main

Advisory Council

Advisory Council

Dr. Axel Frhr. v. Ruedorffer
Chairman (since March 18, 2004); Member of the Central Advisory Board, Commerzbank AG , Frankfurt/Main

Dr. Friedel Abel
Chairman of the Board of Managing Directors, Hochtief Construction AG, Essen

Harold Hörauf
Member of the Supervisory Board HSBC Trinkaus & Burkhardt KGaA, Düsseldorf

Dr. Hans-Joachim Jacob
Auditor, Darmstadt

Prof. em. Dr. Paul Klemmer,
President of the Verband für Wohnungswesen, Städtebau und Raumordnung e.V., Berlin

Uwe Kruschinski
Member of the Board of Managing Directors, Bankgesellschaft Berlin AG,
Berlin

Hermann Marth
Chairman of the Board of Managing

Directors, RAG Immobilien AG, Essen

Klaus Pohl
General Manager of the Treuhandstelle für Wohnungsunternehmen in Bayern GmbH, Munich

Dr. Udo Scheffel
Chairman of the Executive Board, Bayerische Immobilien AG, Munich

Dr. Wolfgang Schuppli
Lawyer, Wiesbaden

Priv. Doz. Dr. Ulf R. Siebel
Lawyer, Frankfurt/Main

ESSEN HYP

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Company

Our Branches and Offices

Head Office

Essen
Gildehofstr. 1
D-45127 Essen
Postfach 10 18 61
D-45018 Essen

Tel.: +49 2 01 81 35-0
Fax: +49 2 01 81 35-2 00
Fax Treasury:
+49 2 01 81 35-399

Registered under
HRB Essen No. 7083

E-mail: **info@essenhyp.com**
Internet: **www.essenhyp.com**

Lending Offices

Berlin
Jägerstraße 58
D-10117 Berlin
Tel.: +49 30 81 45 07-10
Fax: +49 30 81 45 07-29
berlin@essenhyp.com

Munich
Romanstr. 43
D-80639 Munich
Tel.: +49 89 29 16 17 52
Fax: +49 89 29 16 17 54
muenchen@essenhyp.com

Frankfurt
Westendstr. 19
D-60325 Frankfurt
Tel.: +49 69 17 20 65
frankfurt@essenhyp.com

Hamburg
Fleethof- Stadthausbrücke 1
D-20355 Hamburg
Tel.: +49 40 32 52 43-00
Fax: +49 40 32 52 43-29
hamburg@essenhyp.com

Representative Offices

Brussels
Rue de l'Amazone 2
Amazonestraat 2
Bruxelles B-1050 Brussel
Tel.: +32 2 5 34 95 95
Fax: +32 2 5 34 96 96
bruessel@essenhyp.com

London
Commerzbank House
23 Austin Friars
London EC2N 2NB
Great Britain
Tel.: 00 44 20 76 38 09 52
Fax: 00 44 20 76 38 09 53
london@essenhyp.com

Paris
9, avenue de Friedland

New York
375 Park Avenue

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75008 Paris France Tel.: +33 1 42 25 25 30 Fax: +33 1 42 25 25 39 **paris@essenhyp.com**	26th Floor, Suite 2603 New York, NY 10152 USA Tel.: +1/212/750 8855 Fax: +1/212/750 8555 **newyork@essenhyp.com**

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Company

External Links

- **Commerzbank - Our Major Shareholder**
- **VDH - Verband deutscher Hypothekenbanken**
  (Association of German Mortgage Banks)

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Hypothekenbank in Essen Aktiengesellschaft is a stock corporation (Aktiengesellschaft) under German law. The bank has its registered office in Essen/Germany and is incorporated in the German Register of Companies (Handelsregister) under HRB No. 7083. The bank and its business activities are subject to the supervision of the Federal Financial Supervisory Authority (BAFin).

Pursuant to Section 27 (a) of the German Value Added Tax Act (UStG) and Article 22 (1) of the Sixth Council Directive 77/388/EEC of May 17, 1977 on the harmonization of the laws of the Member States relating to turnover taxes, the VAT identification number of Hypothekenbank in Essen AG is DE 119654158.

The server for these sites is located in Essen/Germany.

Hypothekenbank in Essen Aktiengesellschaft
Gildehofstraße 1
45127 Essen / Germany
Tel.: +49 201 8135-0
Fax: +49 201 8135-200
▷ **E-mail: info@essenhyp.com**

Public Relations Management
Tel.: +49 201 8135-495
Fax: +49 201 8135-469

Support Office of the Board of Managing Directors
Tel.: +49 201 8135-391
Fax: +49 201 8135-200

Board of Managing Directors

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Hubert Schulte-Kemper
Michael Fröhner

We have tasked prompter AG,
Binger Straße 14-16, 55122 Mainz/Germany,
with the credit servicing process, i.e. the granting and management of loans and the administration of the securities that relate to these loans.

For this purpose, we have authorized and empowered prompter AG to carry out any task relating to credit servicing on our behalf, even prior to loan approval. This authorization includes, in particular, the correspondence with notaries public, land registries, authorities and credit institutions, as well as the issuing of declarations in conjunction with our claims, legal charges and other securities.

Since July 2003 the STATER Deutschland GmbH & Co KG, Hochkreuzallee 1, 53175 Bonn, is also responsible for the credit service, i.e. the administration of loans.

This website has been designed by:

vE & K Werbeagentur GmbH & Co. KG
Herthastr. 7
45131 Essen / Germany
Tel.: +49 201 43772-0
Fax: +49 201 43772-30
▷ E-mail: **info@ve-k.de**
▷ Internet: **www.ve-k.de**

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Success needs far-sightedness

This is where you will find facts and figures about Hypothekenbank in Essen AG, including our Annual and Interim Reports, which are available for download. If you wish to learn more about Hypothekenbank in Essen AG, just browse through our presentations on our recent roadshows and our last Capital Market Conference.

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Download Service

These items are available:

- In the Spotlight: International Real Estate Projects (pdf)
- Interim Report as of September 30, 2004 (pdf)
- Press Release Interim Report as of September 30, 2004 (pdf)
- Annual Report 2003 (pdf)
- Press Release Annual Report 2003 (pdf)
- Annual Report 2002 (pdf)
- Press Release Annual Report (pdf)
- Annual Report 2001 (pdf)
- Press Release Annual Report (pdf)

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Germany: Will structural reforms push Germany into deflation? **» more**

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Roadshow

Impressions

- **23.06.2004, John F. Kennedy Library, Boston**
- **21.06.2004, Mandarin Oriental, New York**

- **16.02.2004, Commerzbank-Tower, Frankfurt**
- **26.01.2004, Hotel principe di savoia, Milano**
- **13.01.2004, Szépmüvészeti Múzeumba, Budapest**
- **28.11.2003, Grand Hôtel Intercontinental, Paris**
- **27.11.2003, Victoria and Albert Museum, London**
- **21.11.2003, Fundacion Real Fábrica de Tapices, Madrid**

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Germany: Will structural reforms push Germany into deflation? **» more**

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
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Capital Market Conference

3rd Capital Market Conference

More than 350 financial experts from all over the world attended the 3rd Capital Market Conference of Hypothekenbank in Essen AG in the premises of the 'Messe Essen'. The issues dealt with this year included current trends in securitization, bond market developments, Pfandbrief ratings and European monetary policy. As during our previous conferences, we had interesting discussions about the present and future standing of the Pfandbrief on the national, European and worldwide capital markets. The conference participants – capital market executives, analysts, research and investment specialists, experts and investors from all over the world – once again benefited from the transfer and sharing of knowledge.

▷ Impressions 3rd Capital Market Conference

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Germany: Will structural reforms push Germany into deflation? » more

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The information and statements contained in the web sites of Hypothekenbank in Essen AG have been carefully reviewed and/or obtained from unchecked publicly accessible sources we believe to be reliable. However, we have only checked the information obtained from these sources for plausibility and not for accuracy. Despite all care, Hypothekenbank in Essen AG does not assume any liability or guarantee for the timeliness, completeness and accuracy of the information provided on its web sites. The same applies to information obtained from other web sites, which can be accessed via hyperlinks. Hypothekenbank in Essen AG assumes no responsibility for the contents of such web sites.

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The data contained in our web sites and/or the publications available for download do not include all material information that would be required for an investment decision. They merely constitute non-binding statements and views about markets and products believed to be correct at the time of publication. In particular, the information does not constitute an offer in the legal sense of the term.

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Contents and structure of the web sites of Hypothekenbank in Essen AG are copyright protected. Any reproduction or use of information or data content requires the prior written approval of Hypothekenbank in Essen AG.

Privacy Policy

Privacy statement
This privacy statement applies to **www.essenhyp.de** and **www.essenhyp.com**, the web sites of Hypothekenbank in Essen AG. As the owner of these sites, Hypothekenbank in Essen AG is responsible for their contents. The pages of our web sites may contain links to other content providers inside or outside of Hypothekenbank in Essen AG to whom this privacy statement does not apply. Personal data received via

» www.essenhyp.de
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VDH-Pfandbrief Curve



» **more**

Credit Research
Last Update
Jan. 2005
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3rd Capital Market Conference
More than 350 financial experts from all over the world attended the 3rd Capital Market Conference of Hypothekenbank in Essen AG. » **more**

Current Financial and Economic Topics
Germany: Will structural *reforms push Germany into* deflation? » **more**

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» **more**

the web sites of Hypothekenbank in Essen AG will only be collected, processed and used in accordance with the provisions of German data protection and privacy laws.

How will personal data and information received from you be used?
Various types of personal data and other information result from our web sites. We will use this data as follows:

- If you send us a message or give us instructions online (e.g. you order a copy of our Annual Report), we will use the data submitted by you only for the purpose of processing your request.

- If you register for a certain service (e.g. an e-mail newsletter), we will use the personal data received from you only to the extent that this is required for providing such service.

- We keep anonymous records of the hits our web sites receive. These records are evaluated for statistical purposes, in order to analyze and continually improve the navigation structure of our web sites.
  Depending on the access protocol the following information will be included in the log file:
  - IP address of the remote computer
  - date and time of the request
  - information submitted by the remote computer (e.g. file name)
  - access status of the web server (file transferred, file not found, command not processed etc.)
  - name of the requested file
  - URL from which the file was requested and/or the requested service was accessed
  - information about the web browser used

Who will process and have access to the personal data and information received from you?
Your enquiries and messages will be processed by employees of Hypothekenbank in Essen AG. The technical implementation of our web sites is the responsibility of an external service provider. This service provider has undertaken to process any and all personal data and information received via our web sites only in accordance with the instructions of Hypothekenbank in Essen AG. We will not pass on any personal data and information received from you to third companies.

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Press

▷ **Press Release of Hypothekenbank in Essen AG concerning a new public- sector Global Pfandbrief (as of January 19, 2005 - PDF)**

▷ **Press Release of Hypothekenbank in Essen AG concerning the Global Pfandbrief (as of November 11, 2004 - PDF)**

▷ **Press Release of Hypothekenbank in Essen AG concerning the Interim Report (as of September 30, 2004 - PDF)**

▷ **Download picture (jpg 1.8 Mbyte) of Hubert Schulte-Kemper, Chairman of the Board of Managing Directors**

Contact:

Dr. Kerstin Büteführ
Tel.: +49/201/8135-626
Fax: +49/201/8135-135
kerstin.buetefuehr@essenhyp.com

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» www.essenhyp.de

Search: go

VDH-Pfandbrief Curve



» more

Credit Research
Last Update
Jan. 2005
» more

3rd Capital Market Conference
More than 350 financial experts from all over the world attended the 3rd Capital Market Conference of Hypothekenbank in Essen AG. **» more**

Current Financial and Economic Topics
Germany: Will structural reforms push Germany into deflation? **» more**

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

ESSEN HYP

Home
Investor Relations
Credit Research
Bonds & Notes
Financial Reports
International Real Estate Finance
Company
Info Pool
Contact
Online Contact

Contact

Chairman of the Board of Managing Directors
Hubert Schulte-Kemper

Secretariat:
Tel.: +49 201 8135-301
Tel.: +49 201 8135-302

Member of the Board of Managing Directors
Michael Fröhner

Secretariat:
Tel.: +49 201 8135-311

Treasury

Secretariat:
Tel.: +49 201 8135-361
Tel.: +49 201 8135-362

Real Estate Finance Transaction Management

Secretariat:
Tel.: +49 201 8135-451

Corporate Management

Secretariat:
Tel.: +49 201 8135-361

Legal Department

Secretariat:
Tel.: +49 201 8135-484

National Real Estate Finance Marketing

Secretariat:
Tel.: +49 201 8135-636

Accounting and Taxes

Secretariat:
Tel.: +49 201 8135-601

International Real Estate Finance Marketing

Secretariat:
Tel.: +49 201 8135-632

Transaction Banking

Secretariat:
Tel.: +49 201 8135-601

Whether criticism, suggestions, wishes or questions - there are lots of reasons to send us an e-mail. Above all we welcome each response!

▷ **Contact**

» www.essenhyp.de

Search: go

VDH-Pfandbrief Curve



» **more**

Credit Research
Last Update
Jan. 2005
» **more**

3rd Capital Market Conference
More than 350 financial experts from all over the world attended the 3rd Capital Market Conference of Hypothekenbank in Essen AG. » **more**

Current Financial and Economic Topics
Germany: Will structural reforms push Germany into deflation? » **more**

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» **more**

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» www.essenhyp.de

Search: go

VDH-Pfandbrief Curve



» more

Credit Research
Last Update
Jan. 2005
» more

3rd Capital Market Conference
More than 350 financial experts from all over the world attended the 3rd Capital Market Conference of Hypothekenbank in Essen AG. **» more**

Current Financial and Economic Topics
Germany: Will structural reforms push Germany into deflation? **» more**

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more